Exhibit 99.1

          2nd Quarter 2013 • Report to Shareholders • Three and Six months ended April 30, 2013
TD Bank Group Reports Second Quarter 2013 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), unless otherwise noted.
   Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
•	Reported diluted earnings per share were $1.78, compared with $1.78.
•	Adjusted diluted earnings per share were $1.90, compared with $1.82.
•	Reported net income was $1,723 million, compared with $1,693 million.
•	Adjusted net income was $1,833 million, compared with $1,736 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2013, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $3.65, compared with $3.33.
•	Adjusted diluted earnings per share were $3.90, compared with $3.68.
•	Reported net income was $3,513 million, compared with $3,171 million.
•	Adjusted net income was $3,749 million, compared with $3,498 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $58 million after tax (6 cents per share), compared with $59 million after tax (6 cents per share) in the second quarter last year.
•
A loss of $22 million after tax (3 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a loss of $9 million after tax (1 cent per share) in the second quarter last year.

•
Integration charges and direct transaction costs of $30 million after tax (3 cents per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $30 million after tax (3 cents per share) in the second quarter last year.

TORONTO, May 23, 2013 – TD Bank Group (TD or the Bank) today announced its financial results for the second quarter ended April 30, 2013. Results for the quarter reflected good earnings contributions from TD’s personal and commercial banking operations in Canada and the U.S.
“TD had a solid second quarter, delivering adjusted earnings of $1.8 billion, up 6% from a year ago,” said Ed Clark, Group President and Chief Executive Officer. “We feel positive about these results in the context of a challenging operating environment. We remain confident that our customer-focused, retail-driven business model will help us manage through a period of slower growth and low interest rates.”

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted reported net income of $847 million in the second quarter. On an adjusted basis, net income was $877 million, up 5% compared with the second quarter last year. These earnings reflect continued good loan and deposit growth, stable margins, favourable credit performance and effective cost management.
“Canadian Personal and Commercial Banking businesses generated good results in a continued slow growth environment,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards. “We are pleased with our results to date in 2013, and we believe that our continued focus on providing industry-leading customer service and convenience, as well as ongoing improvements in productivity, will position us well for the future.”

Wealth and Insurance
Wealth and Insurance delivered net income of $364 million in the quarter, flat to last year. Increased Wealth earnings were driven by strong performance in our advice-based and asset management businesses and good growth in client assets. During the quarter, TD acquired Epoch Investment Partners, Inc., a successful New York-based asset management firm, which will further advance the growth strategy for the Wealth business. In Insurance, good premium growth was more than offset by higher claims due to a more severe winter and increased investments in the business. TD Ameritrade contributed $53 million in earnings to the segment, an increase of 13% compared with the second quarter last year.
"In our Wealth business we have strong momentum, and we look forward to working with Epoch to drive further growth," said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. "In Insurance, we expect good premium growth but face increased uncertainty, including the impact of past and future Ontario auto reforms."

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$392 million in net income for the quarter, an increase of 9% compared with the second quarter last year. Results were driven by strong loan and deposit volume growth, partially offset by lower margins. During the second quarter, TD acquired leading retailer Target’s U.S. Visa and private label credit card portfolio, adding $6 billion of high quality assets to TD’s balance sheet.
“TD Bank, America’s Most Convenient Bank, had a good second quarter, with strong volume growth in both loans and deposits,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “Although we continue to feel the impact of margin pressure, we remain focused on delivering legendary customer service and convenience and achieving productivity improvements.”

Wholesale Banking
Wholesale Banking net income for the quarter was $220 million, an increase of 12% compared with the second quarter last year, driven by higher trading-related revenue, improved client activity, and lower non-interest expenses.
“We are pleased with our second quarter results and the continued performance of our strong franchise businesses in a difficult trading environment,” said Bob Dorrance, Group Head, Wholesale Banking. “We are encouraged by the gradual improvement in capital markets, and we expect to capitalize on increased market activity as macroeconomic conditions stabilize.”

Capital
TD’s Common Equity Tier 1 ratio on a Basel III fully phased-in basis was 8.8%, having absorbed the Target U.S. credit card and Epoch acquisitions in the quarter. In view of our demonstrated ability to generate capital, TD is announcing today a 12 million share buyback program which translates to roughly $1 billion in capital.

Conclusion
“We are pleased with our results for the quarter, given the backdrop of low interest rates and slower economic growth. At the half-year mark, we are very pleased with our 7% adjusted earnings growth on a year-to-date basis, driven by our retail businesses,” said Clark. “We will continue to build our businesses and focus on managing our expenses prudently while delivering value for our customers, employees, communities and shareholders.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 3

	CONTENTS

1	SECOND QUARTER FINANCIAL HIGHLIGHTS and	46	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	46	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	47	Interim Consolidated Balance Sheet
5	How We Performed	48	Interim Consolidated Statement of Income
9	Financial Results Overview	49	Interim Consolidated Statement of Comprehensive Income
13	How Our Businesses Performed	50	Interim Consolidated Statement of Changes in Equity
21	Balance Sheet Review	51	Interim Consolidated Statement of Cash Flows
22	Credit Portfolio Quality	52	Notes to Interim Consolidated Financial Statements
29	Capital Position
31	Managing Risk	82	SHAREHOLDER AND INVESTOR INFORMATION
43	Securitization and Off-Balance Sheet Arrangements
45	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2012 Annual Report (“2012 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2013” and in other statements regarding the Bank’s objectives and priorities for 2013 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks, all of which are discussed in the 2012 MD&A. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2012” in the “Financial Results Overview” section of the 2012 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; changes to the Bank’s credit ratings; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2012 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 MD&A under the headings “Economic Summary and Outlook”, as updated in this document; and for each business segment, “Business Outlook and Focus for 2013”, as updated in this document under the headings “Business Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the three and six months ended April 30, 2013, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2012 Annual Report. This MD&A is dated May 22, 2013. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2012 Annual Report or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2012 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Results of operations
Total revenue	$6,000	$5,971	$5,750	$11,971	$11,392
Provision for credit losses	417	385	388	802	792
Non-interest expenses	3,626	3,495	3,372	7,121	6,921
Net income – reported	1,723	1,790	1,693	3,513	3,171
Net income – adjusted[1]	1,833	1,916	1,736	3,749	3,498
Economic profit[2]	756	832	762	1,586	1,546
Return on common equity – reported	14.8%	15.3%	16.2%	15.0%	15.1%
Return on common equity – adjusted[2]	15.8%	16.4%	16.6%	16.1%	16.7%
Financial position
Total assets	$826,407	$818,482	$773,186	$826,407	$773,186
Total equity	51,159	49,780	45,919	51,159	45,919
Total risk-weighted assets[3]	281,790	274,445	241,968	281,790	241,968
Financial ratios
Efficiency ratio – reported	60.5%	58.5%	58.7%	59.5%	60.8%
Efficiency ratio – adjusted[1]	58.4%	55.6%	56.8%	57.0%	56.0%
Common Equity Tier 1 capital to risk weighted assets[4]	8.8%	8.8%	n/a	8.8%	n/a
Tier 1 capital to risk weighted assets[3]	10.8%	10.9%	12.0%	10.8%	12.0%
Provision for credit losses as a % of net average loans
and acceptances[5]	0.39%	0.35%	0.37%	0.37%	0.38%
Common share information – reported (dollars)
Per share earnings
Basic	$1.79	$1.87	$1.79	$3.66	$3.35
Diluted	1.78	1.86	1.78	3.65	3.33
Dividends per share	0.81	0.77	0.72	1.58	1.40
Book value per share	50.18	48.78	45.19	50.18	45.19
Closing share price	82.59	83.29	83.49	82.59	83.49
Shares outstanding (millions)
Average basic	920.9	916.8	904.1	918.8	902.6
Average diluted	923.7	922.6	912.6	923.2	911.0
End of period	922.1	920.5	908.2	922.1	908.2
Market capitalization (billions of Canadian dollars)	$76.2	$76.7	$75.8	$76.2	$75.8
Dividend yield	3.7%	3.7%	3.4%	3.7%	3.6%
Dividend payout ratio	45.3%	41.2%	40.2%	43.2%	41.8%
Price to earnings ratio	11.7	11.8	12.7	11.7	12.7
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.91	$2.01	$1.84	$3.92	$3.71
Diluted	1.90	2.00	1.82	3.90	3.68
Dividend payout ratio	42.4%	38.3%	39.2%	40.3%	37.8%
Price to earnings ratio	10.8	11.0	11.6	10.8	11.6
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation.
3
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.

4
Effective the first quarter of 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the Common Equity Tier 1 capital measure in accordance with the “all-in” methodology.

5
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had $826 billion in assets on April 30, 2013. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Net interest income	$3,902	$3,846	$3,680	$7,748	$7,367
Non-interest income	2,098	2,125	2,070	4,223	4,025
Total revenue	6,000	5,971	5,750	11,971	11,392
Provision for credit losses	417	385	388	802	792
Non-interest expenses	3,626	3,495	3,372	7,121	6,921
Income before income taxes and equity in net income of an
investment in associate	1,957	2,091	1,990	4,048	3,679
Provision for income taxes	291	360	351	651	623
Equity in net income of an investment in associate, net of income taxes	57	59	54	116	115
Net income – reported	1,723	1,790	1,693	3,513	3,171
Preferred dividends	49	49	49	98	98
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,674	$1,741	$1,644	$3,415	$3,073
Attributable to:
Non-controlling interests	$26	$26	$26	$52	$52
Common shareholders	$1,648	$1,715	$1,618	$3,363	$3,021

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Operating results – adjusted
Net interest income[1]	$3,902	$3,846	$3,702	$7,748	$7,403
Non-interest income[2]	2,123	2,094	2,077	4,217	4,086
Total revenue	6,025	5,940	5,779	11,965	11,489
Provision for credit losses[3]	417	385	468	802	913
Non-interest expenses[4]	3,518	3,300	3,279	6,818	6,437
Income before income taxes and equity in net income of an
investment in associate	2,090	2,255	2,032	4,345	4,139
Provision for income taxes[5]	328	411	365	739	786
Equity in net income of an investment in associate, net of income taxes[6]	71	72	69	143	145
Net income – adjusted	1,833	1,916	1,736	3,749	3,498
Preferred dividends	49	49	49	98	98
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,784	1,867	1,687	3,651	3,400
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	26	52	52
Net income available to common shareholders – adjusted	1,758	1,841	1,661	3,599	3,348
Adjustments for items of note, net of income taxes
Amortization of intangibles[7]	(58)	(56)	(59)	(114)	(119)
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[8]	(22)	24	(9)	2	(54)
Integration charges and direct transaction costs relating to U.S. Personal and
Commercial Banking acquisitions[9]	–	–	–	–	(9)
Fair value of credit default swaps hedging the corporate loan book, net of
provision for credit losses[10]	–	–	(1)	–	(2)
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition[11]	–	–	(3)	–	(8)
Integration charges and direct transaction costs relating to the acquisition
of the credit card portfolio of MBNA Canada[12]	(30)	(24)	(30)	(54)	(54)
Litigation reserve[13]	–	(70)	–	(70)	(171)
Reduction of allowance for incurred but not identified credit losses[14]	–	–	59	–	90
Total adjustments for items of note	(110)	(126)	(43)	(236)	(327)
Net income available to common shareholders – reported	$1,648	$1,715	$1,618	$3,363	$3,021
1
Adjusted net interest income excludes the following items of note: second quarter 2012 – $22 million (net of tax, $17 million) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 12; first quarter 2012 – $14 million (net of tax, $10 million) of certain charges against revenue related to promotional-rate card origination activities.

2
Adjusted non-interest income excludes the following items of note: second quarter 2013 – $25 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $5 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2012 – $80 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 14; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking.

4
Adjusted non-interest expenses excludes the following items of note: second quarter 2013 – $67 million amortization of intangibles, as explained in footnote 7; $41 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 12; first quarter 2013 – $66 million amortization of intangibles; $32 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $97 million of charges related to a litigation reserve, as explained in footnote 13; second quarter 2012 – $69 million amortization of intangibles; $6 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $285 million of charges related to a litigation reserve.

5
For a reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: second quarter 2013 – $14 million amortization of intangibles, as explained in footnote 7; first quarter 2013 – $13 million amortization of intangibles; second quarter 2012 – $15 million amortization of intangibles; first quarter 2012 – $15 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolio of MBNA Canada in 2012, the acquisition of Target’s U.S. credit card portfolio in 2013, and the Epoch acquisition in 2013. Amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of asset acquisitions and business combinations.

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges in the recent quarters were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter of 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 7

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking. The fourth quarter of 2012 was the last quarter U.S. Personal and Commercial Banking included any further Chrysler Financial-related integration charges or direct transaction costs as an item of note.

12
As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenue related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition are incurred by Canadian Personal and Commercial Banking. The integration charges to date are higher than what was anticipated when the transaction was announced. The elevated spending is primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business.

13
The Bank took prudent steps to determine in accordance with applicable accounting standards that litigation provisions were required in the following relevant periods. In the first quarter of 2012, the Bank determined that the litigation provision of $285 million ($171 million after tax) was required as a result of certain adverse judgments in the U.S. during the quarter as well as settlements reached following the quarter. In the first quarter of 2013, the Bank further reassessed its litigation provisions and determined that an additional increase in the litigation provision of $97 million ($70 million after tax) was required as a result of recent developments and settlements reached in the U.S., having considered these factors as well as other related or analogous litigation cases.

14
Excluding the impact related to the credit card portfolio of MBNA Canada and other consumer loan portfolios (which is recorded in Canadian Personal and Commercial Banking), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” was $80 million (net of tax, $59 million) in the second quarter 2012 and $41 million (net of tax, $31 million) in the first quarter 2012, all of which was attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios. Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business will be included in Corporate segment net income and will no longer be recorded as an item of note.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Basic earnings per share – reported	$1.79	$1.87	$1.79	$3.66	$3.35
Adjustments for items of note[2]	0.12	0.14	0.05	0.26	0.36
Basic earnings per share – adjusted	$1.91	$2.01	$1.84	$3.92	$3.71

Diluted earnings per share – reported	$1.78	$1.86	$1.78	$3.65	$3.33
Adjustments for items of note[2]	0.12	0.14	0.04	0.25	0.35
Diluted earnings per share – adjusted	$1.90	$2.00	$1.82	$3.90	$3.68
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
TD Bank, N.A.	$30	$28	$31	$58	$64
TD Ameritrade (included in equity in net income of an
investment in associate)	14	13	15	27	30
MBNA Canada	9	9	8	18	14
Software	39	38	37	77	66
Other	5	6	5	11	11
Amortization of intangibles, net of income taxes	$97	$94	$96	$191	$185
1
Amortization of intangibles, with the exception of software, are included as items of note. For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 8

Economic Profit and Return on Common Equity
The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 (CET1) ratio. The return measures for business segments reflect a return on common equity methodology.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Average common equity	$45,651	$44,488	$40,625	$45,093	$40,262
Rate charged for average common equity	9.0%	9.0%	9.0%	9.0%	9.0%
Charge for average common equity	$1,002	$1,009	$899	$2,013	$1,802
Net income available to common shareholders
– reported	$1,648	$1,715	$1,618	$3,363	$3,021
Items of note impacting income, net of income taxes[1]	110	126	43	236	327
Net income available to common shareholders
– adjusted	$1,758	$1,841	$1,661	$3,599	$3,348
Economic profit[2]	$756	$832	$762	$1,586	$1,546
Return on common equity – adjusted	15.8%	16.4%	16.6%	16.1%	16.7%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Economic profit is calculated based on average common equity.

SIGNIFICANT EVENTS IN 2013

Acquisition of Target Corporation’s U.S. Credit Card Portfolio
On March 13, 2013, the Bank acquired substantially all of Target Corporation’s existing U.S. Visa and private label credit card portfolio, with a gross outstanding balance of $5.8 billion. The Bank also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.
   Under the terms of the program agreement, the Bank and Target Corporation will share in the profits generated by the portfolios. Target Corporation will be responsible for all elements of operations and customer service, and will bear most of the operating costs to service the assets. The Bank will control risk management policies and regulatory compliance and will bear all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date to April 30, 2013 have been recorded in the U.S. Personal and Commercial Banking segment.
    At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Interim Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation’s share of revenue and credit losses is recorded in Non-interest expenses on the Interim Consolidated Statement of Income and related receivables from, or payables to Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Interim Consolidated Balance Sheet.

Acquisition of Epoch
On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch) for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.
The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date to April 30, 2013, have been consolidated with the Bank’s results and are reported in the Wealth and Insurance segment.
As at March 27, 2013, the acquisition contributed $36 million of tangible assets, and $12 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $650 million has been allocated to customer relationship intangibles of $149 million and goodwill of $501 million.

Acquisition of HSBC’s Consumer Private Label Credit Card Portfolio
The Bank entered into an agreement with HSBC Retail Services Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, to acquire its consumer private label credit card portfolio, which totalled approximately $495 million at February 28, 2013. The acquisition, subject to regulatory approval, is expected to be completed in the second half of fiscal 2013.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the second quarter of 2013 against the financial performance indicators included in the 2012 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section of this document.
•
Adjusted diluted earnings per share for the six months ended April 30, 2013 increased 6% from the same period last year, reflecting strong retail earnings performance. The Bank’s goal is to achieve 7-10% adjusted earnings per share growth over the medium term.

•	Adjusted return on risk-weighted assets (RWA) for the six months ended April 30, 2013 was 2.71%.
•	For the twelve months ended April 30, 2013, the total shareholder return was 3% which was below the Canadian peer average of 12%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year.
Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the three months ended April 30, 2013, compared with the second quarter last year. Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the six months ended April 30, 2013, compared with the same period last year, as shown in the table below.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	April 30, 2013 vs.	April 30, 2013 vs.
	April 30, 2012	April 30, 2012
U.S. Personal and Commercial Banking
Increased (decreased) total revenue – reported	$40	$(1)
Increased (decreased) total revenue – adjusted	40	(1)
Increased (decreased) non-interest expenses – reported	25	(2)
Increased (decreased) non-interest expenses – adjusted	25	1
Increased (decreased) net income – reported, after tax	9	(1)
Increased (decreased) net income – adjusted, after tax	9	(1)

TD Ameritrade
Increase (decrease) in share of earnings, after tax	$1	$(1)
Increase (decrease) in basic earnings per share – reported	$0.01	$–
Increase (decrease) in basic earnings per share – adjusted	$0.01	$–

Economic Summary and Outlook
The Canadian economy has progressed in 2013, following the slowdown in the prior year. Canada’s growth ended 2012 at an anaemic 1% pace due to the weak external environment combined with a cooling domestic economy. Economic data thus far in the first calendar quarter indicates that Canada’s growth is increasing towards 2%. However, further progress is likely to remain uneven, and the broader picture is one of subdued economic growth this year.
Specifically, domestic demand is likely to be modest as both consumers and governments restrain spending to focus on balancing finances. The pace of debt accumulation has slowed amongst consumers with household credit growth reaching its lowest level since 2001, more in line with income growth.
Canada’s housing sector also continues to cool. In the first quarter, housing starts decreased 20% relative to the prior year peak. In the resale market, demand has waned mostly due to tighter mortgage lending rules. In March 2013, existing home sales decreased 15% year over year amid modest price increases at the national level. Job growth has slowed relative to the prior year and the unemployment rate has plateaued at 7.2% as of April. Retail sales have also slowed in line with the modest pace of job creation. Due to slower debt accumulation and a welcome cooling in the housing sector, consumer spending and residential construction are unlikely to drive growth to the same extent as earlier in the economic recovery.
Canada’s export sector has been a key area of weakness in the economy since the financial crisis. Exports have yet to regain their pre-recession levels due to the very weak economic recovery in the United States. Growth in the U.S. has improved, but measures taken to reduce government deficits are restraining growth. However, the private sector continues to gain momentum as the housing sector recovers. Residential construction is growing strongly and the unemployment rate continues to fall. TD Economics expects growth in the U.S. to accelerate in the second half of 2013, which should increase demand for Canada’s exports.
Given the subdued economic backdrop, the Bank of Canada is likely to keep interest rates unchanged during 2013. Below-potential economic growth in the prior year has led inflation to cool dramatically, and TD Economics does not expect interest rate increases will be required in Canada until later in 2014.

Net Income
Quarterly comparison – Q2 2013 vs. Q2 2012
Reported net income for the quarter was $1,723 million, an increase of $30 million, or 2%, compared with the second quarter last year. Adjusted net income for the quarter was $1,833 million, an increase of $97 million, or 6%, compared with the second quarter last year. The increase in adjusted net income was primarily due to higher earnings in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wholesale Banking segments. Canadian Personal and Commercial Banking net income increased primarily due to loan and deposit volume growth, favourable credit performance, and effective cost management, partially offset by an elevated MBNA contribution in the second quarter last year from better credit performance on acquired loans. U.S. Personal and Commercial Banking net income increased primarily due to strong loan and deposit volume growth and a lower effective tax rate, partially offset by lower margins. Wholesale Banking net income increased primarily due to higher trading-related revenue and lower non-interest expenses, partially offset by higher taxes.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 10

Quarterly comparison – Q2 2013 vs. Q1 2013
Reported net income for the quarter decreased $67 million, or 4%, compared with the prior quarter. Adjusted net income for the quarter decreased $83 million, or 4% compared with the prior quarter. The decrease in adjusted net income was primarily due to lower earnings in the Canadian Personal and Commercial Banking and Corporate segments, partially offset by an increase in Wholesale Banking. Canadian Personal and Commercial Banking net income decreased primarily due to three fewer calendar days and higher non-interest expenses. Corporate segment net income decreased primarily due to unfavourable Other items including treasury and other hedging activities partially offset by lower net corporate expenses. Wholesale Banking net income increased primarily due to higher trading-related revenue and lower non-interest expenses, partially offset by lower security gains in the investment portfolio.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Reported net income was $3,513 million, an increase of $342 million, or 11%, compared with the same period last year. Adjusted net income was $3,749 million, an increase of $251 million, or 7%. The increase in adjusted net income was primarily due to higher earnings in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wealth and Insurance, and Corporate segments, partially offset by a decrease in Wholesale Banking. Canadian Personal and Commercial Banking net income increased primarily due to solid loan and deposit volume growth, favourable credit performance, and effective cost management, partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans. U.S. Personal and Commercial Banking net income increased primarily due to strong loan and deposit volume growth and a lower effective tax rate due to higher tax advantaged investments, partially offset by lower margins and higher non-interest expenses. Wealth and Insurance net income increased primarily due to growth in client assets, lower weather-related claims, and higher growth in insurance premiums. Corporate segment net income increased primarily due to the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio and positive tax results, partially offset by higher net corporate expenses driven by increased employee benefit and strategic initiative costs. Wholesale Banking net income decreased primarily due to lower revenue, partially offset by lower non-interest expenses.

Net Interest Income
Quarterly comparison – Q2 2013 vs. Q2 2012
Reported net interest income for the quarter was $3,902 million, an increase of $222 million, or 6%, compared with the second quarter last year. Adjusted net interest income for the quarter was $3,902 million, an increase of $200 million, or 5%, compared with the second quarter last year. The increase in adjusted net interest income was driven by increases in the U.S. Personal and Commercial Banking, Wholesale Banking, and Canadian Personal and Commercial Banking segments. U.S. Personal and Commercial Banking net interest income increased primarily due to increased credit card revenue from the Target asset acquisition and strong organic loan and deposit growth, partially offset by lower product margins and acquired loan accretion. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income. Canadian Personal and Commercial Banking net interest income increased primarily due to portfolio volume growth, partially offset by an elevated MBNA contribution in the second quarter last year from better credit performance on acquired loans.

Quarterly comparison – Q2 2013 vs. Q1 2013
Reported and adjusted net interest income for the quarter increased $56 million, or 1%, compared with the prior quarter. The increase in adjusted net interest income was driven by an increase in U.S. Personal and Commercial Banking, partially offset by decreases in the Canadian Personal and Commercial Banking and Corporate segments. U.S. Personal and Commercial Banking net interest income increased primarily due to increased credit card revenue from the Target asset acquisition. Canadian Personal and Commercial Banking net interest income decreased primarily due to three fewer calendar days. Corporate net interest income decreased primarily due to lower treasury and other hedging activities.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Reported net interest income of $7,748 million increased $381 million, or 5%, compared with the same period last year. Adjusted net interest income was $7,748 million, an increase of $345 million, or 5%. The increase in adjusted net interest income was driven by increases in the Canadian Personal and Commercial Banking, Wholesale Banking, U.S. Personal and Commercial Banking, and Corporate segments. Canadian Personal and Commercial Banking net interest income increased primarily due to portfolio volume growth and the inclusion of an additional month of MBNA. Wholesale Banking net interest income increased primarily due to improved credit originations. U.S. Personal and Commercial Banking net interest income increased primarily due to strong organic loan and deposit growth and the impact of the Target asset acquisition, partially offset by lower net interest margins. Corporate segment net interest income increased primarily due to gains in treasury and other hedging activities.

Non-Interest Income
Quarterly comparison – Q2 2013 vs. Q2 2012
Reported non-interest income for the quarter was $2,098 million, an increase of $28 million, or 1%, compared with the second quarter last year. Adjusted non-interest income for the quarter was $2,123 million, an increase of $46 million, or 2%, compared with the second quarter last year. The increase in adjusted non-interest income was driven by increases in the U.S. Personal and Commercial Banking and Wealth and Insurance segments, partially offset by a decrease in the Corporate segment. U.S. Personal and Commercial Banking non-interest income increased primarily due to increased credit card revenue from the Target asset acquisition. Wealth and Insurance non-interest income increased primarily due to higher fee-based revenue from asset growth and the acquisition of Epoch, partially offset by higher current year insurance claims. Corporate segment non-interest income decreased primarily due to lower treasury and other hedging activities.

Quarterly comparison – Q2 2013 vs. Q1 2013
Reported non-interest income for the quarter decreased $27 million, or 1%, compared with the prior quarter. Adjusted non-interest income for the quarter increased $29 million, or 1%, compared with the prior quarter. The increase in adjusted non-interest income was driven by increases in the U.S. Personal and Commercial Banking and Wholesale Banking segments, partially offset by a decrease in the Corporate segment. U.S. Personal and Commercial Banking non-interest income increased primarily due to increased credit card revenue from the Target asset acquisition. Wholesale Banking non-interest income increased primarily due to higher trading-related revenue, partially offset by lower security gains on the investment portfolio. Corporate segment non-interest income decreased primarily due to unfavourable treasury and other hedging activities.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 11

Year-to-date comparison – Q2 2013 vs. Q2 2012
Reported non-interest income was $4,223 million, an increase of $198 million, or 5%, compared with the same period last year. Adjusted non-interest income was $4,217 million, an increase of $131 million, or 3%. The increase in adjusted non-interest income was driven by increases in the U.S. Personal and Commercial Banking, Wealth and Insurance, and Canadian Personal and Commercial Banking segments, partially offset by a decrease in Wholesale Banking. U.S. Personal and Commercial Banking non-interest income increased primarily due to gains on sales of securities and the impact of the Target asset acquisition. Wealth and Insurance non-interest income increased primarily due to higher fee-based revenue from asset growth, lower claims from weather-related events, and premium volume growth. Canadian Personal and Commercial Banking non-interest income increased primarily due to volume-related fee growth and the inclusion of an additional month of MBNA. Wholesale Banking non-interest income decreased primarily due to reduced mergers and acquisitions (M&A) and advisory fees, partially offset by higher credit origination and underwriting fees.

Provision for Credit Losses
Quarterly comparison – Q2 2013 vs. Q2 2012
Reported PCL for the quarter was $417 million, an increase of $29 million, or 7%, compared with the second quarter last year. Adjusted PCL for the quarter was $417 million, a decrease of $51 million, or 11%, compared with the second quarter last year. The decrease in adjusted PCL was primarily due to lower provisions in the Canadian Personal and Commercial Banking and Corporate segments. Canadian Personal and Commercial Banking PCL decreased primarily due to better credit performance, enhanced collection strategies, and low bankruptcies. Corporate PCL decreased due to a release of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio.

Quarterly comparison – Q2 2013 vs. Q1 2013
Reported and adjusted PCL for the quarter increased $32 million, or 8%, compared with the prior quarter. The increase in PCL was primarily due to higher provisions in U.S. Personal and Commercial Banking. U.S. Personal and Commercial Banking PCL increased due to increased provisions in credit cards loans acquired from the Target asset acquisition, partially offset by improved credit quality of commercial loans.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Reported PCL was $802 million, an increase of $10 million, or 1%, compared with the same period last year. Adjusted PCL was $802 million, a decrease of $111 million, or 12%. The decrease in adjusted PCL was primarily due to lower provisions in the Canadian Personal and Commercial Banking, Corporate, and Wholesale Banking segments, partially offset by higher provisions in U.S. Personal and Commercial Banking. Canadian Personal and Commercial Banking PCL decreased primarily due to better credit performance, enhanced collection strategies, and low bankruptcies. Corporate PCL decreased due to the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio. Wholesale Banking PCL decreased due to recoveries in the current period of previously recorded provisions. U.S. Personal and Commercial Banking PCL increased primarily due to increased provisions in auto loans and credit card loans acquired from the Target asset acquisition, partially offset by improved credit quality of commercial loans.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$80	$60	$107	$140	$241
Provision for credit losses – individually insignificant	400	429	308	829	660
Recoveries	(96)	(87)	(77)	(183)	(142)
Total provision for credit losses for counterparty-specific and individually insignificant	384	402	338	786	759
Provision for credit losses – incurred but not identified
Canadian Personal and Commercial Banking and Wholesale Banking	(25)	(25)	16	(50)	49
U.S. Personal and Commercial Banking	58	8	34	66	(16)
Total provision for credit losses – incurred but not identified	33	(17)	50	16	33
Provision for credit losses	$417	$385	$388	$802	$792

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison – Q2 2013 vs. Q2 2012
Reported non-interest expenses for the quarter were $3,626 million, an increase of $254 million, or 8%, compared with the second quarter last year. Adjusted non-interest expenses were $3,518 million, an increase of $239 million, or 7%, compared with the second quarter last year. The increase in adjusted non-interest expenses was driven by increases in the U.S. Personal and Commercial Banking, Wealth and Insurance, and Corporate segments. U.S. Personal and Commercial Banking expenses increased due to increased expenses related to the Target asset acquisition. Wealth and Insurance expenses increased primarily due to the acquisition of Epoch including certain integration costs, higher variable expenses in the Wealth business driven by increased revenue, and increased costs to support business growth, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business. Corporate segment expenses increased primarily due to higher net corporate expenses driven by increased employee benefits and strategic initiative costs.
The Bank’s reported efficiency ratio worsened to 60.5%, compared with 58.7% in the second quarter last year. The Bank’s adjusted efficiency ratio worsened to 58.4%, compared with 56.8% in the second quarter last year.

Quarterly comparison – Q2 2013 vs. Q1 2013
Reported non-interest expenses for the quarter increased $131 million, or 4%, compared with the prior quarter. Adjusted non-interest expenses increased $218 million, or 7%, compared with the prior quarter. The increase in adjusted non-interest expenses was driven by higher expenses in the U.S Personal and Commercial Banking, Wealth and Insurance, and Canadian Personal and Commercial Banking segments, partially offset by lower expenses in Wholesale Banking. U.S. Personal and Commercial Banking expenses increased primarily due to increased expenses related to the Target asset acquisition and timing of planned initiatives, partially offset by productivity gains. Wealth and Insurance expenses increased primarily due to the addition of Epoch including certain integration costs and higher variable expenses in the Wealth business driven by increased revenue. Canadian Personal and Commercial Banking expenses increased primarily due to timing of business investments and higher seasonal marketing costs. Wholesale Banking expenses decreased primarily due to lower variable compensation and operating expenses.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 12

The Bank’s reported efficiency ratio worsened to 60.5%, compared with 58.5% in the prior quarter. The Bank’s adjusted efficiency ratio worsened to 58.4%, compared with 55.6% in the prior quarter.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Reported non-interest expenses were $7,121 million, an increase of $200 million, or 3%, compared with the same period last year. Adjusted non-interest expenses were $6,818 million, an increase of $381 million, or 6%. The increase in adjusted non-interest expenses was driven by increases in the U.S. Personal and Commercial Banking, Wealth and Insurance, Canadian Personal and Commercial Banking, and Corporate segments. U.S. Personal and Commercial Banking expenses increased primarily due to increased expenses related to the Target asset acquisition, new stores, and other planned initiatives, partially offset by productivity gains. Wealth and Insurance expenses increased primarily due to the acquisition of Epoch including certain integration costs, higher variable expenses in the Wealth business driven by increased revenue, and higher costs to support business growth, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business. Canadian Personal and Commercial Banking expenses increased primarily due to the inclusion of an additional month of MBNA, volume growth, merit increases, and investment in business initiatives, partially offset by initiatives to increase productivity. Corporate segment expenses increased primarily driven by increased employee benefits and strategic initiative costs.
The Bank’s reported efficiency ratio improved to 59.5%, compared with 60.8% in the same period last year. The Bank’s adjusted efficiency ratio worsened to 57.0%, compared with 56.0%.

Income Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
    The Bank’s reported effective income tax rate was 14.9% for the second quarter, compared with 17.6% in the same quarter last year and 17.2% in the prior quarter. The current period decrease was largely due to a lower effective tax rate in U.S. Personal and Commercial Banking reflecting higher low income housing tax credits and business mix.

TABLE 9: TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	April 30		January 31		April 30		April 30		April 30
	2013		2013		2012		2013		2012
Income taxes at Canadian statutory income tax rate	$513	26.2%	$548	26.2%	$525	26.3%	$1,061	26.2%	$969	26.3%
Increase (decrease) resulting from:
Dividends received	(61)	(3.1)	(56)	(2.7)	(56)	(2.8)	(117)	(2.9)	(104)	(2.8)
Rate differentials on international operations	(121)	(6.2)	(130)	(6.2)	(96)	(4.8)	(251)	(6.2)	(237)	(6.5)
Other	(40)	(2.0)	(2)	(0.1)	(22)	(1.1)	(42)	(1.0)	(5)	(0.1)
Provision for income taxes and effective
income tax rate – reported	$291	14.9%	$360	17.2%	$351	17.6%	$651	16.1%	$623	16.9%

The Bank’s adjusted effective tax rate was 15.7% for the quarter, lower than 18.0% in the same quarter last year and lower than 18.2% in the prior quarter. The current period decrease was largely due to a lower effective tax rate in U.S. Personal and Commercial Banking reflecting higher low income housing tax credits and business mix.

TABLE 10: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Provision for income taxes – reported	$291	$360	$351	$651	$623
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	23	23	25	46	50
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	3	(7)	(4)	(4)	4
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions	–	–	–	–	2
Fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses	–	–	1	–	2
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the
Chrysler Financial acquisition	–	–	3	–	4
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	11	8	10	19	18
Litigation reserve	–	27	–	27	114
Reduction of allowance for incurred but not identified credit losses	–	–	(21)	–	(31)
Total adjustments for items of note	37	51	14	88	163
Provision for income taxes – adjusted	$328	$411	$365	$739	$786
Effective income tax rate – adjusted[3]	15.7%	18.2%	18.0%	17.0%	19.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the credit card portfolio of MBNA Canada (MBNA) are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of MBNA are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition were reported in the Corporate segment.
Effective March 13, 2013, results of the acquisition of Target’s U.S. credit card portfolio (Target) are reported in U.S. Personal and Commercial Banking. Effective March 27, 2013, the results of Epoch are reported in Wealth and Insurance.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the MD&A of the Bank’s 2012 Annual Report, and Note 28 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2012. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $77 million, compared with $74 million in the second quarter last year, and $75 million in the prior quarter.

TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Net interest income	$2,010	$2,058	$1,967	$4,068	$3,897
Non-interest income	655	665	636	1,320	1,276
Total revenue – reported	2,665	2,723	2,603	5,388	5,173
Total revenue – adjusted	2,665	2,723	2,625	5,388	5,209
Provision for credit losses	245	244	274	489	557
Non-interest expenses – reported	1,267	1,226	1,226	2,493	2,386
Non-interest expenses – adjusted	1,226	1,194	1,208	2,420	2,350
Net income – reported	$847	$920	$808	$1,767	$1,634
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	30	24	30	54	54
Net income – adjusted	$877	$944	$838	$1,821	$1,688
Selected volumes and ratios
Return on common equity – reported	44.6%	47.5%	42.0%	46.1%	42.8%
Return on common equity – adjusted	46.3%	48.7%	43.4%	47.5%	44.2%
Margin on average earning assets (including securitized assets)
– reported	2.80%	2.79%	2.84%	2.79%	2.80%
Margin on average earning assets (including securitized assets)
– adjusted	2.80%	2.79%	2.87%	2.79%	2.83%
Efficiency ratio – reported	47.5%	45.0%	47.1%	46.3%	46.1%
Efficiency ratio – adjusted	46.0%	43.8%	46.0%	44.9%	45.1%
Number of Canadian retail stores	1,165	1,166	1,153	1,165	1,153
Average number of full-time equivalent staff	28,048	28,385	31,017	28,220	30,855
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q2 2013 vs. Q2 2012
Canadian Personal and Commercial Banking net income for the quarter on a reported basis was $847 million, an increase of $39 million, or 5%, compared with the second quarter last year. Adjusted net income for the quarter was $877 million, an increase of $39 million, or 5%, compared with the second quarter last year. The increase in adjusted earnings was primarily driven by loan and deposit volume growth, favourable credit performance, and effective cost management, partially offset by an elevated MBNA contribution in the second quarter last year from better credit performance on acquired loans and one less calendar day. The reported annualized return on common equity for the quarter was 44.6%, while the adjusted annualized return on common equity was 46.3%, compared with 42.0% and 43.4% respectively, in the second quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal and business banking, auto lending and credit cards. Reported revenue for the quarter was $2,665 million, an increase of $62 million, or 2%, compared with the second quarter last year. Adjusted revenue for the quarter was $2,665 million, an increase of $40 million, or 2% compared with the second quarter last year. Net interest income growth was driven by portfolio volume growth, partially offset by an elevated MBNA contribution in the second quarter last year from better credit performance on acquired loans and the impact of one less calendar day. The personal banking business generated solid lending volume growth of 3% reflecting a slowing housing market and continued consumer deleveraging. Compared with the second quarter last year, average real estate secured lending volume increased $9 billion, or 4%. Auto lending average volume increased $0.3 billion, or 2%, while all other personal lending average volumes decreased $1 billion or 3% largely driven by managed declines in the MBNA portfolio. Business loans and acceptances average volume increased $5 billion, or 14%. Average personal deposit volumes increased $7 billion, or 5%, while average business deposit volumes increased $5 billion, or 8%. Margin on average earning assets was 2.80%, a 4 basis point (bps) decrease on a reported basis, or a decrease of 7 bps on an adjusted basis primarily due to the impact on deposit margins from the low rate environment and the MBNA credit mark release in the second quarter last year. Non-interest income was up $19 million, primarily due to volume-related fee growth.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 14

PCL for the quarter was $245 million, a decrease of $29 million, or 11%, compared with the second quarter last year. Personal banking PCL was $212 million, a decrease of $52 million due primarily to better credit performance, enhanced collection strategies, and low bankruptcies. Business banking PCL was $33 million, an increase of $23 million, compared with the second quarter last year primarily due to a provision against a single client in the current quarter. Annualized PCL as a percentage of credit volume was 0.33%, a decrease of 5 bps, compared with the second quarter last year. Net impaired loans were $909 million, a decrease of $34 million, or 4%, compared with the second quarter last year. Net impaired loans as a percentage of total loans were 0.30%, compared with 0.32% as at April 30, 2012.
Reported non-interest expenses for the quarter were $1,267 million, an increase of $41 million, or 3%, compared with the second quarter last year. Adjusted non-interest expenses for the quarter were $1,226 million, an increase of $18 million, or 1%, compared with the second quarter last year as volume growth, merit increases, and investment in initiatives to grow the business were largely offset by initiatives to increase productivity.
The average full-time equivalent (FTE) staffing levels decreased by 2,969, or 10%, compared with the second quarter last year, primarily due to a transfer of FTEs to the Corporate segment. Operating FTE declined by 1% due to volume-related reductions and productivity initiatives. The reported efficiency ratio for the quarter was 47.5%, while the adjusted efficiency ratio was 46.0%, compared with 47.1% and 46.0% respectively, in the second quarter last year.

Quarterly comparison – Q2 2013 vs. Q1 2013
Canadian Personal and Commercial Banking net income for the quarter on a reported basis decreased $73 million, or 8%, compared with the prior quarter. Adjusted net income for the quarter decreased $67 million, or 7%, compared with the prior quarter. The decrease in earnings was primarily due to three fewer calendar days and higher non-interest expenses. The reported annualized return on common equity for the quarter was 44.6%, while the adjusted annualized return on common equity was 46.3%, compared with 47.5% and 48.7% respectively, in the prior quarter.
Revenue for the quarter decreased $58 million, or 2%, compared with the prior quarter, due primarily to three fewer calendar days. Compared with the prior quarter, average real estate secured lending volume increased $0.2 billion, or 0.1%. All other personal lending average volumes decreased $0.3 billion, or 1%. Business loans and acceptances average volumes increased $2 billion, or 4%. Average personal deposit volumes decreased $0.5 billion, or 0.3%, while average business deposit volumes decreased $0.3 billion, or 0.4%. Margin on average earning assets was stable at 2.80%. Non-interest income decreased $10 million, primarily due to fewer calendar days.
PCL for the quarter was $245 million, in line with the prior quarter. Personal banking PCL for the quarter decreased $24 million compared with the prior quarter due primarily to better credit performance, enhanced collection strategies, and low bankruptcies. Business banking PCL increased $25 million due to a provision against a single client in the current quarter. Net impaired loans decreased $5 million, or 1%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.30%, in line with the prior quarter.
Reported non-interest expenses for the quarter increased $41 million, or 3%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased $32 million, or 3%, compared with the prior quarter largely due to timing of business investments and higher seasonal marketing costs.
The average FTE staffing levels decreased by 337, compared with the prior quarter primarily due to volume-related FTE productivity gains. The reported efficiency ratio for the quarter worsened to 47.5%, compared with 45.0% in the prior quarter, while the adjusted efficiency ratio worsened to 46.0%, compared with 43.8% in the prior quarter.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Canadian Personal and Commercial Banking reported net income for the six months ended April 30, 2013 was $1,767 million, an increase of $133 million, or 8%, compared with the same period last year. Adjusted net income was a record $1,821 million, an increase of $133 million, or 8%, compared with the same period last year. The increase in adjusted earnings was primarily driven by solid loan and deposit volume growth, favourable credit performance, and effective cost management. These increases were partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans and one less calendar day. The reported annualized return on common equity was 46.1%, while the adjusted annualized return on common equity was 47.5%, compared with 42.8% and 44.2% respectively, in the same period last year.
Reported revenue was $5,388 million, an increase of $215 million, or 4%, compared with the same period last year. Adjusted revenue was $5,388 million, an increase of $179 million, or 3% compared with the same period last year. Net interest income growth was driven by portfolio volume growth and an additional month of MBNA, partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans and the impact of one less calendar day. The personal lending business generated solid lending volume growth of 4% reflecting a slowing housing market and continued consumer deleveraging. Compared with the same period last year, average real estate secured lending volume increased $10 billion, or 5%. Auto lending average volume increased $0.3 billion, or 2%, while all other personal lending average volumes remained relatively stable. Business loans and acceptances average volume increased $5 billion, or 14%. Average personal deposit volumes increased $9 billion, or 6%, while average business deposit volumes increased $5 billion, or 8%. Margin on average earning assets was 2.79%, a 1 bp decrease on a reported basis or a 4bps decrease on an adjusted basis primarily due to the impact on deposit margins from the low rate environment. Non-interest income was up $44 million, primarily due to volume-related fee growth and the inclusion of an additional month of MBNA.
PCL was $489 million, a decrease of $68 million, or 12% compared with the same period last year. Personal banking PCL was $448 million, a decrease of $78 million due primarily to better credit performance, enhanced collection strategies, and low bankruptcies. Business banking PCL was $41 million, an increase of $10 million, compared with the same period last year. Annualized PCL as a percentage of credit volume was 0.33%, a decrease of 6 bps, compared with the same period last year.
Reported non-interest expenses were $2,493 million, an increase of $107 million, or 4%, compared with the same period last year. Adjusted non-interest expenses were $2,420 million, an increase of $70 million, or 3%, compared with the same period last year. Excluding MBNA, expenses increased $29 million, or 1% as volume growth, merit increases, and investment in initiatives to grow the business were largely offset by initiatives to increase productivity and one less calendar day.
The average FTE staffing levels decreased by 2,635, or 9%, compared with the same period last year, primarily due to a transfer of FTEs to the Corporate segment partially offset by an additional month of MBNA. Operating FTE declined by 1% due to volume-related reductions and productivity gains. The reported efficiency ratio was 46.3%, while the adjusted efficiency ratio was 44.9%, compared with 46.1% and 45.1% respectively, in the same period last year.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 15

Business Outlook
We will continue to build on our industry-leading customer service and convenience offering. For the first half of the year, Canadian Personal and Commercial Banking has delivered good performance in a challenging operating environment. We expect second half 2013 earnings growth to be similar to the first half. We forecast moderate revenue growth reflecting a low interest rate environment and slowing demand for retail loans. However, we will target to generate positive operating leverage by maintaining our focus on increasing productivity and tightly managing expense growth. Credit loss rates are expected to remain fairly stable.

TABLE 12: WEALTH AND INSURANCE
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Net interest income	$140	$148	$144	$288	$288
Insurance revenue, net of claims and related expenses[1]	294	325	330	619	611
Income from financial instruments designated at fair value
through profit or loss	10	(5)	(17)	5	(7)
Non-interest income – other	647	609	591	1,256	1,155
Total revenue	1,091	1,077	1,048	2,168	2,047
Non-interest expenses	710	670	653	1,380	1,292
Net income	311	330	318	641	612
Wealth	158	165	155	323	299
Insurance	153	165	163	318	313
TD Ameritrade	53	47	47	100	102
Total Wealth and Insurance	$364	$377	$365	$741	$714
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)[2]	$275	$270	$250	$275	$250
Assets under management – Wealth (billions of Canadian dollars)[3]	247	211	202	247	202
Gross originated insurance premiums	923	807	877	1,730	1,640
Return on common equity	25.2%	25.3%	22.5%	25.2%	21.9%
Efficiency ratio	65.1%	62.2%	62.3%	63.7%	63.1%
Average number of full-time equivalent staff	11,751	11,583	12,003	11,666	11,950
1
Insurance revenue, net of claims and related expenses is included in the Non-interest income line on the Bank’s Interim Consolidated Statement of Income. For the three and six months ended April 30, 2013, the claims and related expenses were $609 million and $1,205 million, respectively (three and six months ended April 30, 2012 – $512 million and $1,091 million, respectively).

2	The April 30, 2012 result for Wealth assets under administration was restated to conform with the presentation adopted in the fourth quarter of 2012.
3	As at April 30, 2013, the Wealth assets under management includes $28 billion due to the acquisition of Epoch.

Quarterly comparison – Q2 2013 vs. Q2 2012
Wealth and Insurance net income for the quarter was $364 million, a decrease of $1 million, compared with the second quarter last year. Higher earnings from Wealth and TD Ameritrade were offset by lower Insurance earnings. Wealth and Insurance net income excluding TD Ameritrade was $311 million, a decrease of $7 million, or 2%, compared with the second quarter last year. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $53 million, an increase of $6 million, or 13%, compared with the second quarter last year, mainly driven by higher TD Ameritrade earnings. For its second quarter ended March 31, 2013, TD Ameritrade reported net income was US$144 million, an increase of US$7 million, or 5%, compared with the second quarter last year, primarily driven by increased fee-based revenue and lower expenses, partially offset by tax-related items. The annualized return on common equity for the quarter was 25.2%, compared with 22.5% in the second quarter last year.
Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life and health insurance, and property and casualty insurance. Revenue for the quarter was $1,091 million, an increase of $43 million, or 4%, compared to the second quarter last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth and the addition of one month of Epoch. In the Insurance business, revenue decreased due to the sale of the U.S. Insurance business and higher current year claims from a more severe winter, partially offset by premium volume growth.
Non-interest expenses for the quarter were $710 million, an increase of $57 million, or 9%, compared with the second quarter last year, primarily due to the addition of Epoch including certain integration costs, higher variable expenses in the Wealth business driven by increased revenue, and increased costs to support business growth in Wealth and Insurance, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.
Assets under administration of $275 billion as at April 30, 2013, increased $25 billion, or 10%, compared with April 30, 2012. Assets under management of $247 billion as at April 30, 2013 increased $45 billion, or 22%, compared with April 30, 2012. These increases were mainly driven by the addition of $28 billion of Epoch assets under management, net new client assets, and an increase in the market value of assets.
Gross originated insurance premiums were $923 million, an increase of $46 million, or 5%, compared with the second quarter last year. The increase was primarily due to organic business growth.
The average FTE staffing levels decreased by 252, or 2%, compared to the second quarter last year, primarily due to the sale of the U.S. Insurance business, partially offset by an increase in staffing from business growth. The efficiency ratio for the current quarter worsened to 65.1%, compared with 62.3% in the second quarter last year.

Quarterly comparison – Q2 2013 vs. Q1 2013
Wealth and Insurance net income for the quarter decreased $13 million, or 3%, compared with the prior quarter. Earnings declined in both Wealth and Insurance, partially offset by higher earnings from TD Ameritrade. Wealth and Insurance net income excluding TD Ameritrade decreased $19 million, or 6%, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $6 million, or 13%, compared with the prior quarter, mainly driven by lower capital allocation charges. For its second quarter ended March 31, 2013, TD Ameritrade reported net income decreased US$3 million, or 2%, compared with the prior quarter driven by an increase in expenses, largely offset by higher transaction-based revenue from increased trading volumes. The annualized return on common equity for the quarter was 25.2%, compared with 25.3% in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 16

Revenue for the quarter increased $14 million, or 1%, compared with the prior quarter. In the Wealth business, revenue increased mainly due to higher fee-based revenue from asset growth, the addition of one month of Epoch, and higher trading revenue mainly from increased trading volume, partially offset by lower net interest income primarily due to the impact of fewer calendar days. In the Insurance business, revenue decreased due to unfavourable prior years’ claims development in the Ontario auto insurance market and the impact of fewer calendar days.
Non-interest expenses for the quarter increased $40 million, or 6%, compared to the prior quarter, primarily due to the addition of Epoch including integration costs and higher variable expenses in the Wealth business driven by increased revenue.
Assets under administration of $275 billion as at April 30, 2013 increased by $5 billion, or 2%, compared with January 31, 2013. Assets under management of $247 billion as at April 30, 2013 increased $36 billion, or 17%, compared with January 31, 2013. The increases were driven by the addition of Epoch assets under management, an increase in the market value of assets and net new client assets.
Gross originated insurance premiums increased $116 million, or 14%, compared with the prior quarter due largely to seasonality.
The average FTE staffing levels for the current quarter increased by 168 compared with the prior quarter primarily to support business growth. The efficiency ratio for the current quarter worsened to 65.1%, compared with 62.2% in the prior quarter.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Wealth and Insurance net income for the six months ended April 30, 2013 was $741 million, an increase of $27 million, or 4%, compared with the same period last year, reflecting higher earnings in both Wealth and Insurance, offset by lower earnings in TD Ameritrade. Wealth and Insurance net income excluding TD Ameritrade was $641 million, an increase of $29 million, or 5%, compared with the same period last year. The Bank’s reported investment in TD Ameritrade generated net income of $100 million, a decrease of $2 million, or 2%, compared with the same period last year, mainly driven by taxes on higher dividend distribution, and a stronger Canadian dollar. For its six months ended March 31, 2013, TD Ameritrade reported net income was US$291 million, an increase of US$2 million compared with the same period last year, primarily driven by lower expenses, largely offset by tax related items. Wealth and Insurance’s annualized return on common equity was 25.2% compared with 21.9% in the same period last year.
Revenue was $2,168 million, an increase of $121 million, or 6%, compared to the same period last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth and the addition of one month of Epoch. In the Insurance business, revenue increased due to lower claims from weather-related events and premium volume growth, partially offset by decreased revenue due to the sale of the U.S. Insurance business.
Non-interest expenses were $1,380 million, an increase of $88 million, or 7%, compared with the same period last year. The increase was primarily due to higher variable expenses in the Wealth business driven by increased revenue, the addition of Epoch including integration costs, and increased costs to support business growth in Wealth and Insurance, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.
Gross originated insurance premiums were $1,730 million, an increase of $90 million, or 5%, compared with the same period last year. The increase was primarily due to organic business growth.
The average FTE staffing levels decreased by 284, or 2%, compared with the same period last year, primarily due to the sale of the U.S. Insurance business, partially offset by an increase in staffing from business growth. The efficiency ratio was 63.7%, or relatively flat, compared with 63.1% in the same period last year.

Business Outlook
We will continue to build upon our market leadership positions in Wealth and Insurance and good underlying growth fundamentals.
In our Wealth business, despite continuously challenging trading and interest rate environments, we expect continuing positive momentum from growth in new client assets in the advice-based and asset management businesses, which is further strengthened by the addition of Epoch. We also continue to focus on customer experience and prudent expense management.
In our Insurance business, we continue to see good premium growth, although the business faces increased uncertainty, including the impact of past and future Ontario auto reforms and lower demand for credit-related insurance products.

TD AMERITRADE HOLDING CORPORATION
Refer to Note 9 to the Bank’s Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 17

TABLE 13: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	April 30	January 31	April 30	April 30	January 31	April 30
	2013	2013	2012	2013	2013	2012
Net interest income	$1,268	$1,102	$1,178	$1,244	$1,110	$1,185
Non-interest income	470	426	409	463	429	412
Total revenue	1,738	1,528	1,587	1,707	1,539	1,597
Provision for credit losses – loans	182	151	157	178	151	157
Provision for credit losses – debt securities
classified as loans	3	3	3	3	3	3
Provision for credit losses – acquired
credit-impaired loans[1]	12	22	32	12	23	33
Provision for credit losses	197	176	192	193	177	193
Non-interest expenses – reported	1,072	993	953	1,052	1,001	959
Non-interest expenses – adjusted	1,072	896	953	1,052	903	959
Net income – reported	$398	$315	$356	$392	$316	$358
Adjustments for items of note[2]
Litigation reserve	–	70	–	–	71	–
Net income – adjusted	$398	$385	$356	$392	$387	$358
Selected volumes and ratios
Return on common equity – reported	8.6%	7.0%	8.2%	8.6%	7.0%	8.2%
Return on common equity – adjusted	8.6%	8.6%	8.2%	8.6%	8.6%	8.2%
Margin on average earning assets (TEB)[3]	3.67%	3.28%	3.74%	3.67%	3.28%	3.74%
Efficiency ratio – reported	61.7%	65.0%	60.1%	61.7%	65.0%	60.1%
Efficiency ratio – adjusted	61.7%	58.6%	60.1%	61.7%	58.6%	60.1%
Number of U.S. retail stores	1,310	1,325	1,288	1,310	1,325	1,288
Average number of full-time equivalent staff	24,668	25,202	24,733	24,668	25,202	24,733

		For the six months ended
	Canadian dollars			U.S. dollars
	April 30	April 30	April 30	April 30
	2013	2012	2013	2012
Net interest income	$2,370	$2,335	$2,354	$2,319
Non-interest income	896	747	892	743
Total revenue	3,266	3,082	3,246	3,062
Provision for credit losses – loans	333	271	329	269
Provision for credit losses – debt securities
classified as loans	6	6	6	6
Provision for credit losses – acquired
credit-impaired loans[1]	34	73	35	73
Provision for credit losses	373	350	370	348
Non-interest expenses – reported	2,065	2,138	2,053	2,125
Non-interest expenses – adjusted	1,968	1,841	1,955	1,829
Net income – reported	$713	$528	$708	$523
Adjustments for items of note[2]
Integration charges and direct transaction
costs relating to U.S. Personal and
Commercial Banking acquisitions	–	9	–	9
Litigation reserve	70	171	71	171
Net income – adjusted	$783	$708	$779	$703
Selected volumes and ratios
Return on common equity – reported	7.8%	6.0%	7.8%	6.0%
Return on common equity – adjusted	8.6%	8.1%	8.6%	8.1%
Margin on average earning assets (TEB)[3]	3.47%	3.68%	3.47%	3.68%
Efficiency ratio – reported	63.2%	69.4%	63.2%	69.4%
Efficiency ratio – adjusted	60.3%	59.8%	60.3%	59.8%
Number of U.S. retail stores	1,310	1,288	1,310	1,288
Average number of full-time equivalent staff	24,939	24,914	24,939	24,914
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q2 2013 vs. Q2 2012
U.S. Personal and Commercial Banking reported and adjusted net income, in Canadian dollar terms, for the quarter was $398 million, an increase of $42 million, or 12%, compared with the second quarter last year. In U.S. dollar terms, reported and adjusted net income for the quarter was US$392 million, an increase of US$34 million, or 9%, compared with the second quarter last year. Results include activity related to our ongoing arrangement with Target Corporation subsequent to the acquisition of approximately US$5.6 billion of credit card receivables on March 13, 2013. Revenue and expenses related to Target are reported on a gross basis on the income statement and non-interest expenses include TD’s expenses related to the business, and amounts due to Target under the credit card program agreement. The increase in earnings was primarily due to strong loan and deposit volume growth, an improvement in credit quality and a lower effective tax rate, partially offset by lower margins. The annualized return on common equity for the quarter was 8.6% compared with 8.2% in the second quarter last year.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 18

U.S. Personal and Commercial Banking revenue is derived from personal banking, business banking, investments, auto lending, and credit cards. In U.S. dollar terms, revenue for the quarter was US$1,707 million, an increase of US$110 million, or 7%, compared with the second quarter last year primarily due to the first-time inclusion of revenue from the Target asset acquisition, strong organic loan and deposit growth and good fee growth, offset by lower product margins and acquired loan accretion. Excluding Target, average loans were up 14%, compared with the second quarter last year, with a 22% increase in personal loans and a 9% increase in business loans. In the current quarter, US$6 billion in Target credit cards outstanding were added. Average deposits increased US$17 billion, or 10%, compared with the second quarter last year driven by 10% growth in personal deposit volume, 7% growth in business deposit volume and 15% growth in TD Ameritrade deposit volume. Margin on average earning assets was 3.67%, a 7 bps decrease compared with the second quarter last year. Excluding Target, the margin decreased 48 bps due to the low interest rate environment and the impact of security sales.
PCL for the quarter was US$193 million, flat with the second quarter last year. Personal banking PCL was US$146 million, an increase of US$77 million, or 112%, compared with the second quarter last year primarily due to Target-related PCL and increased provisions in auto loans. Business banking PCL was US$44 million, a decrease of US$77 million, or 64%, compared with the second quarter last year reflecting improved credit quality of commercial loans. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.75%, a decrease of 18 bps, compared with the second quarter last year reflecting improving credit quality trends and growth in the portfolio. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.2%, compared with 1.3% as at April 30, 2012. Net impaired debt securities classified as loans were US$1,252 million, a decrease of US$92 million, or 7%, compared with the second quarter last year.
Reported and adjusted non-interest expenses for the quarter were US$1,052 million, an increase of US$93 million, or 10%, compared with the second quarter last year primarily due to increased expenses related to the Target asset acquisition and investments in growth initiatives, offset by productivity gains.
The average FTE staffing levels decreased by 65, as planned declines in the store network and TD Auto Finance U.S. were partially offset by increases related to investments in growth initiatives. The efficiency ratio for the quarter worsened to 61.7% on a reported and adjusted basis, compared with 60.1% in the second quarter last year.

Quarterly comparison – Q2 2013 vs. Q1 2013
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter increased $83 million, or 26%, compared with the prior quarter. Adjusted net income for the quarter increased $13 million, or 3%, compared with the prior quarter. In U.S. dollar terms, reported net income for the quarter increased US$76 million, or 24%, and adjusted net income for the quarter increased US$5 million, or 1%, compared with the prior quarter. The reported and adjusted annualized return on common equity for the quarter was 8.6%, compared with 7.0% on a reported basis and 8.6% on an adjusted basis in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$168 million, or 11%, compared with the prior quarter primarily due to credit card revenue from the Target asset acquisition. Excluding Target, average loans were up 2%, compared with the prior quarter, with a 3% increase in personal loans and a 1% increase in business loans. In the current quarter, US$6 billion in Target credit cards outstanding were added. Average deposits increased US$4 billion, or 3%, compared with the prior quarter. Margin on average earning assets increased by 39 bps to 3.67%, compared with the prior quarter. Excluding Target, margins were relatively flat compared to the prior quarter as additional margin compression from personal and commercial products was offset by improved net interest income on both acquired credit-impaired loans and debt securities classified as loans.
Reported and adjusted PCL for the quarter increased US$16 million, or 9%, compared with the prior quarter. Personal banking PCL increased US$34 million, or 30%, from the prior quarter primarily due to provisions for credit card loans acquired from Target. Business banking PCL decreased US$18 million, or 29%, compared with prior quarter reflecting improved credit quality of commercial loans. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.75%, an increase of 1 bp, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.2%, flat compared with January 31, 2013. Net impaired debt securities classified as loans were US$1,252 million, a decrease of US$48 million, or 4%, compared with the prior quarter.
Reported non-interest expenses for the quarter increased US$51 million, or 5%, compared with the prior quarter. Adjusted non-interest expenses increased US$149 million, or 17%, compared with the prior quarter primarily due to increased expenses related to the Target asset acquisition and timing of planned initiatives, partially offset by productivity gains.
The average FTE staffing levels decreased by 534, or 2%, compared with the prior quarter due primarily to planned declines in the store network and TD Auto Finance U.S. The reported efficiency ratio for the quarter improved to 61.7%, compared with 65.0% in the prior quarter, while the adjusted efficiency ratio worsened to 61.7%, compared with 58.6% in the prior quarter.

Year-to-date comparison – Q2 2013 vs. Q2 2012
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the six months ended April 30, 2013 was $713 million on a reported basis, an increase of $185 million, or 35%, and $783 million on an adjusted basis, an increase of $75 million, or 11%, compared with the same period last year. In U.S. dollar terms, reported net income was US$708 million, an increase of US$185 million, or 35%, and adjusted net income was US$779 million, an increase of US$76 million, or 11%. The increase in adjusted earnings was primarily due to strong loan and deposit volume growth and a lower effective tax rate due to higher tax advantaged investments, partially offset by lower margins and higher non-interest expenses. The reported and adjusted annualized return on common equity were 7.8% and 8.6%, respectively, compared with 6.0% and 8.1%, respectively, in the same period last year.
In U.S. dollar terms, revenue was US$3,246 million, an increase of US$184 million, or 6%, compared with the same period last year primarily due to strong organic loan and deposit growth and gains on sales of securities, partially offset by lower net interest margins. Excluding Target, average loans were up 15%, compared with the same period last year, with a 23% increase in personal loans and a 10% increase in business loans. In the current quarter, US$6 billion in Target credit cards outstanding were added. Average deposits increased US$15 billion, or 9%, compared with the same period last year driven by 10% growth in personal deposit volume, 6% growth in business deposit volume and 13% growth in TD Ameritrade deposit volume. Margin on average earning assets decreased by 21 bps to 3.47%, compared with the same period last year. Excluding Target, the margin decreased 40 bps due to continued pressure on loan and deposit margins and the impact of security sales.
Total PCL was US$370 million, an increase of US$22 million, or 6%, compared with the same period last year. Personal banking PCL was US$258 million, an increase of US$99 million, or 63%, from the same period last year due primarily to credit card loans acquired from Target and increased provisions in auto loans. Business banking PCL was US$106 million, a decrease of US$77 million, or 42%, from the same period last year reflecting improved credit quality in commercial loans. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.72%, a decrease of 9 bps, compared with the same period last year.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 19

Reported non-interest expenses were US$2,053 million, a decrease of US$72 million, or 3%, compared to the same period last year primarily due to lower litigation costs and productivity gains, partially offset by increased expenses related to the Target asset acquisition, new stores and other planned initiatives. Adjusted non-interest expenses were US$1,955 million, an increase of US$126 million, or 7%, compared with the same period last year due primarily to increased expenses related to Target, new stores and other planned initiatives, partially offset by productivity gains.
The average FTE staffing levels increased by 25, reflecting investments in growth initiatives partially offset by planned declines in the store network and TD Auto Finance U.S. The reported efficiency ratio improved to 63.2% compared with 69.4% in the same period last year, while the adjusted efficiency ratio was 60.3%, or relatively flat, compared with 59.8% in the same period last year.

Business Outlook
We will continue to build on our strength of industry-leading convenience banking, providing superior customer service through efficient, local decision-making and evolving the product offering to our customers, which should contribute to continued good growth in loans and deposits. We intend to continue to execute on our strategy which includes the sale of securities, reinvestment into growth of high quality loans and shortening the duration of our balance sheet. The acquisition of Target’s U.S. credit card portfolio and the agreement to become Target’s exclusive U.S. card issuer, which closed during the second quarter of 2013, is expected to continue to increase net interest margins, PCL, and non-interest expenses during the remainder of fiscal 2013. Excluding Target, we anticipate net interest margins to remain compressed. We expect regulatory and legislative actions to continue to impact the operating environment resulting in higher compliance costs. Despite these increased compliance costs, excluding any costs added by acquisitions, the rate of organic expense growth in U.S. dollar terms is expected to be lower than last year due to productivity improvements. In the second half of 2013, we are on course to match the level of earnings of the first half.

TABLE 14: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Net interest income (TEB)	$485	$483	$434	$968	$877
Non-interest income	158	116	174	274	414
Total revenue	643	599	608	1,242	1,291
Provision for credit losses	3	(5)	6	(2)	18
Non-interest expenses	375	393	384	768	790
Net income	$220	$159	$197	$379	$391
Selected volumes and ratios
Trading-related revenue	$353	$291	$278	$644	$658
Risk-weighted assets (billions of dollars)[1]	49	50	48	49	48
Return on common equity	20.9%	15.0%	19.5%	17.9%	19.1%
Efficiency ratio	58.3%	65.6%	63.2%	61.8%	61.2%
Average number of full-time equivalent staff	3,549	3,470	3,540	3,509	3,539
1
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, excluding Credit Valuation Adjustment (CVA) capital in accordance with OSFI guidance and are presented based on the “all-in” methodology. In 2012, amounts were calculated in accordance with the Basel II regulatory framework inclusive of Market Risk Amendments.

Quarterly comparison – Q2 2013 vs. Q2 2012
Wholesale Banking net income for the quarter was $220 million, an increase of $23 million, or 12%, compared with the second quarter last year. The increase in earnings was primarily due to higher trading-related revenue and lower non-interest expenses, partially offset by higher taxes. The annualized return on common equity for the quarter was 20.9%, compared with 19.5% in the second quarter last year.
Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $643 million, an increase of $35 million, or 6%, compared with the second quarter last year. The increase in revenue was primarily due to higher fixed income and credit trading on improved client flows and strong loan fees during the quarter. This was partially offset by reduced M&A and advisory fees as compared with a strong quarter last year.
PCL for the quarter was $3 million, compared with $6 million in the second quarter last year. PCL in the current quarter primarily consisted of the accrual cost of credit protection partially offset by a modest recovery.
Non-interest expenses for the quarter were $375 million, a decrease of $9 million, or 2%, compared with the second quarter last year due to lower variable compensation commensurate with revenue mix.
Risk-weighted assets were $49 billion as at April 30, 2013, an increase of $1 billion, or 2%, compared with April 30, 2012. The increase was primarily due to the implementation of the Basel III regulatory framework.

Quarterly comparison – Q2 2013 vs. Q1 2013
Wholesale Banking net income for the quarter increased by $61 million, or 38%, compared with the prior quarter. The increase was largely due to higher trading-related revenue and lower non-interest expenses, partially offset by lower security gains in the investment portfolio. The annualized return on common equity for the quarter was 20.9%, compared with 15.0% in the prior quarter.
Revenue for the quarter increased $44 million, or 7%, compared with the prior quarter, primarily due to higher trading revenue in fixed income, currency and credit, benefitting from higher clients flow and tightening credit spreads. The increase was partially offset by reduced trading revenue in equities and commodities impacted by a difficult trading environment and lower security gains in the investment portfolio. Investment banking results were lower due to a decline in industry-wide volumes.
PCL for the quarter was $3 million, compared with a recovery of $5 million in the prior quarter. PCL in the current quarter primarily reflected the accrual cost of credit protection, while PCL in the prior quarter included a recovery of previously recorded provisions.
Non-interest expenses for the quarter decreased by $18 million, or 5%, compared with the prior quarter, due to reduced variable compensation and operating expenses.
Risk-weighted assets as at April 30, 2013 decreased $1 billion, or 2%, compared with January 31, 2013.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 20

Year-to-date comparison – Q2 2013 vs. Q2 2012
Wholesale Banking net income for the six months ended April 30, 2013 was $379 million, a decrease of $12 million, or 3%, compared with the same period last year. The decrease was primarily due to lower revenue, partially offset by lower non-interest expenses. The annualized return on common equity was 17.9%, compared to 19.1% in the same period last year.
Revenue was $1,242 million, a decrease of $49 million, or 4%, compared with the prior year. The decrease was largely attributable to reduced M&A and advisory fees due to a decline in industry-wide volumes, partially offset by improved credit originations and underwriting fees.
PCL was a recovery of $2 million, compared with an $18 million provision in the same period last year. PCL in the current year included recoveries in the corporate lending portfolio, while PCL in the same period last year largely comprised the accrual cost of credit protection and a single merchant banking exposure.
Non-interest expenses were $768 million, a decrease of $22 million, or 3%, largely due to reduced variable compensation commensurate with reduced revenue.

Business Outlook
We are encouraged by the gradual improvement in capital markets and the economy, but a combination of fiscal challenges in Europe and the U.S., increased market pressures, and the impact of regulatory reform will affect trading conditions in the medium term. The instability in the macro-economic environment may impact overall corporate and investor activities; however, we expect that our strong franchise businesses will continue to deliver solid results. As economic conditions stabilize, we expect improvement in advisory and underwriting fees. We continue to stay focused on serving our clients, being a valued counterparty, growing our franchise, managing our risks and reducing expenses in 2013.

TABLE 15: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Net income (loss) – reported	$(106)	$19	$(33)	$(87)	$(96)
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	58	56	59	114	119
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	22	(24)	9	(2)	54
Fair value of credit default swaps hedging the corporate loan book, net of
provision for credit losses	–	–	1	–	2
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition	–	–	3	–	8
Reduction of allowance for incurred but not identified credit losses[2]	–	–	(59)	–	(90)
Total adjustments for items of note	80	32	13	112	93
Net income (loss) – adjusted	$(26)	$51	$(20)	$25	$(3)
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	$(116)	$(134)	$(95)	$(250)	$(187)
Other	64	159	49	223	132
Non-controlling interests	26	26	26	52	52
Net income (loss) – adjusted	$(26)	$51	$(20)	$25	$(3)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business relating to Canadian Personal and Commercial Banking and Wholesale Banking will be included in Corporate segment adjusted net income and will no longer be recorded as an item of note.

Quarterly comparison – Q2 2013 vs. Q2 2012
Corporate segment’s reported net loss for the quarter was $106 million, compared with a reported net loss of $33 million in the second quarter last year. Adjusted net loss was $26 million, compared with an adjusted net loss of $20 million in the second quarter last year. The increased loss was due to higher net corporate expenses driven by increased employee benefit and strategic initiative costs, partially offset by favourable Other items. The increased income from Other items was due to positive tax results and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio, partially offset by unfavourable treasury and other hedging activities.

Quarterly comparison – Q2 2013 vs. Q1 2013
Corporate segment’s reported net loss for the quarter was $106 million, compared with a reported net income of $19 million in the prior quarter. Adjusted net loss was $26 million, compared with an adjusted net income of $51 million in the prior quarter. The increased loss was due to unfavourable Other items including treasury and other hedging activities, partially offset by lower net corporate expenses.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Corporate segment’s reported net loss for the six months ended April 30, 2013 was $87 million, compared with a reported net loss of $96 million in the same period last year. Adjusted net income for the six months ended April 30, 2013 was $25 million, compared with an adjusted net loss of $3 million in the same period last year. The increased income was largely due to the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio and positive tax results, partially offset by higher net corporate expenses driven by increased employee benefit and strategic initiative costs.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 21

BALANCE SHEET REVIEW

Year-to-date comparison – Q2 2013 vs. Q4 2012

Total assets were $826 billion as at April 30, 2013, an increase of $15 billion, or 2%, from October 31, 2012. The net increase was primarily due to a $20 billion increase in loans (net of allowance for loan losses).

Interest-bearing deposits with banks decreased $2 billion primarily due to a decrease in Wholesale Banking driven by maturing deposits, partially offset by proceeds from sales of securities in U.S. Personal and Commercial Banking.

Financial assets at fair value decreased $18 billion largely due to a reclassification from available-for-sale securities to held-to-maturity securities and a decrease in available-for-sale securities in U.S. Personal and Commercial Banking. In the current quarter, the Bank reclassified certain debt securities from available-for-sale to held-to-maturity, where the Bank has the intention and ability to hold the investment until its maturity date.

Loans (net of allowance for loan losses) increased by $20 billion primarily driven by increases in U.S. Personal and Commercial Banking, Wholesale Banking, and Canadian Personal and Commercial Banking. The increase in U.S. Personal and Commercial Banking was due to growth in credit card and business and government loans. The acquisition of Target’s U.S. credit card portfolio added $6 billion to total loans. Wholesale Banking loans increased primarily due to growth in business and government loans. Canadian Personal and Commercial Banking loans increased primarily due to growth in residential mortgages and business and government loans.

Total liabilities were $775 billion as at April 30, 2013, an increase of $13 billion, or 2%, from October 31, 2012. The net increase was primarily due to a $13 billion increase in deposits and a $3 billion increase in financial liabilities at fair value, partially offset by a $2 billion decrease in subordinated notes and debentures.

Financial liabilities at fair value increased $3 billion largely due to an increase in trading deposits in Wholesale Banking.

Deposits increased $13 billion primarily due to an increase in personal non-term deposits in U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking, partially offset by a decrease in personal term deposits and bank deposits across several segments.

Subordinated notes and debentures decreased $2 billion primarily due to redemptions.

Equity was $51 billion as at April 30, 2013, an increase of $2 billion, or 4%, from October 31, 2012 primarily due to higher retained earnings.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 22

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q2 2013 vs. Q2 2012
Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans were $2,554 million, as at April 30, 2013, an increase of $191 million, or 8%, compared with the second quarter last year. U.S. Personal and Commercial banking increased $139 million, or 12%, compared with the second quarter last year. Canadian Personal and Commercial banking increased $66 million, or 6%, compared with the second quarter last year. Impaired loans net of allowance were $2,089 million as at April 30, 2013, an increase of $96 million, or 5%, compared with the second quarter last year.
The allowance for credit losses of $2,950 million as at April 30, 2013 was composed of a counterparty-specific allowance of $391 million, a collectively assessed allowance for individually insignificant impaired loans of $384 million, and an allowance for incurred but not identified credit losses of $2,175 million.
The counterparty-specific allowance increased $27 million, or 7%, compared with the second quarter last year. The collectively assessed allowance for individually insignificant impaired loans increased $104 million, or 37%, compared with the second quarter last year, due primarily to the acquisition of the credit card portfolio of MBNA Canada. The allowance for incurred but not identified credit losses increased $221 million, or 11%, compared with the second quarter last year, due primarily to the acquisitions of the credit card portfolios of MBNA Canada and Target.
The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level at the balance sheet date for loans not yet specifically identified as impaired. The Bank reviews the incurred but not identified allowance for credit losses on a quarterly basis using credit risk models and management’s judgment.

Quarterly comparison – Q2 2013 vs. Q1 2013
Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans increased by $60 million or 2%, compared with the prior quarter. Impaired loans net of allowance increased $56 million, or 3%, compared with the prior quarter.
The counterparty-specific allowance increased $19 million, or 5%, compared with the prior quarter. The collectively assessed allowance for individually insignificant impaired loans decreased $10 million, or 3%, compared with the prior quarter. The allowance for incurred but not identified credit losses increased $42 million, or 2%, compared with the prior quarter.

TABLE 16: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES[1]
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Personal, Business and Government Loans[2,3]
Balance at beginning of period	$2,494	$2,518	$2,530	$2,518	$2,493
Additions	1,115	1,041	981	2,156	1,977
Return to performing status, repaid or sold	(604)	(585)	(670)	(1,189)	(1,159)
Write-offs	(463)	(478)	(458)	(941)	(932)
Foreign exchange and other adjustments	12	(2)	(20)	10	(16)
Balance at end of period	$2,554	$2,494	$2,363	$2,554	$2,363
1	Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.
2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.

3
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.

TABLE 17: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	April 30	January 31	April 30
	2013	2013	2012
Allowance for credit losses for on-balance sheet loans
Counterparty-specific	$391	$372	$362
Individually insignificant	384	394	280
Incurred but not identified credit losses	1,962	1,920	1,752
Total allowance for credit losses for on-balance sheet loans	2,737	2,686	2,394
Allowance for credit losses for off-balance sheet loans
Counterparty-specific	–	–	2
Incurred but not identified credit losses	213	213	202
Total allowance for credit losses for off-balance sheet loans	213	213	204
Total	$2,950	$2,899	$2,598
Impaired loans, net of allowance[1,2]	$2,089	$2,033	$1,993
Net impaired loans as a percentage of net loans[1,2]	0.49%	0.49%	0.51%
Provision for credit losses as a percentage of net average loans and acceptances	0.40%	0.36%	0.40%
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 23

Real Estate Secured Lending
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs ranging from home purchases to refinancing. Credit policies and strategies are aligned with the Bank’s risk appetite and meet all regulatory requirements. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind another TD mortgage that is in first position. Credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities that protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also regularly purchases default insurance on lower loan-to-value loans. The insurance is provided by either government-backed entities or other approved private mortgage insurers.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates and unemployment levels are among the factors considered, when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments including dwelling type and geographical regions are examined during the exercise to determine whether specific vulnerabilities exist. Based on our most recent reviews, all real estate secured lending exposures are considered manageable.

TABLE 18: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars,
except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
									April 30, 2013
Canada
Atlantic provinces	$3,985	2.5%	$888	0.6%	$746	1.2%	$789	1.3%	$4,731	2.2%	$1,677	0.8%
British Columbia[4]	21,059	13.4	8,827	5.6	4,403	7.0	7,503	11.9	25,462	11.6	16,330	7.4
Ontario[4]	57,802	37.0	18,003	11.5	14,353	22.6	17,494	27.7	72,155	32.8	35,497	16.1
Prairies[4]	25,934	16.5	5,330	3.4	6,313	10.0	6,980	11.1	32,247	14.7	12,310	5.6
Quebec	11,575	7.4	3,346	2.1	2,338	3.7	2,194	3.5	13,913	6.3	5,540	2.5
Total Canada	$120,355	76.8%	$36,394	23.2%	$28,153	44.5%	$34,960	55.5%	$148,508	67.6%	$71,354	32.4%
United States and other	431		19,384		9		10,404		440		29,788
Total	$120,786		$55,778		$28,162		$45,364		$148,948		$101,142

									October 31, 2012
Total	$120,569		$51,603		$30,251		$44,814		$150,820		$96,417
1	Based on geographic location of unit responsible for recording revenue.
2
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. Canadian figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by Canadian borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms. U.S. remaining amortization reflects contractual maturity.

TABLE 19: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1]
									As at
	<5	5–<10	10–<15	15–<20	20–<25	25–<30	30–<35	>=35
	years	years	years	years	years	years	years	years	Total
							April 30, 2013
Canada	10.2%	4.6%	8.9%	12.5%	20.6%	26.0%	16.5%	0.7%	100.0%
United States	1.8	1.2	24.7	1.6	8.4	60.5	1.8	–	100.0
Total	9.2%	4.2%	10.7%	11.2%	19.3%	29.8%	14.9%	0.7%	100.0%

							October 31, 2012
Total[2]	8.9%	4.3%	10.5%	12.1%	17.5%	27.9%	17.4%	1.4%	100.0%
1
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

2	Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 24

TABLE 20: UNINSURED AVERAGE LOAN-TO-VALUE: NEWLY ORIGINATED AND NEWLY ACQUIRED[1,2,3]
	For the three months ended
	Residential	Home equity
	mortgages	lines of credit[4]	Total
		April 30, 2013
Canada
Atlantic provinces	71%	61%	69%
British Columbia[5]	68	57	66
Ontario[5]	68	61	66
Prairies[5]	71	63	69
Quebec	71	62	70
Total Canada	69%	61%	67%
United States and other	67%	66%	66%
Total	68%	62%	67%

		October 31, 2012
Total	68%	65%	67%
1	Based on geographic location of unit responsible for recording revenue.
2
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

Non-Prime Loans
As at April 30, 2013, the Bank had approximately $2.4 billion in gross exposure to non-prime loans, which primarily consisted of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 2.43% on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

Sovereign Risk
The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal and Spain (GIIPS).

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 25

TABLE 21: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)													As at
	Loans and Commitments[1]				Derivatives, Repos and Securities Lending[2]				Trading and Investment Portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											April 30, 2013
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	111	–	111	–	–	1	1	9	2	14	25	137
Ireland	–	–	–	–	–	–	15	15	–	–	–	–	15
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	110	–	48	158	9	–	21	30	14	–	202	216	404
Total GIIPS	$110	$111	$48	$269	$9	$–	$40	$49	$23	$2	$216	$241	$559
Rest of Europe
France	449	–	77	526	57	183	707	947	37	1,731	142	1,910	3,383
Germany	629	153	67	849	189	1,457	558	2,204	167	4,043	61	4,271	7,324
Netherlands	377	118	336	831	301	145	236	682	44	5,541	967	6,552	8,065
Sweden	–	9	39	48	–	26	68	94	2	694	349	1,045	1,187
Switzerland	361	–	106	467	–	–	659	659	18	–	300	318	1,444
United Kingdom	1,219	470	250	1,939	424	198	2,203	2,825	98	253	4,889	5,240	10,004
Other[6]	578	123	38	739	45	119	373	537	31	2,029	190	2,250	3,526
Rest of Europe	$3,613	$873	$913	$5,399	$1,016	$2,128	$4,804	$7,948	$397	$14,291	$6,898	$21,586	$34,933
Total Europe	$3,723	$984	$961	$5,668	$1,025	$2,128	$4,844	$7,997	$420	$14,293	$7,114	$21,827	$35,492

Country											October 31, 2012
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$4	$4	$–	$–	$–	$–	$4
Italy	–	97	–	97	–	–	3	3	17	2	19	38	138
Ireland	–	–	–	–	–	–	66	66	–	–	1	1	67
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	70	–	48	118	14	–	19	33	11	1	203	215	366
Total GIIPS	$70	$97	$48	$215	$14	$–	$95	$109	$28	$3	$223	$254	$578
Rest of Europe
France	393	–	24	417	115	366	779	1,260	54	1,690	163	1,907	3,584
Germany	659	185	80	924	262	1,167	816	2,245	124	3,929	50	4,103	7,272
Netherlands	369	–	260	629	283	25	460	768	53	4,721	1,294	6,068	7,465
Sweden	–	–	4	4	–	–	80	80	1	380	401	782	866
Switzerland	529	–	76	605	–	–	969	969	31	–	297	328	1,902
United Kingdom	1,439	483	216	2,138	476	73	2,466	3,015	101	64	4,726	4,891	10,044
Other[6]	15	59	25	99	32	189	323	544	13	2,002	165	2,180	2,823
Rest of Europe	$3,404	$727	$685	$4,816	$1,168	$1,820	$5,893	$8,881	$377	$12,786	$7,096	$20,259	$33,956
Total Europe	$3,474	$824	$733	$5,031	$1,182	$1,820	$5,988	$8,990	$405	$12,789	$7,319	$20,513	$34,534
1	Exposures are presented net of impairment charges, where applicable. There were no impairment charges for European exposures as at April 30, 2013 and October 31, 2012.
2
Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral was $0.2 billion for GIIPS (October 31, 2012 – $0.9 billion) and $30.7 billion for the rest of Europe (October 31, 2012 – $31.6 billion). Derivatives are presented as net exposures where there is an ISDA master netting agreement.

3	Trading Portfolio exposures are net of eligible short positions. Deposits of $2.8 billion (October 31, 2012 – $2.6 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures classified as Level 3 in the Trading and Investment Portfolio were not significant as at April 30, 2013 and October 31, 2012.
5	The reported exposures do not include $0.3 billion of protection the Bank purchased via credit default swaps (October 31, 2012 – $0.3 billion).
6	Other European exposures are distributed across 13 countries, each of which has a net exposure below $1.0 billion as at April 30, 2013 and October 31, 2012.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 26

TABLE 22: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)			As at
	Loans and Commitments
	Direct[1]	Indirect[2]	Total
Country	April 30, 2013
GIIPS
Greece	$–	$–	$–
Italy	111	–	111
Ireland	–	–	–
Portugal	–	–	–
Spain	60	98	158
Total GIIPS	$171	$98	$269
Rest of Europe
France	59	467	526
Germany	209	640	849
Netherlands	229	602	831
Sweden	9	39	48
Switzerland	142	325	467
United Kingdom	571	1,368	1,939
Other	188	551	739
Rest of Europe	$1,407	$3,992	$5,399
Total Europe	$1,578	$4,090	$5,668

Country		October 31, 2012
GIIPS
Greece	$–	$–	$–
Italy	97	–	97
Ireland	–	–	–
Portugal	–	–	–
Spain	26	92	118
Total GIIPS	$123	$92	$215
Rest of Europe
France	42	375	417
Germany	346	578	924
Netherlands	32	597	629
Sweden	–	4	4
Switzerland	119	486	605
United Kingdom	641	1,497	2,138
Other	72	27	99
Rest of Europe	$1,252	$3,564	$4,816
Total Europe	$1,375	$3,656	$5,031
1	Includes funded loans and bankers’ acceptances.
2	Includes undrawn commitments and letters of credit.

Of the Bank’s European exposures, approximately 85% (October 31, 2012 – 97%) is to counterparties in countries rated AAA by either Moody’s or Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.
In addition to the European exposure identified above, the Bank also has $4.1 billion (October 31, 2012 – $3.6 billion) of direct exposure to supranational entities with European sponsorship, and indirect exposures including $432 million (October 31, 2012 – $493 million) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily, and $19 million (October 31, 2012 – $20 million) invested in European diversified investment funds.
As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

EXPOSURE TO ACQUIRED CREDIT-IMPAIRED LOANS
Acquired credit-impaired (ACI) loans are loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.
ACI loans were acquired through the acquisitions of South Financial, FDIC-assisted, which include FDIC covered loans subject to loss sharing agreements with the FDIC, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada and Target. The following table presents the unpaid principal balance, carrying value, allowance for counterparty-specific credit losses, allowance for individually insignificant credit losses and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at April 30, 2013 and October 31, 2012.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 27

TABLE 23: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars,
except as noted)						As at
		Allowance for		Allowance for
	Unpaid		counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	credit losses	credit losses	allowance	balance
					April 30, 2013
FDIC-assisted acquisitions	$938	$883	$7	$69	$807	86.0%
South Financial	2,200	2,078	30	16	2,032	92.4
Other[2]	279	203	–	–	203	72.8
Total ACI loan portfolio	$3,417	$3,164	$37	$85	$3,042	89.0%

					October 31, 2012
FDIC-assisted acquisitions	$1,070	$1,002	$5	$54	$943	88.1%
South Financial	2,719	2,519	26	12	2,481	91.2
Other[2]	283	246	–	1	245	86.6
Total ACI loan portfolio	$4,072	$3,767	$31	$67	$3,669	90.1%
1	Represents contractual amount owed net of charge-offs since inception of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and the credit card portfolios of MBNA Canada and Target.

For the three and six months ended April 30, 2013, the Bank recorded $12 million and $34 million, respectively, of provision for credit losses on ACI loans (April 30, 2012 – $32 million and $73 million, respectively). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 24: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars, except as noted)			As at
	April 30, 2013		October 31, 2012
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$2,656	77.7%	$3,346	82.2%
30-89 days past due	215	6.3	182	4.5
90 or more days past due	546	16.0	544	13.3
Total ACI loans	$3,417	100.0%	$4,072	100.0%
Geographic region
Florida	$1,737	50.8%	$2,079	51.0%
South Carolina	1,063	31.1	1,278	31.4
North Carolina	330	9.7	427	10.5
Other U.S./Canada	287	8.4	288	7.1
Total ACI loans	$3,417	100.0%	$4,072	100.0%
1	Represents contractual amount owed net of charge-offs since inception of loan.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS
As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency collateralized mortgage obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.
These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, such as the Bank’s business and government loans and debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.
The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio at April 30, 2013 and October 31, 2012. As at April 30, 2013, the balance of the non-accretable discount was US$277 million (October 31, 2012 – US$315 million); this amount is reflected below as a component of the discount from par to carrying value.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 28

TABLE 25: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				April 30, 2013
Non-Agency CMOs	$2,985	$2,540	$346	$2,194	73.5%

				October 31, 2012
Non-Agency CMOs	$3,357	$2,830	$340	$2,490	74.2%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 10% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting (October 31, 2012 – 14%). The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 26: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					April 30, 2013
2003	$118	$134	$106	$116	$224	$250
2004	259	289	86	97	345	386
2005	501	571	129	141	630	712
2006	296	333	207	221	503	554
2007	448	527	204	224	652	751
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$1,622	$1,854	$732	$799	$2,354	$2,653
Less: allowance for incurred but not identified credit losses					160
Total					$2,194

					October 31, 2012
2003	$142	$160	$148	$152	$290	$312
2004	295	324	99	111	394	435
2005	538	582	170	178	708	760
2006	313	321	233	232	546	553
2007	478	515	230	242	708	757
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$1,766	$1,902	$880	$915	$2,646	$2,817
Less: allowance for incurred but not identified credit losses					156
Total					$2,490

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 29

CAPITAL POSITION

Basel III
Changes in capital requirements approved by the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. These changes are intended to strengthen global capital rules with the goal of promoting a more resilient global banking sector.
Under Basel III, total capital consists of three components, namely CET1, Additional Tier 1 and Tier 2 capital. The sum of the first two components is defined as Tier 1 capital. CET1 capital is mainly comprised of common shares, retained earnings and accumulated other comprehensive income, is the highest quality capital and the predominant form of Tier 1 capital. CET1 capital includes regulatory adjustments and deductions for items such as goodwill, other intangible assets, amounts by which capital items (i.e., significant investments in CET1 capital of financial institutions, mortgage servicing rights and deferred tax assets from temporary differences) exceed allowable thresholds. Tier 2 capital is mainly comprised of subordinated debt, certain loan loss allowances and minority interests in subsidiaries’ Tier 2 instruments.
Under Basel III, risk-weighted assets (RWA) are higher, primarily as a result of the 250% risk-weighted threshold items not deducted from CET1 capital, securitization exposures being risk weighted (previously deducted from capital) and a new capital charge for credit risk related to asset value correlation for financial institutions. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by RWA.
The BCBS is finalizing a leverage ratio requirement with planned implementation in 2018, intended to serve as a supplementary measure to the risk-based capital requirements, with the objective of constraining excessive leverage.

OSFI’s Capital Requirements under Basel III
In December 2012, OSFI released the final version of its Capital Adequacy Requirements (CAR) Guideline. The guideline details how the Basel III rules should apply to Canadian banks.
The final CAR Guideline postponed the CVA capital add-on charge until January 1, 2014. OSFI recognizes there will be delays in the implementation of Basel III standards in the U.S. and EU countries. The bilateral OTC derivative market is a global market and given the significant impact of the CVA capital add-on charge, OSFI believes a coordinated start with the two most significant jurisdictions in the global derivatives market is warranted.
The CAR Guideline contains two methodologies for capital ratio calculation: (i) the “transitional” method; and (ii) the “all-in” method. Under the “transitional” method, changes in capital treatment for certain items, as well as minimum capital ratio requirements, will be phased in over the period from 2013 to 2019. Under the “all-in” method, capital is defined to include all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The minimum CET1, Tier 1 and Total capital ratios based on the “all-in” method are 4.5%, 6.0% and 8.0%, respectively. OSFI expected Canadian banks to include an additional capital conservation buffer of 2.5% in the first quarter of 2013, effectively raising the CET1 minimum requirement to 7.0%. With the capital conservation buffer, Canadian banks are required to maintain a minimum Tier 1 capital ratio of 8.5% and a Total capital ratio of 10.5%, starting in the first quarter of 2014.
At the discretion of OSFI, a countercyclical common equity capital buffer (CCB) within a range of 0-2.5% could be imposed. No CCB is currently in effect.
In November 2011, the BCBS published the final rules on global systemically important banks (G-SIBs). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated six of the major Canadian Banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge will be in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs will be required to meet an “all-in” Pillar 1 target CET1 ratio of 8% commencing January 1, 2016.

OSFI's Regulatory Target Ratios under Basel III on an "All-In" Basis
Basel III Capital Ratios	BCBS Minimum	Capital Conservation Buffer	OSFI Regulatory Targets without D-SIB surcharge	Effective Date	D-SIB surcharge	OSFI Regulatory Targets with D-SIB surcharge	Effective Date
Common Equity Tier 1 ratio	4.5%	2.5%	7.0%	January 1, 2013	1.0%	8.0%	January 1, 2016
Tier 1 Capital ratio	6.0%	2.5%	8.5%	January 1, 2014	1.0%	9.5%	January 1, 2016
Total Capital ratio	8.0%	2.5%	10.5%	January 1, 2014	1.0%	11.5%	January 1, 2016

With BCBS’s leverage ratio requirement pending, OSFI continues to require Canadian banks to meet its asset-to-capital (ACM) multiple test on a continuous basis. The multiple is calculated on a Basel III “transitional basis”, by dividing total assets, including specified off-balance sheet items, by total capital.

Future Basel III Developments
In December 2012, BCBS published a consultative document proposing a revised securitization framework. The proposal aims to enhance current methodologies of calculating securitization RWA by making them more risk sensitive and limiting over-reliance on rating agencies. The proposal would generally increase the risk weights of investments in securitization exposures.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 30

TABLE 27: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	April 30	October 31	April 30
	2013	2012	2012
Risk-weighted assets for:
Credit risk[1,2]	$234,702	$201,280	$193,774
Market risk[1]	13,589	12,033	16,638
Operational risk[1]	33,499	32,562	31,556
Total	$281,790	$245,875	$241,968
Common Equity Tier 1[3]	$24,677	n/a	n/a
Common Equity Tier 1 capital ratio[2,3]	8.8%	n/a	n/a
Tier 1 capital[1]	$30,401	$30,989	$29,102
Tier 1 capital ratio[1,2,4]	10.8%	12.6%	12.0%
Total capital[1,5]	$39,413	$38,595	$36,531
Total capital ratio1,2,,6	14.0%	15.7%	15.1%
Assets-to-capital multiple[7,8]	17.7	18.0	18.1
1
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.

2	The final CAR Guideline postponed the Credit Valuation Adjustment (CVA) capital add-on charge until January 1, 2014.
3
Effective the first quarter of 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the measures, CET1 and CET1 capital ratio, in accordance with the “all-in” methodology.

4	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
5	Total capital includes CET1, Tier 1 and Tier 2 capital.
6	Total capital ratio is calculated as Total capital divided by RWA.
7
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

8
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “transitional” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.

As at April 30, 2013, the Bank’s CET1, Tier 1 and Total capital ratios were 8.8%, 10.8% and 14.0%, respectively. The April 30, 2013 CET1 ratio reflects the closing of Target and Epoch and business volume growth. The impact of Target and Epoch includes goodwill and intangibles and increased RWA. This was partially offset by strong growth in retained earnings. The CET1 ratio as at April 30, 2013, excludes the CVA capital add-on charge with an impact of approximately 30 bps. OSFI’s relief provision permitted the phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. The IFRS impact on Tier 1 capital was $1,937 million, of which approximately $387 million was included in the quarter ended January 31, 2013. The Tier 1 capital and Total capital ratios over the quarter were primarily driven by the same factors that impacted the CET1 ratio.
OSFI also provides transitional provisions for the assets-to-capital multiple (ACM), which allows for the exclusion of assets securitized and sold through CMHC sponsored programs prior to March 31, 2010 from the calculation of the ACM. As at April 30, 2013, our ACM was 17.7 times compared to 17.6 times as at January 31, 2013. The increase in balance sheet assets in the quarter ended April 30, 2013, contributed to the higher ACM assets and ACM ratio.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 31

MANAGING RISK

EXECUTIVE SUMMARY
Growing profitability in financial services involves selectively taking and managing risks within TD’s risk appetite. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.
Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates, and the impact that emerging risks will have on TD’s strategy and risk profile. Our risk appetite states that we take risks required to build our business, but only if those risks: 1) fit our business strategy, and can be understood and managed; 2) do not expose the enterprise to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business, or product; and 3) do not risk harming the TD brand. Each business is responsible for setting and aligning their individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which they are exposed. We monitor and report on individual business and enterprise level risks that could have a significant impact on the Bank.
Our risk governance structure and risk management approach have not substantially changed from that described in our 2012 Annual Report. Certain risks have been outlined below. Additional information on risk factors can be found in our 2012 Annual Report under the heading “Risk Factors and Management”. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2012 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the unaudited Interim Consolidated Financial Statements for the period ended April 30, 2013.

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012 the ETDF published its report, “Enhancing the Risk Disclosures of Banks”, which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

Our Approach
The Bank supports the enhanced disclosures and the broad principles embodied in the recommendations in the EDTF report and the overall objective of improving the quality, comparability and transparency of risk disclosures. Many of the recommendations are already substantially in place in the Bank’s 2012 Annual Report. Further enhancements to our risk disclosures are planned for, or have been implemented in quarterly and annual reports to shareholders in fiscal 2013. These efforts will continue beyond 2013 with the objective to align to the evolving leading practice disclosures associated with the thirty-two recommendations in the EDTF report.

CREDIT RISK
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, derivatives and repo-style transactions.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 32

Gross credit risk exposures for the two approaches we use to measure credit risk is given in the following table:

TABLE 28: GROSS CREDIT RISK EXPOSURES – STANDARDIZED AND AIRB APPROACHES[1]
(millions of Canadian dollars)
		April 30, 2013		October 31, 2012
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$24,273	$235,701	$259,974	$22,463	$234,240	$256,703
Qualifying revolving retail	–	43,514	43,514	–	43,173	43,173
Other retail	37,832	33,733	71,565	32,921	30,707	63,628
	62,105	312,948	375,053	55,384	308,120	363,504
Non-retail[2]
Corporate	63,832	152,265	216,097	61,052	135,856	196,908
Sovereign	25,538	62,384	87,922	20,470	78,459	98,929
Bank	17,249	95,658	112,907	16,461	127,268	143,729
	106,619	310,307	416,926	97,983	341,583	439,566
Gross credit risk exposures	$168,724	$623,255	$791,979	$153,367	$649,703	$803,070
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity and other credit risk-weighted assets.
2
Effective the first quarter of 2013, non-retail exposures do not include OSFI “deemed” Qualifying Central Counterparty (QCCP) exposures as these are instead included with “other credit risk-weighted assets”, in accordance with the Basel III regulatory framework. Prior to the first quarter of 2013, non-retail exposures included QCCP exposures, in accordance with the Basel II regulatory framework.

MARKET RISK
Market risk capital is calculated using internal models and comprises three components: A) Value-at-Risk (VaR); B) Stressed VaR; and C) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the standardized approach for a limited number of portfolios.

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for the GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using a Monte Carlo simulation. The IDSR model is based on the historical behaviour of 5-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten day holding period.
The graph below discloses daily one-day VaR usage and trading-related revenue (TEB) within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a taxable equivalent basis. For the quarter ended April 30, 2013, there were 3 days of trading losses and trading-related income was positive for 95% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•    VaR uses historical data to estimate future events, which limits its forecasting abilities;
•    It does not provide information on losses beyond the selected confidence level; and
•    It assumes that all positions can be liquidated during the holding period used for VaR calculation.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 33

We continuously improve our VaR methodologies and incorporate new risk measures in line with market conventions, industry best practices and regulatory requirements.
To mitigate some of the shortcomings of VaR we use additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge, Stress testing framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the current period, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is revisited on a quarterly basis.

Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. The Bank applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. The Bank considers the issuer’s domicile and credit rating, as well as industry and single-name concentration effects, when assigning liquidity horizons.

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 29: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended								For the six months ended
	April 30						January 31	April 30	April 30	April 30
					2013		2013	2012	2013	2012
	As at	Average	High		Low		Average	Average	Average	Average
Interest rate risk	$6.8	$11.5	$19.2		$6.8		$12.0	$10.1	$11.8	$9.1
Credit spread risk	4.0	4.4	5.5		3.1		3.8	7.5	4.1	9.5
Equity risk	2.3	3.9	8.8		2.3		4.3	3.3	4.1	3.6
Foreign exchange risk	1.2	2.1	5.8		0.6		1.4	3.2	1.7	3.0
Commodity risk	0.7	1.0	1.9		0.6		1.2	0.9	1.1	0.9
Idiosyncratic debt specific risk	13.8	17.0	21.2		13.0		18.3	28.2	17.6	26.2
Diversification effect[1]	(13.2)	(19.9)	N/M	[2]	N/M	[2]	(19.9)	(22.6)	(19.9)	(24.0)
Value-at-Risk (one-day)	$15.6	$20.0	$25.8		$15.3		$21.1	$30.6	$20.5	$28.3
Stressed Value-at-Risk (one-day)	$34.2	$36.5	$44.3		$30.7		$33.4	$46.8	$34.8	$56.2
Incremental Risk Capital
Charge (one-year)	$275.0	$316.9	$369.6		$275.0		$264.9	$262.5	$288.9	$293.6
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR decreased by $1.1 million and $10.6 million compared with the prior quarter and second quarter of last year respectively due to a decrease in idiosyncratic debt specific risk, which is in part driven by improvements in the quality of data underlying the model. Average Stressed VaR increased by $3.1 million compared with the prior quarter driven by the change in stress period used to calculate the measure. Average Stressed VaR decreased by $10.3 million compared with the second quarter last year also in part due to improvements in the quality of data underlying the model. Average IRC increased by $52 million and $54.4 million compared with the prior quarter and the second quarter last year, respectively, due to increased inventory of short term money market instruments.

Validation of VaR Model
TD uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or via analysis using internal or external data.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 34

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2013, an immediate and sustained 100 basis point increase in interest rates would have decreased the economic value of shareholders’ equity by $103.8 million after tax (January 31, 2013 – $106.7 million after tax). An immediate and sustained 100 bps decrease in Canadian interest rates and 25 bps decrease in U.S. interest rates would have reduced the economic value of shareholders’ equity by $38.2 million after tax (January 31, 2013 – $ 75.3 million after tax).

The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 30: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)					As at
	April 30		January 31		April 30
	2013		2013		2012
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(7.1)	$(20.0)	$(18.4)	$(59.9)	$(23.8)	$(53.0)
U.S. dollar[1]	(96.7)	(18.2)	(88.3)	(15.4)	(156.3)	(10.2)
	$(103.8)	$(38.2)	$(106.7)	$(75.3)	$(180.1)	$(63.2)
1
As at April 30, 2013 and January 31, 2013, the EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

LIQUIDITY RISK

Liquidity risk is the risk that TD will become insolvent due to its inability to meet a demand for cash, or fund its obligations, as they come due. Demand for cash can arise from deposit withdrawals, debt maturities, utilization of commitments to provide credit or liquidity support and/or the need to pledge additional collateral.

As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our businesses under normal and stress conditions. In the event of a funding disruption, we need to be able to continue operating without the requirement to sell non-marketable assets and/or significantly altering our business strategy. The process that ensures adequate access to funding, availability of liquid assets and/or collateral under both normal and stress conditions is known as liquidity risk management.

What is our Liquidity Risk Appetite
Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot (or are perceived by markets as not being able to) meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, TD maintains a sound and prudent approach to managing our potential exposure to liquidity risk including targeting a stringent 90-day survival horizon under severe operating conditions caused by a combined bank-specific and market-wide stress scenario, and a 365-day survival horizon under a prolonged bank-specific stress scenario that impacts our ability to access unsecured wholesale funding markets. These targeted survival horizons and related liquidity and funding management strategies comprise an integrated liquidity risk management program designed to ensure that we maintain a low exposure to adverse changes in liquidity levels due to identified causes of liquidity risk.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 35

Who is responsible for Liquidity Risk Management
The Asset/Liability and Capital Committee (ALCO) oversees our liquidity risk management program. It ensures there is an effective management structure in place to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum (GLF), comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the GLF recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.
The following treasury areas are responsible for measuring, monitoring and managing liquidity risks for major business segments:

•
TBSM is responsible for maintaining TD’s overall liquidity risk management framework and associated policy limits, standards and processes. TBSM is also responsible for consolidating and reporting TD’s overall liquidity position and for managing the combined Canadian Personal and Commercial Banking (including domestic Wealth businesses); and Corporate segment liquidity positions.

•
Wholesale Banking Treasury, within Risk Management, working closely with Wholesale Banking is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.

•
U.S. TBSM is responsible for managing the liquidity position for U.S. Personal and Commercial Banking operations. TBSM works closely with the segment to ensure consistency with the global Liquidity Risk Management Framework.

•
Each treasury area must comply with the detailed limits and requirements contained in the Global Liquidity and Asset Pledging (GLAP) Policy. The GLAP Policy is reviewed and approved annually by the ALCO. This policy is managed in accordance with the Liquidity Risk Management Framework and Board Liquidity Policy which collectively outline the Bank’s liquidity risk appetite statement, liquidity risk management related principles, processes and associated enterprise level limits. The Liquidity Risk Management Framework and Board Liquidity Policy are reviewed and approved annually by the Risk Committee.

•
Management responsible for liquidity in our U.S. Personal and Commercial Banking segment and each of our regulated foreign branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to address local business conditions and/or regulatory requirements. All policies are subject to review by the GLF and approval by both the ALCO and the local supervisory body.

•
Treasury areas frequently monitor and report liquidity adequacy in accordance with Risk Committee approved limits. In addition, the ALCO imposes, at its discretion, more stringent or additional management limits to further control liquidity risk management or asset pledging activities. All breaches of policy limits must be reported within 24 hours of identification in accordance with policy requirements. The status of remediation plans to address policy breaches are reported to the GLF and the ALCO on a regular basis and, if applicable, to the Risk Committee at its next scheduled meeting, until resolved.

How We Manage Liquidity Risk
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected future cash flow requirements, as well as a prudent reserve of liquid assets to fund potential cash outflows in the event of a capital markets disruption or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets specifically with respect to a lack of confidence in our ability to meet obligations as they come due. We assume complete loss of access to all forms of external funding during the 90-day survival period.
In addition to this Bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. We also calculate “required liquidity” for this scenario related to the following conditions:

•	100% of all maturities from unsecured wholesale debt and debt issued in various securitization channels coming due;
•	Accelerated attrition or “run-off” of personal and commercial deposit balances;
•	Increased utilization or “draw down” of available committed lines of credit to personal, commercial and corporate lending customers;
•	Increased collateral requirements associated with downgrades in TD’s senior long-term debt credit rating and adverse movement in reference rates for all derivative contracts;
•
Coverage of maturities related to Bank-sponsored funding programs, such as the bankers’ acceptances we issue on behalf of clients and Bank-sponsored short-term revolving asset-backed commercial paper (ABCP) channels; and

•	Current forecasted operational requirements after adjusting for forecast stable deposit growth and earnings during the period.

Limits approved by the Risk Committee and included in the Board Liquidity Policy stipulate that we must maintain at all times sufficient “available liquidity” to cover “required liquidity” associated with the “Severe Combined Stress” scenario. The liquid assets we include as “available liquidity” must be currently marketable, of sufficient credit quality and available-for-sale and/or pledging to be considered readily convertible into cash over the specified minimum 90-day survival horizon. Liquid assets that we consider when determining the Bank’s “available liquidity” are summarized in the following table, which does not include assets held within TD’s insurance businesses as these assets are dedicated to cover insurance liabilities and are not considered available to meet the Bank’s general liquidity requirements:

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 36

TABLE 31: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1,2]
(billions of Canadian dollars, except as noted)		As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[3]	liquid assets		liquid assets	liquid assets[3]
		April 30, 2013
Canadian government obligations	$10.6	$34.9	$45.5	15%	$21.7	$23.8
NHA MBS	40.5	0.5	41.0	13	8.1	32.9
Provincial government obligations	4.1	7.3	11.4	4	7.8	3.6
Corporate issuer obligations	5.7	3.4	9.1	3	0.7	8.4
Equities	21.8	3.5	25.3	8	4.8	20.5
Other marketable securities and/or loans	1.4	–	1.4	–	0.2	1.2
Total Canadian dollar-denominated	$84.1	$49.6	$133.7	43%	$43.3	$90.4
Cash and due from Banks	12.8	–	12.8	4	–	12.8
U.S. government obligations	2.1	28.7	30.8	10	29.5	1.3
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	24.3	4.8	29.1	10	8.1	21.0
Other sovereign obligations	24.9	16.6	41.5	14	0.7	40.8
Corporate issuer obligations	34.8	1.7	36.5	12	4.7	31.8
Equities	5.0	1.7	6.7	2	0.8	5.9
Other marketable securities and/or loans	7.4	7.7	15.1	5	6.7	8.4
Total non-Canadian dollar-denominated	$111.3	$61.2	$172.5	57%	$50.5	$122.0
Total	$195.4	$110.8	$306.2	100%	$93.8	$212.4

		October 31, 2012
Canadian government obligations	$17.9	$25.1	$43.0	14%	$23.9	$19.1
NHA MBS	31.3	1.3	32.6	11	6.3	26.3
Provincial government obligations	3.8	4.0	7.8	3	4.1	3.7
Corporate issuer obligations	5.2	3.1	8.3	3	0.8	7.5
Equities	21.7	4.1	25.8	9	4.3	21.5
Other marketable securities and/or loans	2.8	0.1	2.9	1	–	2.9
Total Canadian dollar-denominated	$82.7	$37.7	$120.4	41%	$39.4	$81.0
Cash and due from Banks	11.4	–	11.4	3	–	11.4
U.S. government obligations	4.3	24.2	28.5	9	26.3	2.2
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	30.4	2.7	33.1	11	7.1	26.0
Other sovereign obligations	24.7	24.8	49.5	16	1.8	47.7
Corporate issuer obligations	32.8	2.6	35.4	12	2.9	32.5
Equities	3.7	1.8	5.5	2	1.1	4.4
Other marketable securities and/or loans	8.1	9.3	17.4	6	10.3	7.1
Total non-Canadian dollar-denominated	$115.4	$65.4	$180.8	59%	$49.5	$131.3
Total	$198.1	$103.1	$301.2	100%	$88.9	$212.3
1	Comparative amounts have been changed to conform with the presentation of liquid assets adopted in the current quarter.
2	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
3	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank legal entity, various domestic consolidated subsidiaries and major U.S. and foreign based branches and other subsidiaries.

TABLE 32: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES[1]
(billions of Canadian dollars)
		As at
	April 30	October 31
	2013	2012
The Toronto-Dominion Bank (Parent)	$65.1	$56.9
Major bank subsidiaries	121.2	120.2
Bank foreign branches	25.7	34.8
Other subsidiaries	0.4	0.4
Total	$212.4	$212.3
1	Comparative amounts have been changed to conform with the presentation of liquid assets adopted in the current quarter.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 37

TABLE 33: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1,2]
(billions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[3]	liquid assets		liquid assets	liquid assets[3]
		April 30, 2013
Canadian government obligations	$11.4	$30.8	$42.2	14%	$23.4	$18.8
NHA MBS	37.4	0.4	37.8	12	7.2	30.6
Provincial government obligations	4.1	6.4	10.5	3	6.2	4.3
Corporate issuer obligations	5.7	3.6	9.3	3	0.7	8.6
Equities	22.5	3.8	26.3	8	5.6	20.7
Other marketable securities and/or loans	1.2	0.1	1.3	–	0.5	0.8
Total Canadian dollar-denominated	$82.3	$45.1	$127.4	40%	$43.6	$83.8
Cash and due from Banks	20.1	–	20.1	6	–	20.1
U.S. government obligations	1.8	29.6	31.4	10	30.0	1.4
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	24.6	5.5	30.1	10	8.8	21.3
Other sovereign obligations	24.9	18.5	43.4	14	1.6	41.8
Corporate issuer obligations	34.5	1.8	36.3	12	4.2	32.1
Equities	4.4	1.5	5.9	2	0.9	5.0
Other marketable securities and/or loans	8.8	9.5	18.3	6	8.9	9.4
Total non-Canadian dollar-denominated	$119.1	$66.4	$185.5	60%	$54.4	$131.1
Total	$201.4	$111.5	$312.9	100%	$98.0	$214.9

		January 31, 2013
Canadian government obligations	$12.1	$28.2	$40.3	13%	$22.1	$18.2
NHA MBS	32.3	0.3	32.6	10	5.5	27.1
Provincial government obligations	4.0	5.4	9.4	3	5.2	4.2
Corporate issuer obligations	5.6	2.8	8.4	3	0.6	7.8
Equities	22.4	4.6	27.0	9	5.7	21.3
Other marketable securities and/or loans	1.4	0.1	1.5	–	0.1	1.4
Total Canadian dollar-denominated	$77.8	$41.4	$119.2	38%	$39.2	$80.0
Cash and due from Banks	17.2	–	17.2	5	–	17.2
U.S. government obligations	6.3	25.6	31.9	10	29.1	2.8
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	26.4	4.4	30.8	10	6.0	24.8
Other sovereign obligations	24.2	25.1	49.3	16	4.2	45.1
Corporate issuer obligations	33.7	2.3	36.0	12	4.4	31.6
Equities	3.9	1.6	5.5	2	1.0	4.5
Other marketable securities and/or loans	9.4	11.2	20.6	7	12.0	8.6
Total non-Canadian dollar-denominated	$121.1	$70.2	$191.3	62%	$56.7	$134.6
Total	$198.9	$111.6	$310.5	100%	$95.9	$214.6
1	Comparative amounts have been changed to conform with the presentation of liquid assets adopted in the current quarter.
2	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
3	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets for the three months ended April 30, 2013 were flat to the average three months ended January 31, 2013 to meet underlying liquidity risk management requirements. Average encumbered assets (i.e., liquid assets not available to the business segment without delay due to secured funding, asset pledging and/or collateral requirements) for the three months ended April 30, 2013 increased by 2% compared to the average three months ended January 31, 2013, as a result of increased collateral requirements related to collateralized deposit and securitization funding activities.

TABLE 34: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES[1]
(billions of Canadian dollars)	Average for the three months ended
	April 30	January 31
	2013	2013
The Toronto-Dominion Bank (Parent)	$59.2	$56.1
Major bank subsidiaries	124.5	126.8
Bank foreign branches	30.8	31.3
Other subsidiaries	0.4	0.4
Total	$214.9	$214.6
1	Comparative amounts have been changed to conform with the presentation of liquid assets adopted in the current quarter.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 38

Remaining unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depth for each asset class, settlement timing and/or other identified impediments to potential sale or pledging. In addition, the fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads and/or market demand. Where appropriate, we apply a downward adjustment to current market value reflective of expected market conditions and investor requirements during the “Severe Combined Stress” scenario. Overall, we expect the reduction in current market value to be relatively low given the underlying high credit quality and demonstrated liquidity of our liquid asset portfolio. “Available liquidity” also includes our estimated borrowing capacity through the Federal Home Loan Bank (FHLB) System in the U.S. under the “Severe Combined Stress” scenario.
TD also has access to the Bank of Canada’s emergency lending assistance program in Canada, Federal Reserve Bank discount window in the U.S. and European Central Bank standby liquidity facilities as a result of collateral pledged by TD to these central banks. Refer to Note 21 to the Bank’s Interim Consolidated Financial Statements for further information on Pledged Assets and Collateral. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing “available liquidity”.

We estimated that the average monthly total “available liquidity” for up to 90-days from all unencumbered liquid assets and other liquidity sources for the three months ended April 30, 2013 as measured under the “Severe Combined Stress” scenario was $49.0 billion in Canadian-dollar denominated assets and $97.5 billion in non-Canadian dollar denominated assets compared with $50.5 billion and $101.1 billion, respectively, in the prior quarter.
Our surplus liquid-asset position for each major business segment is calculated by deducting “required liquidity” from “available liquidity” for each specified time bucket. We do not consolidate the surplus liquid-asset positions of U.S. Personal and Commercial Banking with the positions of other segments due to restrictions on the investment of funds generated from deposit taking activities by member financial institutions of the Federal Reserve System in the U.S. Also, available holdings domiciled in certain Wealth and Insurance subsidiaries are not included in the liquid asset position calculation for Canadian Personal and Commercial Banking due to regulatory restrictions involving the investment of such funds with the Toronto-Dominion Bank. For the three months ended April 30, 2013, our average monthly aggregate surplus liquid-asset position for up to 90-days, as measured under the “Severe Combined Stress” scenario was as follows:
•
$5.7 billion for the combined Canadian Personal and Commercial Banking (including domestic Wealth businesses), Corporate segment and Wholesale Banking operations compared with $8.0 billion in the prior quarter.

•	$4.3 billion for U.S. Personal and Commercial Banking operations compared with $2.6 billion in the prior quarter.

Limits included in the Board Liquidity Policy also stipulate that we use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of one year. For the purpose of calculating the results of the 365-day bank specific stress scenario, we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the “Severe Combined Stress” scenario, and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period. For the three months ended April 30, 2013, the average monthly estimate of liquid assets less requirements, as determined in the extended liquidity coverage test was as follows:
•
$5.6 billion for the combined Canadian Personal and Commercial Banking (including domestic Wealth businesses), Corporate segment and Wholesale Banking operations compared with $3.2 billion in the prior quarter.

•	$12.8 billion for U.S. Personal and Commercial Banking operations compared with $10.9 billion in the prior quarter.

While each of our dedicated treasury areas has responsibility for the measurement and management of liquidity risks in their respective business segments, TBSM is responsible for managing liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations. TD maintains foreign branches in key global centres such as New York, London and Singapore to support Wholesale Banking activities. The Parent company routinely provides a guarantee of liquidity support to all of its foreign branches and consolidated subsidiaries.
The ongoing measurement of business segment liquidity in accordance with stress scenario related limits ensures there will be sufficient sources of cash in the event of a liquidity event. Additional stress scenarios related to various idiosyncratic and systemic events caused by identified economic, financial and or operational risk conditions are also used to evaluate the potential range of “required liquidity” levels that the Bank could encounter. We have liquidity contingency funding plans (CFP) in place for each major business segment and local jurisdiction. Each CFP provides direction on how management can best utilize available sources of funding under each identified liquidity stress event in the most efficient and effective manner possible, with the objective of returning resultant liquidity positions to target levels. Accordingly, CFP documentation is an integral component of the Bank’s overall liquidity risk management program.
Credit ratings are important to our borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time to time, based on a number of factors including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 35: CREDIT RATINGS[1]
As at
April 30, 2013
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P–1	Aa1	Stable
S&P	A–1+	AA–	Stable
Fitch	F1+	AA–	Stable
DBRS	R–1 (high)	AA	Stable
1
The above ratings are for the Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 39

We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD’s credit rating. We routinely hold liquid assets to ensure we are able to provide additional collateral required by trading counterparties in the event of a one-notch reduction in our senior long-term credit ratings. Severe downgrades could have an impact on “required liquidity” by potentially increasing our cost of borrowing and/or requiring the Bank to post additional collateral for the benefit of our trading counterparties. The table below presents the additional collateral payments that could have been called at the reporting date in the event of one, two and three-notch downgrades of our credit ratings.

TABLE 36: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)	Average for the
	three months ended
	April 30	January 31
	2013	2013
One-notch downgrade	$0.5	$0.7
Two-notch downgrade	0.9	1.2
Three-notch downgrade	1.1	1.4

FUNDING
TD has access to a wide variety of short- and long-term unsecured and secured funding sources including securitization channels that it uses to meet operational requirements in normal operating conditions. TD’s funding activities are conducted in accordance with the GLAP Policy. This policy requires that, among other things, all assets be funded to the appropriate term (i.e., overall term to maturity for banking book assets or stressed market depths for trading assets).
Our primary approach to managing funding activities is to maximize the use of branch sourced deposits. Table 37 illustrates the Bank’s large base of stable personal and commercial, domestic Wealth businesses and TD Ameritrade sweep deposits (collectively P&C deposits) that make up approximately 80% (October 31, 2012 – 80%) of total deposit funding. Approximately 61% (October 31, 2012 – 62%) of this amount is insured under various insurance deposit schemes, including the Canada Deposit Insurance Corporation and the Federal Deposit Insurance Corporation. The amount of stable long-term funding provided by demand or non-specific maturity P&C deposits is determined based on demonstrated balance permanence and estimated sudden “run-off” under the “Severe Combined Stress” scenario. The majority of remaining deposit funding is comprised of short-term unsecured wholesale funding with maturity terms ranging between overnight and 12 months, and long-term wholesale funding with maturities typically ranging between two to five years.

TABLE 37: SUMMARY OF DEPOSIT FUNDING BY SOURCE OR TYPE
(billions of Canadian dollars)		As at
	April 30	October 31
	2013	2012
P&C deposits	$434.0	$420.3
Short-term unsecured wholesale deposits including commercial paper	80.6	75.6
Long-term wholesale deposits including covered bonds and senior medium term notes	26.9	27.7
Other deposits	2.7	2.8
Total	$544.2	$526.4

We maintain an active external funding program to provide access to widely diversified funding sources, including asset securitization, covered bonds and unsecured wholesale debt. Our unsecured wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of short-term wholesale deposits we can hold from any single depositor in order not to rely excessively on one or a small group of clients as a source of funding. When deposit levels exceed these limits, excess amounts must be invested in highly liquid assets and, as a result, are not used to fund the requirements of our Wholesale Banking operations. We also limit the short-term wholesale funding that can mature in a given time period. These funding limits are designed to address the potential operational complexity involved in selling assets and reduced asset liquidity in a systemic market event, and serve to limit our exposure to large liability maturities.
Responsibility for normal funding activities is as follows:

•	TBSM is responsible for meeting all TD long-term funding needs related to mortgage or loan asset growth, or corporate investment needs or subsidiary capital requirements.
•
Wholesale Bank Funding is responsible for meeting short-term funding and liquidity requirements identified by Wholesale Banking Treasury. Funding can be achieved via unsecured wholesale deposit funding including commercial paper or secured repurchase (“repo”) funding channels.

•	U.S. TBSM is responsible for managing the required utilization of available borrowing capacity provided by the FHLB System.
•	The ALCO is required to approve any new external funding structures or material transactions in conjunction with its regular review of the TD long-term funding action plan.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 40

We continue to explore all opportunities to access expanded or lower-cost funding on a sustainable basis relative to our projected term funding requirements. The following table represents the various sources of funding obtained as at April 30, 2013 and October 31, 2012, respectively:

TABLE 38: LONG TERM FUNDING SOURCES AND ISSUANCE
(billions of Canadian dollars)			Issuances for the
	As at		three months ended
	April 30	October 31	April 30	January 31
	2013	2012	2013	2013
Assets securitized
Residential mortgages	$41.3	$42.0	$1.4	$1.3
Credit card receivables and consumer
instalment loans	1.3	1.3	–	–
Covered bonds[1]	10.1	10.0	–	–
Senior unsecured medium term notes[1]	16.8	17.8	3.9	–
Total	$69.5	$71.1	$5.3	$1.3
1
These funding sources are considered long term funding sources and are classified as deposits on the Interim Consolidated Balance Sheet. Period end balances are included above in Table 37: Summary of Deposit Funding by Source or Type.

MATURITY ANALYSIS OF ASSETS, LIABILITIES AND OFF-BALANCE SHEET COMMITMENTS
Table 39 below summarizes on- and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on TD’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict TD’s asset/liability matching or exposure to interest rate risk. The maturity analysis also differs from how the Bank evaluates the exposure it may have to liquidity risk and its associated funding needs. TD ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability (i.e., we do not fund long-term maturity assets with short-term maturity borrowings). TD utilizes stable P&C non-specific maturity deposits and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. TD also funds the stable balance of non-specific maturity revolving line of credit balances with long-term funding sources. We conduct long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay and pre-redeem. TD targets terms to maturity for new funding to match as closely as possible the resultant expected maturity profile of its balance sheet. We also raise shorter term unsecured wholesale deposits to fund trading assets based on our internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 41

TABLE 39: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								April 30, 2013
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,033	$9	$–	$–	$–	$–	$–	$–	$–	$3,042
Interest-bearing deposits with banks	7,505	1,631	72	59	281	–	–	–	10,203	19,751
Trading loans, securities, and other[1]	1,730	4,843	3,049	1,486	2,127	8,614	16,675	10,519	45,571	94,614
Derivatives	7,342	2,257	1,677	2,061	1,447	6,380	17,161	22,077	–	60,402
Financial assets designated at fair value through profit or loss	573	339	202	94	350	3,238	770	547	–	6,113
Available-for-sale securities	1,762	4,510	2,013	3,511	3,867	6,648	16,574	40,369	1,823	81,077
Held-to-maturity securities	–	1,113	481	787	819	2,501	6,282	868	–	12,851
Securities purchased under reverse repurchase agreements	40,315	15,917	5,777	2,157	418	2,015	–	–	1,947	68,546
Loans
Residential mortgages	4,996	3,817	5,510	4,599	6,239	26,633	104,030	20,740	–	176,564
Consumer instalment and other personal	993	1,061	2,258	2,506	2,407	9,589	26,769	9,110	63,600	118,293
Credit card	–	–	–	–	–	–	–	–	20,837	20,837
Business and government[2]	13,473	5,014	4,611	4,132	4,009	6,415	27,437	27,011	18,522	110,624
Debt securities classified as loans	4	50	43	254	802	93	512	3,341	–	5,099
Total loans	19,466	9,942	12,422	11,491	13,457	42,730	158,748	60,202	102,959	431,417
Allowance for loan losses	–	–	–	–	–	–	–	–	(2,737)	(2,737)
Loans, net of allowance for loan losses	19,466	9,942	12,422	11,491	13,457	42,730	158,748	60,202	100,222	428,680
Customers’ liability under acceptances	7,839	977	12	1	–	–	–	–	–	8,829
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,337	5,337
Goodwill[2]	–	–	–	–	–	–	–	–	12,897	12,897
Other intangibles[2]	–	–	–	–	–	–	–	–	2,472	2,472
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,421	4,421
Current income tax receivable	–	–	–	–	854	–	–	–	–	854
Deferred tax assets	–	–	–	–	–	–	–	–	663	663
Other assets	7,715	575	236	147	241	260	824	1,004	4,856	15,858
Total assets	$97,280	$42,113	$25,941	$21,794	$23,861	$72,386	$217,034	$135,586	$190,412	$826,407
Liabilities
Trading deposits	$8,573	$13,564	$13,590	$5,328	$781	$147	$707	$414	$–	$43,104
Derivatives	7,029	2,187	1,773	2,046	1,678	7,566	17,518	22,839	–	62,636
Securitization liabilities at fair value	–	1,743	3,134	4,179	2,638	7,712	4,544	2,045	–	25,995
Other financial liabilities designated at fair value through
profit or loss	3	9	2	–	–	1	–	–	–	15
Deposits[3,4]
Personal	4,923	7,974	8,698	8,052	8,478	10,190	12,430	314	242,713	303,772
Banks	9,444	1,423	124	49	29	11	20	14	2,591	13,705
Business and government	20,882	13,973	3,547	2,781	1,110	4,002	20,711	56	116,572	183,634
Total deposits	35,249	23,370	12,369	10,882	9,617	14,203	33,161	384	361,876	501,111
Acceptances	7,839	977	12	1	–	–	–	–	–	8,829
Obligations related to securities sold short[1]	1,408	1,469	792	249	858	4,634	7,848	8,161	14,604	40,023
Obligations related to securities sold under repurchase	24,361	1,424	1,408	1,816	19	61	–	–	922	30,011
agreements
Securitization liabilities at amortized cost	314	1,329	1,288	540	733	4,279	14,368	2,772	–	25,623
Provisions	15	3	20	9	25	1	3	28	627	731
Current income tax payable	–	–	–	–	65	–	–	–	–	65
Deferred tax liabilities	–	–	–	–	–	–	–	–	355	355
Other liabilities	12,082	3,315	1,190	641	1,249	1,132	1,892	380	4,230	26,111
Subordinated notes and debentures	–	–	–	–	–	149	–	8,715	–	8,864
Liability for preferred shares	–	–	–	–	–	–	–	26	–	26
Liability for capital trust securities	–	–	–	–	–	–	–	1,749	–	1,749
Equity	–	–	–	–	–	–	–	–	–	51,159
Total liabilities and equity	$96,873	$49,390	$35,578	$25,691	$17,663	$39,885	$80,041	$47,513	$382,614	$826,407
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$62	$125	$187	$185	$183	$708	$1,760	$2,695	$–	$5,905
Network service agreements	2	4	6	7	7	13	–	–	–	39
Automated teller machines	12	19	29	29	28	149	70	–	–	336
Contact center technology	3	5	6	–	–	–	–	–	–	14
Software licensing and equipment maintenance	28	–	24	75	9	50	–	–	–	186
Credit and liquidity commitments
Financial and performance standby letters of credit	332	1,277	2,016	2,186	1,943	2,320	4,841	520	–	15,435
Documentary and commercial letters of credit	135	92	51	39	6	10	21	–	–	354
Commitments to extend credit and liquidity[5,6]	11,088	17,979	6,669	2,541	2,567	8,326	37,184	1,519	1,600	89,473
Non-consolidated SPE commitments
Commitments to liquidity facilities for ABCP	–	762	228	488	228	–	612	–	–	2,318
Pension commitments
Unrecognized net loss from past experience, different from
that assumed, and effects of changes in assumptions	$–	$–	$–	$–	$–	$–	$–	$–	$1,171	$1,171
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 to 2 years’ and $8 billion in ‘over 2 to 5 years’.
5	Includes $217 million in commitments to extend credit to private equity investments.
6	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 42

TABLE 39: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)								As at
								October 31, 2012
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,435	$–	$–	$–	$1	$–	$–	$–	$–	$3,436
Interest-bearing deposits with banks	12,808	1,290	284	159	34	–	–	9	7,108	21,692
Trading loans, securities, and other[1]	1,942	3,147	3,782	5,353	3,915	8,114	16,049	8,239	43,990	94,531
Derivatives	4,682	2,364	2,468	1,744	1,170	5,438	18,280	24,773	–	60,919
Financial assets designated at fair value through profit or loss	41	772	304	39	207	1,945	2,329	485	51	6,173
Available-for-sale securities	3,905	7,576	2,792	2,444	2,032	12,376	23,534	42,020	1,897	98,576
Securities purchased under reverse repurchase agreements	25,181	23,964	7,683	4,080	3,898	1	1,998	–	2,393	69,198
Loans
Residential mortgages	4,752	2,442	5,180	7,371	5,948	24,487	98,727	23,265	–	172,172
Consumer instalment and other personal[2]	1,320	1,026	2,021	1,909	2,448	9,253	25,619	7,360	66,971	117,927
Credit card	–	–	–	–	–	–	–	–	15,358	15,358
Business and government[2]	12,932	4,384	3,753	3,655	3,509	7,385	24,854	25,155	15,414	101,041
Debt securities classified as loans	70	292	69	50	41	1,087	517	2,868	–	4,994
Total loans	19,074	8,144	11,023	12,985	11,946	42,212	149,717	58,648	97,743	411,492
Allowance for loan losses	–	–	–	–	–	–	–	–	(2,644)	(2,644)
Loans, net of allowance for loan losses	19,074	8,144	11,023	12,985	11,946	42,212	149,717	58,648	95,099	408,848
Customers’ liability under acceptances	4,670	2,500	52	1	–	–	–	–	–	7,223
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,344	5,344
Goodwill[3]	–	–	–	–	–	–	–	–	12,311	12,311
Other intangibles[3]	–	–	–	–	–	–	–	–	2,217	2,217
Land, buildings, equipment, and other depreciable assets[3]	–	–	–	–	–	–	–	–	4,402	4,402
Current income tax receivable	–	–	–	–	439	–	–	–	–	439
Deferred tax assets	–	–	–	–	–	–	–	–	883	883
Other assets	7,117	414	214	153	170	251	430	137	6,028	14,914
Total assets	$82,855	$50,171	$28,602	$26,958	$23,812	$70,337	$212,337	$134,311	$181,723	$811,106
Liabilities
Trading deposits	$1,558	$12,326	$11,846	$5,457	$6,230	$226	$610	$521	$–	$38,774
Derivatives	5,098	2,822	2,819	2,184	1,242	6,617	19,071	25,144	–	64,997
Securitization liabilities at fair value	–	1,215	–	1,766	3,180	12,997	4,641	1,525	–	25,324
Other financial liabilities designated at fair value through profit or loss	6	5	2	1	1	2	–	–	–	17
Deposits[4,5]
Personal	4,732	9,139	10,930	7,794	7,858	14,512	12,189	148	224,457	291,759
Banks	7,423	3,291	71	30	31	15	21	16	4,059	14,957
Business and government	17,031	20,688	2,757	3,858	1,238	5,831	16,396	3	113,236	181,038
Total deposits	29,186	33,118	13,758	11,682	9,127	20,358	28,606	167	341,752	487,754
Acceptances	4,670	2,500	52	1	–	–	–	–	–	7,223
Obligations related to securities sold short[1,2]	676	1,042	490	453	1,203	2,928	7,874	6,255	12,514	33,435
Obligations related to securities sold under repurchase agreements	30,884	4,202	1,443	683	414	48	–	–	1,142	38,816
Securitization liabilities at amortized cost	98	1,570	491	2,112	1,368	3,576	14,239	2,736	–	26,190
Provisions	2	7	12	15	14	26	3	27	550	656
Current income tax payable	–	–	–	–	167	–	–	–	–	167
Deferred tax liabilities	–	–	–	–	–	–	–	–	327	327
Other liabilities	9,239	4,456	1,284	618	1,125	1,482	1,744	680	4,230	24,858
Subordinated notes and debentures	–	–	–	–	–	150	–	11,168	–	11,318
Liability for preferred shares	–	–	–	–	–	–	–	26	–	26
Liability for capital trust securities	–	–	–	–	–	–	–	1,874	350	2,224
Equity	–	–	–	–	–	–	–	–	–	49,000
Total liabilities and equity	$81,417	$63,263	$32,197	$24,972	$24,071	$48,410	$76,788	$50,123	$360,865	$811,106
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$61	$120	$175	$169	$162	$681	$1,703	$2,665	$–	$5,736
Network service agreements	2	3	7	7	7	26	–	–	–	52
Automated teller machines	11	22	33	27	32	147	123	–	–	395
Contact center technology	3	6	8	8	3	–	–	–	–	28
Software licensing and equipment maintenance	58	18	12	9	24	94	–	–	–	215
Credit and liquidity commitments
Financial and performance standby letters of credit	106	1,027	1,828	2,095	1,836	2,575	5,240	1,095	–	15,802
Documentary and commercial letters of credit	68	96	53	38	7	3	14	–	–	279
Commitments to extend credit and liquidity[6,7]	14,165	10,074	5,238	3,972	3,159	7,757	33,229	2,722	1,544	81,860
Non-consolidated SPE commitments
Commitments to liquidity facilities for ABCP	–	566	526	271	270	612	–	–	–	2,245
Pension commitments
Unrecognized net loss from past experience, different from that
assumed, and effects of changes in assumptions	$–	$–	$–	$–	$–	$–	$–	$–	$1,197	$1,197
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.
3	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5	Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 to 2 years’ and $8 billion in ‘over 2 to 5 years’.
6	Includes $247 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

Technology and Information Security Risk
Technology and information security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by socio-political, nation state, organized criminals, hackers and other external parties. The increased risks are also a factor of our size and scale of operations, our geographic footprint and our increased use of innovative technologies, such as our continued development of mobile and internet banking. The bank actively monitors, manages and works to minimize technology and information security risks through enterprise-wide programs, industry best practices, and robust threat and vulnerability assessments and responses. Despite this, our technologies, systems and networks, and those of third parties providing services to us, may be subject to attacks, breaches or other compromises. These may include cyber attacks, computer viruses, malicious software, phishing attacks or information security breaches. Such incidents could result in, among other things, financial loss, a loss of customer or business opportunities, disruption to operations, misappropriation or unauthorized release of confidential or personal information, litigation, regulatory penalties or intervention, remediation or restoration cost, and/or reputational damage.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 43

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are consolidated by the Bank where the substance of the relationship between the Bank and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Bank’s exposure to the risks and rewards of the SPE. The potential consolidation of SPEs is assessed at inception of each entity, and the consolidation analysis is revisited at least quarterly if a change in circumstance would indicate that a reassessment is necessary. For example, this would occur if subsequent to the initial assessment the Bank appears to gain additional control or decision making power over the SPE, a reassessment is performed to determine whether the SPE is consolidated. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, automobile loans, credit card loans, and business and government loans to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. Certain automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated and consolidated SPEs, and non-SPE third parties are as follows:

TABLE 40: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)				As at
			Significant
			consolidated
	Significant unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				April 30, 2013
Residential mortgage loans	$22,052	$–	$–	$20,292	$–
Consumer instalment and other personal loans[2,3]	–	–	5,284	–	–
Credit card loans	–	–	649	–	–
Business and government loans	47	–	–	2,448	57
Total exposure	$22,099	$–	$5,933	$22,740	$57

				October 31, 2012
Residential mortgage loans	$21,176	$–	$–	$23,446	$–
Consumer instalment and other personal loans[2,3]	–	–	5,461	–	–
Credit card loans	–	–	1,251	–	–
Business and government loans	79	–	–	2,388	53
Total exposure	$21,255	$–	$6,712	$25,834	$53
1	Includes all assets securitized by the Bank, irrespective of whether they are on- or off-balance sheet for accounting purposes, including those that did not qualify for derecognition.
2	Included in personal loans as at April 30, 2013 are $184 million of automobile loans acquired as part of the Bank’s acquisition of Chrysler Financial (October 31, 2012 – $361 million).
3	In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank either fully or partially derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at April 30, 2013, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Interim Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans
The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPEs. As at April 30, 2013, the SPEs issued $5.1 billion of commercial paper outstanding (October 31, 2012 – $5.1 billion) and $0.1 billion of notes outstanding (October 31, 2012 – $0.3 billion). As at April 30, 2013, the Bank’s maximum potential exposure to loss for these conduits was $5.3 billion (October 31, 2012 – $5.5 billion) of which $1.1 billion of underlying consumer instalment and other personal loans was government insured (October 31, 2012 – $1.1 billion).

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 44

Credit Card Loans
The Bank securitizes credit card loans through an SPE. On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada. As a result of the acquisition, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at April 30, 2013, the consolidated SPE had $1.3 billion of issued notes outstanding (October 31, 2012 – $1.3 billion). As at April 30, 2013, the Bank’s maximum potential exposure to loss for this SPE was $1.3 billion (October 31, 2012 – $1.3 billion).

Business and Government Loans
Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets
Significant Consolidated SPE
The Bank has a securitization exposure to certain third party originated assets through a consolidated SPE. The Bank consolidates the SPE since it is wholly funded by the Bank and the Bank is exposed to the majority of the risks of the SPE. As at April 30, 2013, the consolidated SPE had $299 million (October 31, 2012 – nil) of assets secured by underlying trade receivables, originated in the U.S. The weighted average life of these assets is 3.83 years. The Bank's maximum potential exposure to loss due to its funding of the SPE as at April 30, 2013 was $299 million (October 31, 2012 - Nil). As at April 30, 2013, the funding is provided primarily through a senior facility that has a ‘AAA’ rating from the credit rating agency. Further, as at April 30, 2013, the Bank had committed to provide an additional $53 million in funding to the SPE.

Significant Non-Consolidated Special Purpose Entities
Multi-Seller Conduits
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $8.0 billion as at April 30, 2013 (October 31, 2012 – $7.5 billion). Further, as at April 30, 2013, the Bank had committed to provide an additional $2.3 billion in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets (October 31, 2012 – $2.2 billion). As at April 30, 2013, the Bank provided no deal-specific credit enhancements (October 31, 2012 – nil).
All third-party assets securitized by the Bank’s non consolidated multi- seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 41: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)				As at
	April 30, 2013		October 31, 2012
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated	average life	unconsolidated	average life
	SPEs AAA[1]	(years)[2]	SPEs AAA[1]	(years)[2]
Residential mortgage loans	$4,859	2.6	$4,613	2.8
Automobile loans and leases	1,541	1.5	1,657	1.3
Equipment loans and leases	–	–	19	0.4
Trade receivables	1,600	1.6	1,221	1.7
Total exposure	$8,000	2.2	$7,510	2.3
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at April 30, 2013, the Bank held $995 million of ABCP issued by Bank-sponsored multi-seller conduits within the trading loans, securities and other category on its Interim Consolidated Balance Sheet (October 31, 2012 – $128 million).

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $504 million as at April 30, 2013 (October 31, 2012 – $500 million) of which nil has been drawn (October 31, 2012 – nil). The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at April 30, 2013, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at April 30, 2013 and October 31, 2012 was not significant.

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 30 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2012 are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at April 30, 2013 and October 31, 2012 was not significant.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 45

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 42: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)					For the three months ended
		2013				2012		2011
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Net interest income	$3,902	$3,846	$3,842	$3,817	$3,680	$3,687	$3,532	$3,514
Non-interest income	2,098	2,125	2,047	2,024	2,070	1,955	2,131	1,870
Total revenue	6,000	5,971	5,889	5,841	5,750	5,642	5,663	5,384
Provision for credit losses	417	385	565	438	388	404	340	380
Non-interest expenses	3,626	3,495	3,606	3,471	3,372	3,549	3,488	3,206
Provision for (recovery of) income taxes	291	360	178	291	351	272	310	367
Equity in net income of an investment in associate,
net of income taxes	57	59	57	62	54	61	64	59
Net income – reported	1,723	1,790	1,597	1,703	1,693	1,478	1,589	1,490
Adjustments for items of note, net of income taxes[1]
Amortization of intangibles	58	56	60	59	59	60	95	94
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	22	(24)	35	–	9	45	(37)	(9)
Integration charges and direct transaction costs
relating to U.S. Personal and Commercial
Banking acquisitions	–	–	–	–	–	9	(1)	39
Fair value of credit default swaps hedging the corporate
loan book net of provision for credit losses	–	–	–	(2)	1	1	(9)	(5)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to
the Chrysler Financial acquisition	–	–	3	6	3	5	19	26
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of
MBNA Canada	30	24	25	25	30	24	–	–
Litigation reserve	–	70	–	77	–	171	–	–
Reduction of allowance for incurred but not identified credit
losses	–	–	–	(30)	(59)	(31)	–	–
Positive impact due to changes in statutory income tax rates	–	–	–	(18)	–	–	–	–
Impact of Superstorm Sandy	–	–	37	–	–	–	–	–
Total adjustments for items of note	110	126	160	117	43	284	67	145
Net income – adjusted	1,833	1,916	1,757	1,820	1,736	1,762	1,656	1,635
Preferred dividends	49	49	49	49	49	49	48	43
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	$1,784	$1,867	$1,708	$1,771	$1,687	$1,713	$1,608	$1,592
Attributable to:
Non-controlling interests – adjusted	$26	$26	$26	$26	$26	$26	$26	$27
Common shareholders – adjusted	1,758	1,841	1,682	1,745	1,661	1,687	1,582	1,565
(Canadian dollars, except as noted)

Basic earnings per share
Reported	$1.79	$1.87	$1.67	$1.79	$1.79	$1.56	$1.70	$1.60
Adjusted	1.91	2.01	1.84	1.92	1.84	1.87	1.77	1.77
Diluted earnings per share
Reported	1.78	1.86	1.66	1.78	1.78	1.55	1.68	1.58
Adjusted	1.90	2.00	1.83	1.91	1.82	1.86	1.75	1.75
Return on common equity – reported	14.8%	15.3%	14.0%	15.3%	16.2%	14.0%	15.8%	16.1%
Return on common equity – adjusted	15.8%	16.4%	15.5%	16.4%	16.6%	16.8%	16.5%	17.7%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 46

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 47 to 81 of this Report to Shareholders, have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2012.

FUTURE CHANGES IN ACCOUNTING POLICIES
The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies. Issued standards which are effective for the Bank in the future are discussed in Note 2 to the Bank’s Interim Consolidated Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	April 30	October 31
	2013	2012
ASSETS
Cash and due from banks	$3,042	$3,436
Interest-bearing deposits with banks	19,751	21,692
	22,793	25,128
Trading loans, securities, and other (Note 3)	94,614	94,531
Derivatives (Note 3)	60,402	60,919
Financial assets designated at fair value through profit or loss (Note 3)	6,113	6,173
Available-for-sale securities (Notes 3, 4)	81,077	98,576
	242,206	260,199
Held-to-maturity securities (Note 4)	12,851	–
Securities purchased under reverse repurchase agreements	68,546	69,198
Loans (Note 5)
Residential mortgages	176,564	172,172
Consumer instalment and other personal	118,293	117,927
Credit card	20,837	15,358
Business and government	110,624	101,041
Debt securities classified as loans	5,099	4,994
	431,417	411,492
Allowance for loan losses (Note 5)	(2,737)	(2,644)
Loans, net of allowance for loan losses	428,680	408,848
Other
Customers’ liability under acceptances	8,829	7,223
Investment in TD Ameritrade (Note 9)	5,337	5,344
Goodwill (Note 10)	12,897	12,311
Other intangibles	2,472	2,217
Land, buildings, equipment, and other depreciable assets	4,421	4,402
Current income tax receivable	854	439
Deferred tax assets (Note 19)	663	883
Other assets (Note 11)	15,858	14,914
	51,331	47,733
Total assets	$826,407	$811,106
LIABILITIES
Trading deposits (Notes 3, 12)	$43,104	$38,774
Derivatives (Note 3)	62,636	64,997
Securitization liabilities at fair value (Note 3)	25,995	25,324
Other financial liabilities designated at fair value through profit or loss (Note 3)	15	17
	131,750	129,112
Deposits (Note 12)
Personal	303,772	291,759
Banks	13,705	14,957
Business and government	183,634	181,038
	501,111	487,754
Other
Acceptances	8,829	7,223
Obligations related to securities sold short	40,023	33,435
Obligations related to securities sold under repurchase agreements	30,011	38,816
Securitization liabilities at amortized cost	25,623	26,190
Provisions (Note 21)	731	656
Current income tax payable	65	167
Deferred tax liabilities (Note 19)	355	327
Other liabilities (Note 13)	26,111	24,858
	131,748	131,672
Subordinated notes and debentures (Note 14)	8,864	11,318
Liability for preferred shares	26	26
Liability for capital trust securities (Note 15)	1,749	2,224
Total liabilities	775,248	762,106
EQUITY
Common shares (millions of shares issued and outstanding: April 30, 2013 – 923.7, Oct. 31, 2012 – 918.2) (Note 16)	19,133	18,691
Preferred shares (millions of shares issued and outstanding: April 30, 2013 – 135.8, Oct. 31, 2012 – 135.8) (Note 16)	3,395	3,395
Treasury shares – common (millions of shares held: April 30, 2013 – (1.6), Oct. 31, 2012 – (2.1)) (Note 16)	(126)	(166)
Treasury shares – preferred (millions of shares held: April 30, 2013 – nil, Oct. 31, 2012 – nil) (Note 16)	–	(1)
Contributed surplus	190	196
Retained earnings	23,674	21,763
Accumulated other comprehensive income (loss)	3,401	3,645
	49,667	47,523
Non-controlling interests in subsidiaries	1,492	1,477
Total equity	51,159	49,000
Total liabilities and equity	$826,407	$811,106
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2013	2012	2013	2012
Interest income
Loans	$4,476	$4,419	$8,952	$8,831
Securities
Interest	713	817	1,488	1,654
Dividends	253	229	514	435
Deposits with banks	26	18	46	47
	5,468	5,483	11,000	10,967
Interest expense
Deposits	1,025	1,152	2,144	2,325
Securitization liabilities	225	261	464	523
Subordinated notes and debentures	115	153	232	307
Preferred shares and capital trust securities	37	43	78	86
Other	164	194	334	359
	1,566	1,803	3,252	3,600
Net interest income	3,902	3,680	7,748	7,367
Non-interest income
Investment and securities services	709	681	1,377	1,313
Credit fees	189	191	392	372
Net securities gains (losses) (Note 4)	107	120	237	159
Trading income (losses)	(36)	(45)	(116)	(2)
Service charges	440	425	894	866
Card services	320	249	591	495
Insurance revenue, net of claims and related expenses	294	330	619	611
Trust fees	40	40	75	76
Other income (loss)	35	79	154	135
	2,098	2,070	4,223	4,025
Total revenue	6,000	5,750	11,971	11,392
Provision for credit losses (Note 5)	417	388	802	792
Non-interest expenses
Salaries and employee benefits (Note 18)	1,884	1,829	3,778	3,613
Occupancy, including depreciation	364	342	715	671
Equipment, including depreciation	205	195	410	403
Amortization of other intangibles	124	121	242	231
Marketing and business development	171	164	320	290
Brokerage-related fees	83	77	159	153
Professional and advisory services	254	177	462	399
Communications	68	69	138	141
Other	473	398	897	1,020
	3,626	3,372	7,121	6,921
Income before income taxes and equity in net income of an
investment in associate	1,957	1,990	4,048	3,679
Provision for (recovery of) income taxes	291	351	651	623
Equity in net income of an investment in associate, net of income taxes (Note 9)	57	54	116	115
Net income	1,723	1,693	3,513	3,171
Preferred dividends	49	49	98	98
Net income available to common shareholders and non-controlling
interests in subsidiaries	$1,674	$1,644	$3,415	$3,073
Attributable to:
Non-controlling interests in subsidiaries	$26	$26	$52	$52
Common shareholders	1,648	1,618	3,363	3,021
Average number of common shares outstanding (millions) (Note 20)
Basic	920.9	904.1	918.8	902.6
Diluted	923.7	912.6	923.2	911.0
Earnings per share (dollars) (Note 20)
Basic	$1.79	$1.79	$3.66	$3.35
Diluted	1.78	1.78	3.65	3.33
Dividends per share (dollars)	0.81	0.72	1.58	1.40
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2013	2012	2013	2012
Net income	$1,723	$1,693	$3,513	$3,171
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities[1]	136	153	43	303
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(77)	(81)	(167)	(95)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	396	(579)	309	(350)
Net foreign currency translation gains (losses) from hedging activities[3]	(146)	242	(108)	138
Change in net gains (losses) on derivatives designated as cash flow hedges[4]	358	(563)	300	47
Reclassification to earnings of net losses (gains) on cash flow hedges[5]	(324)	(90)	(621)	(410)
	343	(918)	(244)	(367)
Comprehensive income (loss) for the period	$2,066	$775	$3,269	$2,804
Attributable to:
Preferred shareholders	$49	$49	$98	$98
Common shareholders	1,991	700	3,119	2,654
Non-controlling interests in subsidiaries	26	26	52	52
1
Net of income tax provision of $88 million for the three months ended April 30, 2013 (three months ended April 30, 2012 – income tax provision of $56 million). Net of income tax provision of $29 million for the six months ended April 30, 2013 (six months ended April 30, 2012 – income tax provision of $113 million).

2
Net of income tax provision of $58 million for the three months ended April 30, 2013 (three months ended April 30, 2012 – income tax provision of $45 million). Net of income tax provision of $99 million for the six months ended April 30, 2013 (six months ended April 30, 2012 – income tax provision of $47 million).

3
Net of income tax recovery of $52 million for the three months ended April 30, 2013 (three months ended April 30, 2012 – income tax provision of $81 million). Net of income tax recovery of $39 million for the six months ended April 30, 2013 (six months ended April 30, 2012 – income tax provision of $46 million).

4
Net of income tax provision of $190 million for the three months ended April 30, 2013 (three months ended April 30, 2012 – income tax recovery of $256 million). Net of income tax provision of $170 million for the six months ended April 30, 2013 (six months ended April 30, 2012 – income tax recovery of $2 million).

5
Net of income tax provision of $174 million for the three months ended April 30, 2013 (three months ended April 30, 2012 – income tax provision of $4 million). Net of income tax provision of $315 million for the six months ended April 30, 2013 (six months ended April 30, 2012 – income tax provision of $164 million).

All items presented in other comprehensive income will be reclassified to the Interim Consolidated Statement of Income in subsequent periods.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2013	2012	2013	2012
Common shares (Note 16)
Balance at beginning of period	$19,023	$17,727	$18,691	$17,491
Proceeds from shares issued on exercise of stock options	33	116	95	173
Shares issued as a result of dividend reinvestment plan	77	231	347	410
Balance at end of period	19,133	18,074	19,133	18,074
Preferred shares (Note 16)
Balance at beginning of period	3,395	3,395	3,395	3,395
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares – common (Note 16)
Balance at beginning of period	(135)	(157)	(166)	(116)
Purchase of shares	(728)	(692)	(1,534)	(1,560)
Sale of shares	737	686	1,574	1,513
Balance at end of period	(126)	(163)	(126)	(163)
Treasury shares – preferred (Note 16)
Balance at beginning of period	(3)	–	(1)	–
Purchase of shares	(18)	(24)	(33)	(39)
Sale of shares	21	23	34	38
Balance at end of period	–	(1)	–	(1)
Contributed surplus
Balance at beginning of period	185	214	196	212
Net premium (discount) on sale of treasury shares	5	–	(2)	8
Stock options (Note 17)	–	(15)	(6)	(21)
Other	–	1	2	1
Balance at end of period	190	200	190	200
Retained earnings
Balance at beginning of period	22,772	19,003	21,763	18,213
Net income attributable to shareholders	1,697	1,667	3,461	3,119
Common dividends	(746)	(651)	(1,452)	(1,264)
Preferred dividends	(49)	(49)	(98)	(98)
Balance at end of period	23,674	19,970	23,674	19,970
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	1,292	1,085	1,475	949
Other comprehensive income (loss)	59	72	(124)	208
Balance at end of period	1,351	1,157	1,351	1,157
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	(475)	(339)	(426)	(464)
Other comprehensive income (loss)	250	(337)	201	(212)
Balance at end of period	(225)	(676)	(225)	(676)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	2,241	3,131	2,596	2,841
Other comprehensive income (loss)	34	(653)	(321)	(363)
Balance at end of period	2,275	2,478	2,275	2,478
Total	3,401	2,959	3,401	2,959
Non-controlling interests in subsidiaries
Balance at beginning of period	1,485	1,489	1,477	1,483
Net income attributable to non-controlling interests in subsidiaries	26	26	52	52
Other	(19)	(30)	(37)	(50)
Balance at end of period	1,492	1,485	1,492	1,485
Total equity	$51,159	$45,919	$51,159	$45,919
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2013	2012	2013	2012
Cash flows from (used in) operating activities
Net income before income taxes	$2,014	$2,044	$4,164	$3,794
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	417	388	802	792
Depreciation	129	121	257	255
Amortization of other intangibles	124	121	242	231
Net securities losses (gains) (Note 4)	(107)	(120)	(237)	(159)
Equity in net income of an investment in associate (Note 9)	(57)	(54)	(116)	(115)
Deferred taxes	226	117	235	159
Changes in operating assets and liabilities
Interest receivable and payable (Notes 11, 13)	(26)	125	(286)	(220)
Securities sold short	5,814	(72)	6,588	6,146
Trading loans and securities	3,221	(415)	(83)	(11,648)
Loans	(8,973)	(3,279)	(14,646)	(10,872)
Deposits	5,866	(1,231)	17,687	16,092
Derivatives	(706)	1,897	(1,844)	2,130
Financial assets and liabilities designated at fair value through profit or loss	160	24	58	(1,259)
Securitization liabilities	1,208	2,050	104	1,242
Other	2,763	(3,654)	352	(1,302)
Income taxes paid	(377)	(364)	(683)	(823)
Net cash from (used in) operating activities	11,696	(2,302)	12,594	4,443
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(7,333)	2,654	(8,805)	11,539
Repayment of subordinated notes and debentures (Note 14)	–	–	(2,500)	–
Repayment or redemption of liability for preferred shares and capital trust securities (Note 15)	(119)	10	(475)	(2)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	30	(14)	46	32
Common shares issued (Note 16)	27	96	75	140
Sale of treasury shares (Note 16)	763	709	1,606	1,559
Purchase of treasury shares (Note 16)	(746)	(716)	(1,567)	(1,599)
Dividends paid	(718)	(469)	(1,203)	(952)
Distributions to non-controlling interests in subsidiaries	(26)	(26)	(52)	(52)
Net cash from (used in) financing activities	(8,122)	2,244	(12,875)	10,665
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	10,586	(5,270)	1,941	2,740
Activities in available-for-sale and held-to-maturity securities
Purchases	(15,665)	(13,593)	(26,127)	(29,458)
Proceeds from maturities	5,737	13,121	18,959	21,882
Proceeds from sales	4,929	8,129	11,348	11,533
Net purchases of premises, equipment, and other depreciable assets	(197)	(109)	(276)	(346)
Securities purchased (sold) under reverse repurchase agreements	(2,494)	(1,973)	652	(14,611)
Net cash acquired from (paid for) acquisitions (Note 8)	(6,569)	–	(6,569)	(6,839)
Net cash from (used in) investing activities	(3,673)	305	(72)	(15,099)
Effect of exchange rate changes on cash and due from banks	5	(30)	(41)	(18)
Net increase (decrease) in cash and due from banks	(94)	217	(394)	(9)
Cash and due from banks at beginning of period	3,136	2,870	3,436	3,096
Cash and due from banks at end of period	$3,042	$3,087	$3,042	$3,087
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,602	$1,688	$3,576	$3,797
Amount of interest received during the period	5,225	5,264	10,524	10,509
Amount of dividends received during the period	237	208	507	418
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 52

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada). The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). The Bank was formed through an amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four key segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank’s 2012 Annual Consolidated Financial Statements, as well as the current change mentioned in Note 2 below.
The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2012 Annual Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Interim Consolidated Financial Statements for the three and six months ended April 30, 2013 were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a resolution of the Audit Committee, on May 22, 2013.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in Annual Consolidated Financial Statements, it should be read in conjunction with the 2012 Annual Consolidated Financial Statements and the accompanying Notes included on pages 89 to 183 of the Bank’s 2012 Annual Report and the shaded sections of the 2012 Management’s Discussion and Analysis (MD&A) included on pages 68 to 79 of the Bank’s 2012 Annual Report. Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank’s 2012 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGE IN ACCOUNTING POLICY
The following amendment has been adopted by the Bank.

PRESENTATION OF OTHER COMPREHENSIVE INCOME
Effective November 1, 2012, the Bank adopted the amendments to IAS 1, Presentation of Financial Statements (IAS 1), issued in June 2011, which require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 were applied retrospectively and do not have a material impact on the financial position, cash flows or earnings of the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES
The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Consolidation
The following new and amended guidance relates to consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements (IAS 27), and SIC-12, Consolidation – Special-Purpose Entities (SIC-12);
•	IFRS 11, Joint Arrangements (IFRS 11);
•	IFRS 12, Disclosure of Interests in Other Entities (IFRS 12); and
•	IAS 27 (Revised 2011), Separate Financial Statements (IAS 27R), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied retrospectively. The adoption of the above standards will require the Bank to re-assess its consolidation analyses for all of its special purpose entities (SPEs) and its involvement with other third party entities and will potentially result in additional disclosures. The Bank is currently assessing the impact of adopting these standards.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 53

Fair Value Measurement
IFRS 13, Fair Value Measurement (IFRS 13), provides guidance for measuring fair value and for disclosing information about fair value measurements. IFRS 13 applies to other IFRS standards that require or permit fair value measurements or disclosures about fair value measurements and sets out a framework on how to measure fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

Employee Benefits
The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Service costs, in addition to net interest expense or income, are calculated by applying the discount rate to the net defined benefit surplus or deficit, and will be recorded in the Consolidated Statement of Income. Plan amendment costs will be recognized in the period of a plan amendment, irrespective of its vested status. Furthermore, a termination benefit obligation will be recognized when the Bank can no longer withdraw the offer of the termination benefit or recognize related restructuring costs. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and are to be applied retrospectively. The Bank is currently assessing the impact of the amendments to IAS 19.

Presentation and Disclosures – Offsetting Financial Assets and Financial Liabilities
In December 2011, the IASB issued the following amendments related to the offsetting of financial instruments:
•
IFRS 7, Financial Instruments: Disclosures (IFRS 7), which provides common disclosure requirements intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position; and

•	IAS 32, Financial Instruments: Presentation (IAS 32), which clarifies the existing requirements for offsetting financial assets and financial liabilities.

The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. The IAS 32 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank. Both amendments are to be applied retrospectively. The IFRS 7 and IAS 32 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

Financial Instruments
IFRS 9, Financial Instruments (IFRS 9), reflects the IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and will be completed and implemented in three separate phases: 1) Classification and measurement of financial assets and liabilities; 2) Impairment methodology; and 3) Hedge accounting. General hedge accounting requirements will be added as part of phase 3 of the IFRS 9 project, while accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. The IASB decided in November 2011 to delay the mandatory effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, which will be November 1, 2015 for the Bank, and tentatively agreed to a limited reconsideration of IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9, as well as any potential future amendments thereto, including the proposed accounting for macro hedging.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 54

NOTE 3: FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying Value and Fair Value of Financial Instruments
The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	April 30, 2013		October 31, 2012
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,042	$3,042	$3,436	$3,436
Interest-bearing deposits with banks	19,751	19,751	21,692	21,692
Trading loans, securities, and other
Government and government-related securities	$31,497	$31,497	$34,563	$34,563
Other debt securities	7,788	7,788	7,887	7,887
Equity securities	41,536	41,536	37,691	37,691
Trading loans	9,667	9,667	8,271	8,271
Commodities	4,046	4,046	6,034	6,034
Retained interests	80	80	85	85
Total trading loans, securities, and other	$94,614	$94,614	$94,531	$94,531
Derivatives	60,402	60,402	60,919	60,919
Financial assets designated at fair value through profit or loss	6,113	6,113	6,173	6,173
Available-for-sale securities
Government and government-related securities	$43,632	$43,632	$61,365	$61,365
Other debt securities	34,172	34,172	33,864	33,864
Equity securities[1]	2,193	2,193	2,083	2,083
Debt securities reclassified from trading[2]	1,080	1,080	1,264	1,264
Total available-for-sale securities	$81,077	$81,077	$98,576	$98,576
Held-to-maturity securities[3]
Government and government-related securities	$11,393	$11,431	$–	$–
Other debt securities	1,458	1,458	–	–
Total held-to-maturity securities	$12,851	$12,889	$–	$–
Securities purchased under reverse repurchase agreements	$68,546	$68,546	$69,198	$69,198
Loans	428,680	432,396	408,848	412,409
Customers’ liability under acceptances	8,829	8,829	7,223	7,223
Other assets	11,457	11,457	10,320	10,320

FINANCIAL LIABILITIES
Trading deposits	$43,104	$43,104	$38,774	$38,774
Derivatives	62,636	62,636	64,997	64,997
Securitization liabilities at fair value	25,995	25,995	25,324	25,324
Other financial liabilities designated at fair value through profit or loss	15	15	17	17
Deposits	501,111	502,762	487,754	490,071
Acceptances	8,829	8,829	7,223	7,223
Obligations related to securities sold short	40,023	40,023	33,435	33,435
Obligations related to securities sold under repurchase agreements	30,011	30,011	38,816	38,816
Securitization liabilities at amortized cost	25,623	26,065	26,190	26,581
Other liabilities	19,737	19,737	18,489	18,489
Subordinated notes and debentures	8,864	9,721	11,318	12,265
Liability for preferred shares and capital trust securities	1,775	2,425	2,250	2,874
1
As at April 30, 2013, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2012 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.

2	Includes other debt securities as at April 30, 2013 of $1,080 million (October 31, 2012 – $1,264 million).
3	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4, Securities for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy
IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date.
The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at April 30, 2013 and October 31, 2012.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 55

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)								As at
			April 30, 2013				October 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$900	$9,512	$–	$10,412	$3,556	$11,649	$–	$15,205
Provinces	1	4,784	–	4,785	–	3,731	–	3,731
U.S. federal, state, municipal governments,
and agencies debt	1,189	11,109	–	12,298	1,932	8,889	–	10,821
Other OECD government guaranteed debt	–	2,785	–	2,785	–	3,510	–	3,510
Mortgage-backed securities	–	1,217	–	1,217	–	1,296	–	1,296
Other debt securities
Canadian issuers	–	2,464	17	2,481	–	2,223	17	2,240
Other issuers	–	5,262	45	5,307	–	5,590	57	5,647
Equity securities
Common shares	32,352	9,083	13	41,448	31,740	5,850	77	37,667
Preferred shares	31	6	51	88	24	–	–	24
Trading loans	–	9,667	–	9,667	–	8,271	–	8,271
Commodities	4,046	–	–	4,046	6,034	–	–	6,034
Retained interests	–	–	80	80	–	–	85	85
	$38,519	$55,889	$206	$94,614	$43,286	$51,009	$236	$94,531
Derivatives
Interest rate contracts	$2	$35,659	$–	$35,661	$7	$38,605	$7	$38,619
Foreign exchange contracts	237	14,386	15	14,638	140	13,116	16	13,272
Credit contracts	–	14	7	21	–	37	12	49
Equity contracts	–	8,872	787	9,659	–	7,755	691	8,446
Commodity contracts	94	322	7	423	131	379	23	533
	$333	$59,253	$816	$60,402	$278	$59,892	$749	$60,919
Financial assets designated at
fair value through profit or loss
Securities	$612	$5,490	$–	$6,102	$603	$5,557	$–	$6,160
Loans	–	–	11	11	–	–	13	13
	$612	$5,490	$11	$6,113	$603	$5,557	$13	$6,173
Available-for-sale securities[1]
Government and government-related securities
Canadian government debt
Federal	$4,231	$3,329	$–	$7,560	$6,533	$4,322	$–	$10,855
Provinces	–	2,494	–	2,494	–	2,503	–	2,503
U.S. federal, state, municipal governments,
and agencies debt	126	23,712	–	23,838	125	29,530	–	29,655
Other OECD government guaranteed debt	–	8,365	2	8,367	–	17,208	2	17,210
Mortgage-backed securities	–	1,373	–	1,373	–	1,142	–	1,142
Other debt securities
Asset-backed securities	899	24,151	–	25,050	–	25,045	–	25,045
Non-agency collateralized mortgage obligation portfolio	–	971	–	971	–	961	–	961
Corporate and other debt	–	8,097	54	8,151	–	7,801	57	7,858
Equity securities
Common shares[2]	198	323	1,486	2,007	197	206	1,443	1,846
Preferred shares	–	36	144	180	–	69	163	232
Debt securities reclassified from trading[3]	–	856	224	1,080	–	1,099	165	1,264
	$5,454	$73,707	$1,910	$81,071	$6,855	$89,886	$1,830	$98,571
Securities purchased under reverse
repurchase agreements	$–	$7,658	$–	$7,658	$–	$9,340	$–	$9,340

FINANCIAL LIABILITIES
Trading deposits	$–	$42,153	$951	$43,104	$–	$37,674	$1,100	$38,774
Derivatives
Interest rate contracts	$5	$30,935	$97	$31,037	$8	$33,084	$104	$33,196
Foreign exchange contracts	202	20,218	14	20,434	105	21,547	14	21,666
Credit contracts	–	290	7	297	–	236	11	247
Equity contracts	–	9,368	1,104	10,472	–	8,268	1,011	9,279
Commodity contracts	79	313	4	396	103	495	11	609
	$286	$61,124	$1,226	$62,636	$216	$63,630	$1,151	$64,997
Securitization liabilities at fair value	$–	$25,995	$–	$25,995	$–	$25,324	$–	$25,324
Other financial liabilities designated
at fair value through profit or loss	$–	$–	$15	$15	$–	$–	$17	$17
Obligations related to securities sold short	$17,756	$22,232	$35	$40,023	$15,125	$18,289	$21	$33,435
Obligations related to securities sold
under repurchase agreements	$–	$6,770	$–	$6,770	$–	$10,232	$–	$10,232
1
As at April 30, 2013, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2012 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.

2
As at April 30, 2013, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $967 million (October 31, 2012 – $956 million) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.

3	As at April 30, 2013, includes corporate and other debt securities of $1,080 million (October 31, 2012 – $1,264 million).

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 56

There were no significant transfers between Level 1 and Level 2 for the three and six months ended April 30, 2013 and April 30, 2012.
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and six months ended April 30, 2013 and April 30, 2012, respectively.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Provinces	$–	$–	$–	$50	$–	$(50)	$–	$–	$–	$–
Other debt securities
Canadian issuers	21	1	–	12	–	(17)	–	–	17	–
Other issuers	15	1	–	142	–	(133)	21	(1)	45	–
Equity securities
Common shares	–	–	–	13	–	–	–	–	13	–
Preferred shares	38	–	–	51	–	(38)	–	–	51	–
Retained interests	85	1	–	–	2	(8)	–	–	80	(4)
	$159	$3	$–	$268	$2	$(246)	$21	$(1)	$206	$(4)
Financial assets designated
at fair value through
profit or loss
Loans	$12	$1	$–	$–	$–	$(2)	$–	$–	$11	$(1)
	$12	$1	$–	$–	$–	$(2)	$–	$–	$11	$(1)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	$2	$–	$–	$–	$–	$–	$–	$–	$2	$–
Other debt securities
Corporate and other debt	56	–	(2)	–	–	–	–	–	54	(2)
Equity securities
Common shares	1,481	7	3	18	–	(23)	–	–	1,486	3
Preferred shares	145	–	(1)	–	–	–	–	–	144	(1)
Debt securities reclassified
from trading	217	3	2	–	–	2	–	–	224	7
	$1,901	$10	$2	$18	$–	$(21)	$–	$–	$1,910	$7

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$981	$(38)	$–	$–	$85	$(80)	$3	$–	$951	$8
Derivatives[4]
Interest rate contracts	$92	$10	$–	$–	$–	$(5)	$–	$–	$97	$11
Foreign exchange contracts	(2)	(1)	–	–	–	2	–	–	(1)	1
Equity contracts	394	(20)	–	(49)	61	(69)	–	–	317	(18)
Commodity contracts	(4)	–	–	–	–	1	–	–	(3)	(1)
	$480	$(11)	$–	$(49)	$61	$(71)	$–	$–	$410	$(7)
Other financial liabilities
designated at fair value
through profit or loss	$25	$(34)	$–	$–	$41	$(17)	$–	$–	$15	$(34)
Obligations related to
securities sold short	$10	$–	$–	$(4)	$–	$29	$–	$–	$35	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
As at April 30, 2013, consists of derivative assets of $816 million (February 1, 2013 – $852 million) and derivative liabilities of $1,226 million (February 1, 2013 – $1,332 million), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 57

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Provinces	$–	$–	$–	$50	$–	$(50)	$–	$–	$–	$–
Other debt securities
Canadian issuers	17	1	–	15	–	(30)	18	(4)	17	(1)
Other issuers	57	2	–	144	–	(176)	21	(3)	45	–
Equity securities
Common shares	77	–	–	13	–	(77)	–	–	13	–
Preferred shares	–	–	–	89	–	(38)	–	–	51	–
Retained interests	85	5	–	–	9	(19)	–	–	80	(6)
	$236	$8	$–	$311	$9	$(390)	$39	$(7)	$206	$(7)
Financial assets designated
at fair value through
profit or loss
Loans	$13	$2	$–	$–	$–	$(4)	$–	$–	$11	$(2)
	$13	$2	$–	$–	$–	$(4)	$–	$–	$11	$(2)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	$2	$–	$–	$–	$–	$–	$–	$–	$2	$–
Other debt securities
Corporate and other debt	57	1	(2)	–	–	(2)	–	–	54	(2)
Equity securities
Common shares	1,443	27	12	63	–	(59)	–	–	1,486	17
Preferred shares	163	(1)	(13)	–	–	(5)	–	–	144	15
Debt securities reclassified
from trading	165	5	7	–	–	(5)	52	–	224	9
	$1,830	$32	$4	$63	$–	$(71)	$52	$–	$1,910	$39

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,100	$(35)	$–	$–	$126	$(234)	$4	$(10)	$951	$11
Derivatives[4]
Interest rate contracts	$97	$(7)	$–	$–	$–	$7	$–	$–	$97	$5
Foreign exchange contracts	(2)	2	–	–	–	1	(2)	–	(1)	2
Credit contracts	(1)	1	–	–	–	–	–	–	–	2
Equity contracts	320	56	–	(77)	104	(86)	–	–	317	58
Commodity contracts	(12)	5	–	–	–	4	–	–	(3)	2
	$402	$57	$–	$(77)	$104	$(74)	$(2)	$–	$410	$69
Other financial liabilities
designated at fair value
through profit or loss	$17	$(32)	$–	$–	$68	$(38)	$–	$–	$15	$(37)
Obligations related to
securities sold short	$21	$–	$–	$(22)	$–	$36	$–	$–	$35	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
As at April 30, 2013, consists of derivative assets of $816 million (November 1, 2012 – $749 million) and derivative liabilities of $1,226 million (November 1, 2012 – $1,151 million), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 58

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Federal	$1	$–	$–	$1	$–	$(1)	$–	$(1)	$–	$–
Provinces	10	–	–	–	–	(9)	–	(1)	–	–
Other debt securities
Canadian issuers	28	1	–	2	–	(14)	18	(4)	31	1
Other issuers	124	2	–	22	–	(60)	1	(46)	43	(2)
Equity securities
Common shares	–	–	–	11	–	–	–	–	11	–
Trading loans	–	–	–	2	–	–	3	–	5	–
Retained interests	52	–	–	–	2	(3)	–	–	51	–
	$215	$3	$–	$38	$2	$(87)	$22	$(52)	$141	$(1)
Financial assets designated
at fair value through
profit or loss
Loans	$11	$4	$–	$–	$–	$(2)	$–	$–	$13	$1
	$11	$4	$–	$–	$–	$(2)	$–	$–	$13	$1
Available-for-sale securities
Other debt securities
Corporate and other debt	$24	$–	$1	$–	$–	$–	$–	$–	$25	$1
Equity securities
Common shares	1,483	3	10	4	–	(39)	–	–	1,461	10
Preferred shares	153	–	10	–	–	(8)	–	–	155	10
Debt securities reclassified
from trading	166	3	(1)	–	–	(7)	–	–	161	(6)
	$1,826	$6	$20	$4	$–	$(54)	$–	$–	$1,802	$15

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	February 1	in	Included				Into	Out of	April 30	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,086	$(7)	$–	$–	$130	$(103)	$–	$–	$1,106	$(5)
Derivatives[4]
Interest rate contracts	$103	$(14)	$–	$(1)	$–	$1	$–	$–	$89	$(9)
Foreign exchange contracts	(2)	1	–	–	–	(1)	–	–	(2)	1
Credit contracts	8	2	–	–	–	–	–	–	10	3
Equity contracts	323	34	–	(46)	62	(30)	–	–	343	34
Commodity contracts	(8)	(4)	–	–	–	(2)	–	1	(13)	(4)
	$424	$19	$–	$(47)	$62	$(32)	$–	$1	$427	$25
Other financial liabilities
designated at fair value
through profit or loss	$24	$35	$–	$–	$55	$(68)	$–	$–	$46	$35
Obligations related to
securities sold short	$2	$–	$–	$(1)	$–	$23	$–	$(11)	$13	$4
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
As at April 30, 2012, consists of derivative assets of $765 million (February 1, 2012 – $728 million) and derivative liabilities of $1,192 million (February 1, 2012 – $1,152 million), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 59

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2011	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Federal	$–	$–	$–	$1	$–	$–	$–	$(1)	$–	$–
Provinces	5	–	–	3	–	(11)	5	(2)	–	–
Other debt securities
Canadian issuers	30	2	–	10	–	(24)	22	(9)	31	1
Other issuers	79	5	–	99	–	(97)	32	(75)	43	(1)
Equity securities
Common shares	–	–	–	11	–	–	–	–	11	–
Trading loans	3	–	–	2	–	(3)	3	–	5	–
Retained interests	52	3	–	–	4	(8)	–	–	51	3
	$169	$10	$–	$126	$4	$(143)	$62	$(87)	$141	$3
Financial assets
designated at fair value
through profit or loss
Loans	$8	$9	$–	$–	$–	$(4)	$–	$–	$13	$4
	$8	$9	$–	$–	$–	$(4)	$–	$–	$13	$4
Available-for-sale securities
Other debt securities
Corporate and other debt	$24	$–	$1	$–	$–	$–	$–	$–	$25	$1
Equity securities
Common shares	1,524	26	(12)	26	–	(103)	–	–	1,461	15
Preferred shares	190	1	18	–	–	(54)	–	–	155	18
Debt securities reclassified
from trading	158	6	(5)	–	–	(5)	7	–	161	(15)
	$1,896	$33	$2	$26	$–	$(162)	$7	$–	$1,802	$19

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	April 30	instruments
	2011	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,080	$(1)	$–	$–	$206	$(179)	$–	$–	$1,106	$7
Derivatives[4]
Interest rate contracts	$81	$4	$–	$5	$–	$(1)	$–	$–	$89	$9
Foreign exchange contracts	(2)	–	–	–	–	–	–	–	(2)	–
Credit contracts	10	(2)	–	–	–	2	(2)	2	10	(1)
Equity contracts	343	19	–	(78)	104	(45)	–	–	343	19
Commodity contracts	1	(15)	–	–	–	–	–	1	(13)	(13)
	$433	$6	$–	$(73)	$104	$(44)	$(2)	$3	$427	$14
Other financial liabilities
designated at fair value
through profit or loss	$27	$9	$–	$–	$99	$(89)	$–	$–	$46	$9
Obligations related to
securities sold short	$2	$–	$–	$(2)	$–	$25	$2	$(14)	$13	$4
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
As at April 30, 2012, consists of derivative assets of $765 million (November 1, 2011 – $685 million) and derivative liabilities of $1,192 million (November 1, 2011 – $1,118 million), which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the tables above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at April 30, 2013 and October 31, 2012, that are classified in Level 3 of the fair value hierarchy.
For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits the sensitivity is calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 60

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	April 30, 2013		October 31, 2012
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Equity securities
Common shares	$1	$1	$4	$4
Preferred shares	3	3	–	–
Retained interests	6	3	7	3
	$10	$7	$11	$7
Derivatives
Interest rate contracts	$–	$–	$2	$2
Equity contracts	39	49	36	47
	$39	$49	$38	$49
Available-for-sale securities
Other debt securities
Corporate and other debt	$2	$2	$2	$2
Equity securities
Common shares	95	28	97	24
Preferred shares	8	8	8	8
Debt securities reclassified from trading	4	4	4	4
	$109	$42	$111	$38
FINANCIAL LIABILITIES
Trading deposits	$2	$4	$3	$6
Derivatives
Interest rate contracts	$31	$19	$36	$26
Equity contracts	67	52	66	50
	$98	$71	$102	$76
Other financial liabilities designated at fair value through
profit or loss	$3	$3	$3	$3
Total	$261	$176	$268	$179

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE
Loans Designated at Fair Value through Profit or Loss
Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the relevant criteria are met. The fair value of loans designated at fair value through profit or loss was $11 million as at April 30, 2013 (October 31, 2012 – $13 million), which represents their maximum credit exposure.
These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.

Securities Designated at Fair Value through Profit or Loss
Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Interim Consolidated Statement of Income in the same period as a portion of the loss or income resulting from changes to the discount rate used to value the insurance liabilities.
In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value
Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.
The amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $286 million less than the carrying amount as at April 30, 2013 (October 31, 2012 – $445 million less than the carrying amount).

Other Liabilities Designated at Fair Value through Profit or Loss
The Bank issues certain loan commitments to customers to provide a mortgage at a fixed rate. These commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. Due to the short term nature of these loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss
During the three and six months ended April 30, 2013, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $21 million and $19 million, respectively (three and six months ended April 30, 2012 – $14 million and $5 million, respectively).

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 61

NOTE 4: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE
During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.
The fair value of the reclassified debt securities was $1,080 million as at April 30, 2013 (October 31, 2012 – $1,264 million). For the three and six months ended April 30, 2013, net interest income of $16 million and $33 million after tax, respectively (three and six months ended April 30, 2012 – $23 million and $55 million after tax, respectively) was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the three months ended April 30, 2013 of $0.4 million after tax and the decrease in fair value during the six months ended April 30, 2013 of $7 million after tax (three and six months ended April 30, 2012 – increase of $18 million and $11 million after tax, respectively) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income for the three months ended April 30, 2013 of $0.4 million after tax and a decrease in net income for the six months ended April 30, 2013 of $7 million after tax (three and six months ended April 30, 2012 – increase of $18 million and $11 million after tax, respectively). During the three and six months ended April 30, 2013, reclassified debt securities with a fair value of $50 million and $204 million, respectively (three and six months ended April 30, 2012 – $128 million and $402 million, respectively) were sold or matured, and $3 million and $15 million after tax was recorded in net gains from available-for-sale securities during the three and six months ended April 30, 2013, respectively (three and six months ended April 30, 2012 – $1 million and $8 million after tax, respectively).

HELD-TO-MATURITY
Debt securities with fixed or determinable payments and fixed maturity dates, that do not meet the definition of loans and receivables, and that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, net of any impairment losses. Securities classified as held-to-maturity are assessed for objective evidence of impairment at the counterparty-specific level. If there is no objective evidence of impairment for a security classified as held-to-maturity, then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment which considers losses incurred but not identified. Interest is recognized using the effective interest rate method and is included in interest income.

RECLASSIFICATION OF CERTAIN SECURITIES FROM AVAILABLE-FOR-SALE TO HELD-TO-MATURITY
On March 1, 2013, the Bank reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank’s strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income.
The fair value and carrying value of the reclassified debt securities was $10.6 billion and $10.5 billion, respectively, as at April 30, 2013 (March 1, 2013 – $11.1 billion and $11.1 billion, respectively). From February 1, 2013 to February 28, 2013, and during the three months ended January 31, 2013, there were no impairment losses recognized with respect to these reclassified debt securities. The increase in fair value of these securities from February 1, 2013 to February 28, 2013 of $28 million after tax (three months ended January 31, 2013 – decrease in fair value of $48 million after tax) was recorded in other comprehensive income. On the date of reclassification, these debt securities had a weighted-average effective interest rate of 1.8% with expected recoverable cash flows, on an undiscounted basis, of $11.3 billion. Subsequent to the date of reclassification, the net unrealized gain recognized in other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method. Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been $1 million for the period March 1, 2013 to April 30, 2013. After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the period
March 1, 2013 to
April 30, 2013
Net interest income[1]	$33
Net income before income taxes	33
Provision for (recovery of) income taxes	8
Net income	$25
1	Includes amortization of the net unrealized gains associated with these reclassified held-to-maturity securities and was included in other comprehensive income on the date of reclassification.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 62

Unrealized Securities Gains (Losses)
The following table summarizes the unrealized gains and losses as at April 30, 2013 and October 31, 2012.

Unrealized Securities Gains (Losses)
(millions of Canadian dollars)							As at
			April 30, 2013				October 31, 2012
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$7,527	$41	$(8)	$7,560	$10,818	$38	$(1)	$10,855
Provinces	2,462	32	–	2,494	2,485	18	–	2,503
U.S. federal, state, municipal governments, and
agencies debt	23,238	613	(13)	23,838	28,821	865	(31)	29,655
Other OECD government guaranteed debt	8,305	67	(5)	8,367	16,856	360	(6)	17,210
Mortgage-backed securities	1,360	13	–	1,373	1,134	8	–	1,142
	42,892	766	(26)	43,632	60,114	1,289	(38)	61,365
Other debt securities
Asset-backed securities	24,832	238	(20)	25,050	24,868	222	(45)	25,045
Non-agency collateralized mortgage obligation
portfolio	951	20	–	971	939	22	–	961
Corporate and other debt	7,882	284	(15)	8,151	7,587	294	(23)	7,858
	33,665	542	(35)	34,172	33,394	538	(68)	33,864
Equity securities
Common shares	1,900	132	(19)	2,013	1,749	117	(15)	1,851
Preferred shares	155	26	(1)	180	194	38	–	232
	2,055	158	(20)	2,193	1,943	155	(15)	2,083
Debt securities reclassified from trading[2]	985	126	(31)	1,080	1,165	130	(31)	1,264
Total available-for-sale securities	$79,597	$1,592	$(112)	$81,077	$96,616	$2,112	$(152)	$98,576

Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal	$171	$–	$–	$171	$–	$–	$–	$–
U.S. federal, state, municipal governments, and
agencies debt	1,142	8	–	1,150	–	–	–	–
Other OECD government guaranteed debt	10,080	31	(1)	10,110	–	–	–	–
	11,393	39	(1)	11,431	–	–	–	–
Other debt securities
Other issuers	1,458	3	(3)	1,458	–	–	–	–
	1,458	3	(3)	1,458	–	–	–	–
Total held-to-maturity securities	12,851	42	(4)	12,889	–	–	–	–
Total securities	$92,448	$1,634	$(116)	$93,966	$96,616	$2,112	$(152)	$98,576
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
2	Includes fair value of corporate and other debt securities, as at April 30, 2013 of $1,080 million (October 31, 2012 – $1,264 million).

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2013	2012	2013	2012
Net realized gains (losses)
Available-for-sale securities	$109	$117	$241	$164
Impairment losses[1]
Available-for-sale securities	(2)	3	(4)	(5)
Total	$107	$120	$237	$159
1
None of the impairment losses for the three and six months ended April 30, 2013 (three and six months ended April 30, 2012 – nil) related to debt securities in the reclassified portfolio as described in “Reclassification of Certain Debt Securities – Trading to Available-for-Sale” above.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 63

NOTE 5: LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank’s loans, impaired loans and related allowances for credit losses.

Loans, Impaired Loans, and Allowance for Credit Losses
(millions of Canadian dollars)								As at
	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans
								April 30, 2013
Residential mortgages[2,3,4]	$172,903	$2,434	$704	$176,041	$–	$27	$43	$70	$175,971
Consumer instalment and other personal[5]	111,961	5,252	702	117,915	–	114	464	578	117,337
Credit card	19,396	1,150	198	20,744	–	133	587	720	20,024
Business and government[2,3,4]	106,286	1,218	950	108,454	166	25	707	898	107,556
	$410,546	$10,054	$2,554	$423,154	$166	$299	$1,801	$2,266	$420,888
Debt securities classified as loans				5,099	188	–	161	349	4,750
Acquired credit-impaired loans				3,164	37	85	–	122	3,042
Total				$431,417	$391	$384	$1,962	$2,737	$428,680

								October 31, 2012
Residential mortgages[2,3,4]	$168,575	$2,355	$679	$171,609	$–	$27	$50	$77	$171,532
Consumer instalment and other personal[5]	111,063	5,645	673	117,381	–	118	430	548	116,833
Credit card	14,230	922	181	15,333	–	83	605	688	14,645
Business and government[2,3,4]	95,893	1,530	985	98,408	168	22	703	893	97,515
	$389,761	$10,452	$2,518	$402,731	$168	$250	$1,788	$2,206	$400,525
Debt securities classified as loans				4,994	185	–	155	340	4,654
Acquired credit-impaired loans				3,767	31	67	–	98	3,669
Total				$411,492	$384	$317	$1,943	$2,644	$408,848
1	Excludes allowance for off-balance sheet positions.
2
Does not include trading loans with a fair value of $9,667 million as at April 30, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,262 million as at April 30, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $11 million as at April 30, 2013 (October 31, 2012 – $13 million) and amortized cost of nil as at April 30, 2013 (October 31, 2012 – nil). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

3	Includes insured mortgages of $127,610 million as at April 30, 2013 (October 31, 2012 – $126,951 million).
4
As at April 30, 2013, impaired loans with a balance of $477 million did not have a related allowance for credit losses (October 31, 2012 – $456 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.

5	Includes Canadian government-insured real estate personal loans of $28,153 million as at April 30, 2013 (October 31, 2012 – $30,241 million).

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 64

The change in the Bank’s allowance for credit losses as at April 30, 2013 and April 30, 2012 are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance as at	Provision			exchange	Balance as at
	November 1	for credit			and other	April 30
	2012	losses	Write-offs	Recoveries	adjustments	2013
Counterparty-specific allowance
Business and government	$170	$94	$(117)	$26	$(7)	$166
Debt securities classified as loans	185	2	(1)	–	2	188
Total counterparty-specific allowance excluding
acquired credit-impaired loans	355	96	(118)	26	(5)	354
Acquired credit-impaired loans[1,2]	31	16	(8)	2	(4)	37
Total counterparty-specific allowance	386	112	(126)	28	(9)	391
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	27	18	(27)	9	–	27
Consumer instalment and other personal	118	332	(411)	75	–	114
Credit card	83	275	(279)	54	–	133
Business and government	22	31	(44)	16	–	25
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	250	656	(761)	154	–	299
Acquired credit-impaired loans[1,2]	67	18	(14)	1	13	85
Total collectively assessed allowance for individually
insignificant impaired loans	317	674	(775)	155	13	384
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	50	(7)	–	–	–	43
Consumer instalment and other personal	452	35	–	–	1	488
Credit card	671	(27)	–	–	–	644
Business and government	824	11	–	–	4	839
Debt securities classified as loans	155	4	–	–	2	161
Total collectively assessed allowance for incurred
but not identified credit losses	2,152	16	–	–	7	2,175
Allowance for credit losses
Residential mortgages	77	11	(27)	9	–	70
Consumer instalment and other personal	570	367	(411)	75	1	602
Credit card	754	248	(279)	54	–	777
Business and government	1,016	136	(161)	42	(3)	1,030
Debt securities classified as loans	340	6	(1)	–	4	349
Total allowance for credit losses excluding acquired
credit-impaired loans	2,757	768	(879)	180	2	2,828
Acquired credit-impaired loans[1,2]	98	34	(22)	3	9	122
Total allowance for credit losses	2,855	802	(901)	183	11	2,950
Less: Allowance for off-balance sheet positions[3]	211	2	–	–	–	213
Allowance for loan losses	$2,644	$800	$(901)	$183	$11	$2,737
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Provisions on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 65

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance as at	Provision			exchange	Balance as at
	November 1	for credit			and other	April 30
	2011	losses	Write-offs	Recoveries	adjustments	2012
Counterparty-specific allowance
Business and government	$188	$198	$(224)	$22	$(17)	$167
Debt securities classified as loans	179	–	–	–	(2)	177
Total counterparty-specific allowance excluding
acquired credit-impaired loans	367	198	(224)	22	(19)	344
Acquired credit-impaired loans[1,2]	30	21	(34)	–	3	20
Total counterparty-specific allowance	397	219	(258)	22	(16)	364
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	32	1	(26)	11	3	21
Consumer instalment and other personal	114	286	(366)	68	(2)	100
Credit card	64	173	(198)	24	–	63
Business and government	34	28	(57)	17	(1)	21
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	244	488	(647)	120	–	205
Acquired credit-impaired loans[1,2]	30	52	(34)	–	27	75
Total collectively assessed allowance for individually
insignificant impaired loans	274	540	(681)	120	27	280
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	30	6	–	–	(4)	32
Consumer instalment and other personal	405	27	–	–	(3)	429
Credit card	312	212	–	–	(1)	523
Business and government	1,030	(218)	–	–	4	816
Debt securities classified as loans	149	6	–	–	(1)	154
Total collectively assessed allowance for incurred
but not identified credit losses	1,926	33	–	–	(5)	1,954
Allowance for credit losses
Residential mortgages	62	7	(26)	11	(1)	53
Consumer instalment and other personal	519	313	(366)	68	(5)	529
Credit card	376	385	(198)	24	(1)	586
Business and government	1,252	8	(281)	39	(14)	1,004
Debt securities classified as loans	328	6	–	–	(3)	331
Total allowance for credit losses excluding acquired
credit-impaired loans	2,537	719	(871)	142	(24)	2,503
Acquired credit-impaired loans[1,2]	60	73	(68)	–	30	95
Total allowance for credit losses	2,597	792	(939)	142	6	2,598
Less: Allowance for off-balance sheet positions[3]	283	(78)	–	–	(1)	204
Allowance for loan losses	$2,314	$870	$(939)	$142	$7	$2,394
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Provisions on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.
The following table summarizes loans that are past due but not impaired as at April 30, 2013 and October 31, 2012. Generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.0 billion as at April 30, 2013 (October 31, 2012 – $1.2 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 66

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)			As at
	1-30	31-60	61-89
	days	days	days	Total
	April 30, 2013
Residential mortgages	$1,583	$689	$162	$2,434
Consumer instalment and other personal	4,515	553	184	5,252
Credit card	836	193	121	1,150
Business and government	951	162	105	1,218
Total	$7,885	$1,597	$572	$10,054

October 31, 2012
Residential mortgages	$1,370	$821	$164	$2,355
Consumer instalment and other personal	4,752	705	188	5,645
Credit card	695	144	83	922
Business and government	1,186	289	55	1,530
Total	$8,003	$1,959	$490	$10,452
1	Excludes all ACI loans and debt securities classified as loans.

Collateral
As at April 30, 2013, the fair value of financial collateral held against loans that were past due but not impaired was $70 million (October 31, 2012 – $167 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

Gross Impaired Debt Securities Classified as Loans
As at April 30, 2013, impaired loans excluded $1.4 billion (October 31, 2012 – $1.5 billion) of gross impaired debt securities classified as loans as subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS
ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada (MBNA) and Target Corporation (Target), with outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $0.9 billion, $334 million, and $143 million, respectively, and fair values of $5.6 billion, $1.9 billion, $0.8 billion, $136 million, and $85 million, respectively at the acquisition dates.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	April 30	October 31
	2013	2012
FDIC-assisted acquisitions
Unpaid principal balance[1]	$938	$1,070
Credit related fair value adjustments	(32)	(42)
Interest rate and other related premium/(discount)	(23)	(26)
Carrying value	883	1,002
Counterparty-specific allowance[2]	(7)	(5)
Allowance for individually insignificant impaired loans[2]	(69)	(54)
Carrying value net of related allowance[3]	807	943
South Financial
Unpaid principal balance[1]	2,200	2,719
Credit related fair value adjustments	(54)	(89)
Interest rate and other related premium/(discount)	(68)	(111)
Carrying value	2,078	2,519
Counterparty-specific allowance[2]	(30)	(26)
Allowance for individually insignificant impaired loans[2]	(16)	(12)
Carrying value net of related allowance	2,032	2,481
Other[4]
Unpaid principal balance[1]	279	283
Credit related fair value adjustments	(77)	(39)
Interest rate and other related premium/(discount)	1	2
Carrying value	203	246
Allowance for individually insignificant impaired loans[2]	–	(1)
Carrying value net of related allowance	$203	$245
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2
Management concluded as part of the Bank’s assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.

3	Carrying value does not include the effect of the FDIC loss sharing agreement.
4	Includes Chrysler Financial, MBNA, and Target.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 67

FDIC COVERED LOANS
As at April 30, 2013, the balances of FDIC covered loans amounted to $0.9 billion (October 31, 2012 – $1.0 billion), and were recorded in Loans on the Interim Consolidated Balance Sheet. As at April 30, 2013, the balances of the indemnification assets were $87 million (October 31, 2012 – $90 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: SPECIAL PURPOSE ENTITIES

SIGNIFICANT CONSOLIDATED SPECIAL PURPOSE ENTITIES
An SPE is an entity that is created to accomplish a narrow and well-defined objective. SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. The Bank’s interests in consolidated SPEs are discussed as follows:

Personal Loans
The Bank securitizes personal loans through consolidated SPEs to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet. Where the SPEs are created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPEs, consolidation is required.
As at April 30, 2013, the SPEs related to personal loans had $5.1 billion (October 31, 2012 – $5.1 billion) of issued commercial paper outstanding and $0.1 billion (October 31, 2012 – $0.3 billion) of issued notes outstanding. As at April 30, 2013, the Bank’s maximum potential exposure to loss for these conduits was $5.3 billion (October 31, 2012 – $5.5 billion) of which $1.1 billion (October 31, 2012 – $1.1 billion) of underlying personal loans was government insured. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. As at April 30, 2013, the fair value of the loans and associated liabilities was $5.3 billion and $5.2 billion, respectively (October 31, 2012 – $5.5 billion and $5.4 billion, respectively).

Credit Cards
The Bank securitizes credit card loans through an SPE. The Bank acquired substantially all of the credit card portfolio of MBNA Canada on December 1, 2011. As a result, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets and the Bank is exposed to the majority of the residual risks of the SPE. As at April 30, 2013, the Bank’s maximum exposure to loss for this SPE was $1.3 billion (October 31, 2012 – $1.3 billion). The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The fair value of the assets, comprising of loans and cash equivalents, and associated liabilities was $1.3 billion and $1.3 billion, respectively, as at April 30, 2013 (October 31, 2012 – $1.3 billion and $1.3 billion, respectively).

Other Significant Consolidated SPE
The Bank consolidates two other significant SPEs as they were created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPEs. One of the SPEs is funded by the Bank and purchases senior tranches of securitized assets from the Bank’s existing customers. As at April 30, 2013, the SPE had $299 million (October 31, 2012 – nil) of assets secured by underlying trade receivables. The Bank's maximum potential exposure to loss due to its funding of the SPE as at April 30, 2013 was $299 million (October 31, 2012 – nil). Further, as at April 30, 2013, the Bank has currently committed to provide an additional $53 million in funding to the SPE.
The second SPE was created to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets to the SPE and provided a loan to the SPE to facilitate the purchase. As at April 30, 2013, the SPE had $11.0 billion (October 31, 2012 – $11.7 billion) of assets which are reported as Consumer instalment and other personal loans on the Interim Consolidated Balance Sheet. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The Bank’s maximum potential exposure to loss was $10.6 billion as at April 30, 2013 (October 31, 2012 – $10.5 billion). The fair value of the loans and associated liabilities was $11.0 billion and $10.3 billion, respectively, as at April 30, 2013 (October 31, 2012 – $12.8 billion and $10.3 billion, respectively).

SIGNIFICANT NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES
The Bank holds interests in certain significant non-consolidated SPEs where the Bank is not exposed to the majority of the residual risks of the SPEs. The Bank’s interests in these non-consolidated SPEs are as follows:

Multi-Seller Conduits
Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper (ABCP), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (i.e., draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement via the loan facilities to the trust.
From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the three and six months ended April 30, 2013 and 2012, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP issued by multi-seller conduits as part of its market-making activities in ABCP. As at April 30, 2013, the Bank held $995 million (October 31, 2012 – $128 million) of ABCP inventory, respectively, out of $8.0 billion (October 31, 2012 – $7.5 billion) total outstanding ABCP issued by the conduits. The commercial paper held is classified as Trading securities on the Interim Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process. The inventory positions did not cause any change in consolidation conclusions during the three and six months ended April 30, 2013 and year ended October 31, 2012.
The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $8.0 billion as at April 30, 2013 (October 31, 2012 – $7.5 billion). Further, the Bank has committed to an additional $2.3 billion (October 31, 2012 – $2.2 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at April 30, 2013, the Bank provided no deal-specific credit enhancements (October 31, 2012 – nil).

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 68

NOTE 7: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS
The Bank securitizes residential mortgages, personal loans, and business and government loans to SPEs or non-SPE third parties. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as ‘retained interests’). If a retained interest does not result in consolidation of the SPE, nor in continued recognition of the transferred financial asset, these retained interests are recorded at relative fair value and classified as Trading securities on the Interim Consolidated Balance Sheet with subsequent changes in fair value recorded in Trading income on the Interim Consolidated Statement of Income.
Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the effective interest rate method.
In addition, the Bank transfers financial assets to certain consolidated SPEs. Further details are provided in Note 6.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)			As at
	April 30, 2013		October 31, 2012
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$42,256	$41,788	$44,305	$43,746
Securitization of business and government loans	32	32	33	32
Securitization of consumer instalment and other personal loans	184	184	361	361
Other financial assets transferred related to securitization[1]	7,101	7,086	4,961	4,960
Total	$49,573	$49,090	$49,660	$49,099
Associated liabilities[2]	$(51,353)	$(51,025)	$(50,666)	$(50,548)
1
Includes asset-backed securities, ABCP, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.

2
Includes securitization liabilities carried at amortized cost as at April 30, 2013 of $25,030 million (October 31, 2012 – $25,224 million) and securitization liabilities carried at fair value as at April 30, 2013 of $25,995 million (October 31, 2012 – $25,324 million).

The following table summarizes the residential mortgage loans subject to continuing involvement accounting.

Securitized Residential Mortgage Loans Subject to Continuing Involvement Accounting
(millions of Canadian dollars)			As at
	April 30, 2013		October 31, 2012
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Original assets securitized	$568	$556	$892	$876
Assets which continue to be recognized	568	556	892	876
Associated liabilities	(601)	(593)	(968)	(966)

Other Financial Assets Not Qualifying for Derecognition
The Bank enters into certain transactions where it transfers previously recognized financial assets, such as commodities, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as secured borrowing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 69

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)	As at
	April 30	October 31
	2013	2012
Carrying amount of assets
Nature of transaction:
Repurchase agreements	$15,102	$16,884
Securities lending agreements	12,470	13,047
Total	$27,572	$29,931
Carrying amount of associated liabilities[1]	$15,235	$17,062
1	Associated liabilities are all related to repurchase agreements.

Transferred Financial Assets that are derecognized in their entirety but where the Bank has a Continuing Involvement
Continuing involvement may also arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Interim Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at April 30, 2013, the fair value of retained interests was $57 million (October 31, 2012 – $53 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the loans are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer.

NOTE 8: ACQUISITIONS

Acquisition of Epoch
On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch) for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.
The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date to April 30, 2013, have been consolidated with the Bank’s results and are reported in the Wealth and Insurance segment. As at March 27, 2013, the acquisition contributed $36 million of tangible assets, and $12 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $650 million has been allocated to customer relationship intangibles of $149 million and goodwill of $501 million.
Goodwill is not expected to be deductible for tax purposes. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

Acquisition of Target Corporation’s U.S. Credit Card Portfolio
On March 13, 2013, the Bank acquired substantially all of Target Corporation’s existing U.S. Visa and private label credit card portfolio, with a gross outstanding balance of $5.8 billion. The Bank also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.
Under the terms of the program agreement, the Bank and Target Corporation will share in the profits generated by the portfolios. Target Corporation will be responsible for all elements of operations and customer service, and will bear most of the operating costs to service the assets. The Bank will control risk management policies and regulatory compliance and will bear all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date to April 30, 2013 have been recorded in the U.S. Personal and Commercial Banking segment.
At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Interim Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation’s share of revenue and credit losses is recorded in Non-interest expenses on the Interim Consolidated Statement of Income and related receivables from, or payables to Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Interim Consolidated Balance Sheet.

Acquisition of the Credit Card Portfolio of MBNA Canada
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.
    The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank’s results and are primarily reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.

NOTE 9: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. As at April 30, 2013, the Bank’s reported investment in TD Ameritrade was 44.97% (October 31, 2012 – 45.37%) of the outstanding shares of TD Ameritrade with a fair value of $4,963 million (October 31, 2012 – $3,878 million) based on the closing price of US$19.91 (October 31, 2012 – US$15.69) on the New York Stock Exchange.
During the three and six months ended April 30, 2013, TD Ameritrade did not repurchase any shares (year ended October 31, 2012 – 7.4 million shares). On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended such that if the Bank’s ownership increases above 45%: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 70

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade’s Board of Directors including the Bank’s CEO, its Executive Vice President of Direct Investing, and two independent directors of TD.
TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three and six months ended April 30, 2013 and April 30, 2012, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.
On May 14, 2013, the Bank completed a private sale of 15 million shares of its investment in TD Ameritrade. See Note 25 for further details.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements, are provided as follows:

CONDENSED CONSOLIDATED BALANCE SHEET[1]
(millions of Canadian dollars)	As at
	March 31	September 30
	2013	2012
Assets
Receivables from brokers, dealers, and clearing organizations	$1,309	$1,109
Receivables from clients, net of allowance for doubtful accounts	8,916	8,638
Other assets	10,449	9,746
Total assets	$20,674	$19,493
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,333	$1,990
Payable to clients	11,604	10,717
Other liabilities	2,292	2,366
Total liabilities	16,229	15,073
Stockholders’ equity[2]	4,445	4,420
Total liabilities and stockholders’ equity	$20,674	$19,493
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2
The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, other intangibles and the cumulative translation adjustment.

CONDENSED CONSOLIDATED STATEMENT OF INCOME
(millions of Canadian dollars)	For the three months ended		For the six months ended
	March 31	March 31	March 31	March 31
	2013	2012	2013	2012
Revenues
Net interest revenue	$115	$107	$230	$218
Fee-based and other revenue	570	567	1,100	1,124
Total revenues	685	674	1,330	1,342
Operating expenses
Employee compensation and benefits	180	174	347	351
Other	266	281	505	539
Total operating expenses	446	455	852	890
Other expense	6	7	10	14
Pre-tax income	233	212	468	438
Provision for income taxes	88	75	177	145
Net income[1]	$145	$137	$291	$293
Earnings per share – basic	$0.26	$0.25	$0.53	$0.53
Earning per share – diluted	$0.26	$0.25	$0.53	$0.53
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 71

NOTE 10: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial	Wholesale
	Banking		Insurance		Banking	Banking	Corporate	Total
Carrying amount of goodwill
as at November 1, 2011	$726		$1,051		$10,330	$150	$–	$12,257
Additions	46	[1]	46	[1]	6	–	–	98
Disposals	–		(68)[2]		–	–	–	(68)
Foreign currency translation
adjustments and other	–		–		24	–	–	24
Carrying amount of goodwill
as at October 31, 2012	$772		$1,029		$10,360	$150	$–	$12,311
Gross amount of goodwill	$772		$1,029		$10,360	$150	$–	$12,311
Accumulated impairment losses	$–		$–		$–	$–	$–	$–
Carrying amount of goodwill
as at November 1, 2012	$772		$1,029		$10,360	$150	$–	$12,311
Additions	–		501	[3]	–	–	–	501
Foreign currency translation
adjustments and other	–		(3)		88	–	–	85
Carrying amount of goodwill
as at April 30, 2013	$772		$1,527		$10,448	$150	$–	$12,897
Gross amount of goodwill
as at April 30, 2013	$772		$1,527		$10,448	$150	$–	$12,897
Accumulated impairment losses	$–		$–		$–	$–	$–	$–
1	Primarily relates to goodwill arising from the acquisition of the credit card portfolio of MBNA Canada.
2	Relates to the divestiture of our U.S. Insurance business.
3	Relates to goodwill arising from the acquisition of Epoch. See Note 8 for further details.

NOTE 11: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	April 30	October 31
	2013	2012
Amounts receivable from brokers, dealers and clients	$6,014	$5,756
Accounts receivable, prepaid expenses and other items[1]	6,907	6,090
Prepaid pension expense	425	426
Insurance-related assets, excluding investments	1,324	1,417
Accrued interest	1,188	1,225
Total	$15,858	$14,914
1	As at April 30, 2013, includes FDIC indemnification assets of $95 million (October 31, 2012 – $90 million).

NOTE 12: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at April 30, 2013 was $138 billion (October 31, 2012 – $138 billion).
Certain deposit liabilities are classified as Trading deposits within the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized in the Interim Consolidated Statement of Income.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 72

Deposits by Type
(millions of Canadian dollars)				As at
				April 30	October 31
			2013		2012
	Demand	Notice	Term	Total	Total
Personal	$11,988	$230,725	$61,059	$303,772	$291,759
Banks[1]	2,581	10	11,114	13,705	14,957
Business and government[2]	41,634	74,938	67,062	183,634	181,038
Trading[1]	–	–	43,104	43,104	38,774
Total	$56,203	$305,673	$182,339	$544,215	$526,528
Non-interest-bearing deposits included above
In domestic offices				$3,615	$3,798
In foreign offices				28,726	27,064
Interest-bearing deposits included above
In domestic offices				289,708	287,516
In foreign offices				219,996	207,383
U.S. federal funds deposited[1]				2,170	767
Total[2,3]				$544,215	$526,528
1	Includes deposits with the Federal Home Loan Bank.
2	As at April 30, 2013, includes $10 billion in deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2012 – $10 billion).
3
As at April 30, 2013, includes deposits of $292 billion (October 31, 2012 – $271 billion) denominated in U.S. dollars and $10 billion (October 31, 2012 – $13 billion) denominated in other foreign currencies.

Deposits by Country
(millions of Canadian dollars)				As at
				April 30	October 31
				2013	2012
	Canada	United States	International	Total	Total
Personal	$168,001	$133,612	$2,159	$303,772	$291,759
Banks	8,414	1,353	3,938	13,705	14,957
Business and government	114,698	65,595	3,341	183,634	181,038
Trading	2,210	40,873	21	43,104	38,774
Total	$293,323	$241,433	$9,459	$544,215	$526,528

The following tables present the Bank's Term Deposits based on remaining term to maturity.

Term Deposits
(millions of Canadian dollars)							As at
							April 30	October 31
							2013	2012
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$38,125	$10,190	$6,663	$3,071	$2,696	$314	$61,059	$67,302
Banks	11,069	11	12	3	5	14	11,114	10,898
Business and government	42,293	4,002	5,178	11,351	4,182	56	67,062	67,802
Trading	41,836	147	239	192	276	414	43,104	38,774
Total	$133,323	$14,350	$12,092	$14,617	$7,159	$798	$182,339	$184,776

Term Deposits due within a Year
(millions of Canadian dollars)							As at
							April 30	October 31
							2013	2012
					Over 3	Over 6
				Within	months to	months to
				3 months	6 months	12 months	Total	Total
Personal				$12,897	$8,698	$16,530	$38,125	$40,453
Banks				10,867	124	78	11,069	10,846
Business and government				34,855	3,547	3,891	42,293	45,572
Trading				22,137	13,590	6,109	41,836	37,417
Total				$80,756	$25,959	$26,608	$133,323	$134,288

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 73

NOTE 13: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	April 30	October 31
	2013	2012
Amounts payable to brokers, dealers and clients	$7,162	$5,952
Accounts payable, accrued expenses and other items	2,733	2,705
Special purpose entity liabilities	5,889	5,696
Insurance-related liabilities	4,825	4,824
Accrued interest	1,142	1,466
Accrued salaries and employee benefits	1,599	2,030
Accrued benefit liability	1,330	1,308
Cheques and other items in transit	1,431	877
Total	$26,111	$24,858

NOTE 14: SUBORDINATED NOTES AND DEBENTURES

On November 1, 2012, the Bank redeemed all of its outstanding $2.5 billion 5.382% subordinated debentures due November 1, 2017, at a redemption price of 100 percent of the principal amount plus accrued interest to, but excluding, the redemption date.
   On April 22, 2013, the Bank announced its intention to redeem on June 3, 2013, all of its outstanding $900 million 5.69% subordinated debentures due June 3, 2018, at a redemption price of 100 per cent of the principal amount plus accrued interest to, but excluding, the redemption date.

NOTE 15: CAPITAL TRUST SECURITIES

On December 31, 2012, TD Capital Trust II redeemed all of the outstanding $350 million TD Capital Trust II Securities – Series 2012-1 (“TD CaTS II”) at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date.
   On March 1, 2013, South Financial Capital Trust 2007-I redeemed all of the outstanding $75 million South Financial Capital Trust 2007-I Capital Securities (SFCT 2007-I) at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date.
   On March 15, 2013, South Financial Capital Trust 2007-III redeemed all of the outstanding $30 million South Financial Capital Trust 2007-III Capital Securities (SFCT 2007-III) at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date.
   On April 30, 2013, South Financial Capital Trust 2007-II redeemed all of the outstanding $18 million South Financial Capital Trust 2007-II Preferred Securities (SFCT 2007-II) at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date.
   As at October 31, 2012, TD CaTS II, SFCT 2007-I, SFCT 2007-II and SFCT 2007-III were included in Liability for capital trust securities on the Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 74

NOTE 16: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at April 30, 2013 and October 31, 2012.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	April 30, 2013		October 31, 2012
	Number		Number
	of shares	Amount	of shares	Amount
Common shares
Balance as at beginning of year	918.2	$18,691	902.4	$17,491
Proceeds from shares issued on exercise of stock options	1.3	95	3.9	253
Shares issued as a result of dividend reinvestment plan	4.2	347	11.9	947
Balance as at end of period – common shares	923.7	$19,133	918.2	$18,691
Preferred shares – Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	10.0	250
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Balance as at end of period – preferred shares	135.8	$3,395	135.8	$3,395
Treasury shares – common[1]
Balance as at beginning of year	(2.1)	$(166)	(1.4)	$(116)
Purchase of shares	(18.5)	(1,534)	(40.3)	(3,175)
Sale of shares	19.0	1,574	39.6	3,125
Balance as at end of period – treasury shares – common	(1.6)	$(126)	(2.1)	$(166)
Treasury shares – preferred[1]
Balance as at beginning of year	–	$(1)	–	$–
Purchase of shares	(1.3)	(33)	(2.9)	(77)
Sale of shares	1.3	34	2.9	76
Balance as at end of period – treasury shares – preferred	–	$–	–	$(1)
1	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

NOTE 17: SHARE-BASED COMPENSATION

For the three and six months ended April 30, 2013, the Bank recognized compensation expense for stock option awards of $6.6 million and $14.2 million, respectively (three and six months ended April 30, 2012 – $5.4 million and $12.2 million, respectively).
During the three months ended April 30, 2013 and April 30, 2012, there were no options granted by the Bank. During the six months ended April 30, 2013, 1.7 million options (six months ended April 30, 2012 – 1.9 million options) were granted by the Bank with a weighted-average fair value of $15.65 per option (six months ended April 30, 2012 – $14.52 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the six months ended April 30, 2013 and April 30, 2012.

Assumptions Used for Estimating the Fair Value of Options
	For the six months ended
	April 30	April 30
	2013	2012
Risk-free interest rate	1.4%	1.5%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	27.2%	27.4%
Expected dividend yield	3.5%	3.4%
Exercise price/Share price	$81.08	$73.27
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 75

NOTE 18: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans, for the three and six months ended April 30.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans[1]
		For the three months ended
	April 30	April 30	April 30	April 30	April 30	April 30
	2013	2012	2013	2012	2013	2012
Net employee benefits expense
Service cost – benefits earned	$68	$47	$4	$3	$4	$4
Interest cost on projected benefit obligation	50	48	6	6	23	25
Expected return on plan assets[2]	(54)	(50)	–	–	(23)	(22)
Actuarial losses (gains) recognized in expense	7	–	–	–	6	1
Plan amendment costs (credits) recognized in expense	–	1	(1)	(1)	(1)	–
Curtailment losses (gains)[3]	–	–	–	–	–	(4)
Total expense	$71	$46	$9	$8	$9	$4
		For the six months ended
	April 30	April 30	April 30	April 30	April 30	April 30
	2013	2012	2013	2012	2013	2012
Net employee benefits expense
Service cost – benefits earned	$136	$85	$8	$6	$8	$8
Interest cost on projected benefit obligation	100	95	12	12	46	51
Expected return on plan assets[2]	(107)	(97)	–	–	(45)	(45)
Actuarial losses (gains) recognized in expense	14	–	–	–	12	6
Plan amendment costs (credits) recognized in expense	–	3	(2)	(2)	(2)	–
Curtailment losses (gains)[3]	–	–	–	–	–	(29)
Total expense	$143	$86	$18	$16	$19	$(9)
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008 and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012 and no service credits can be earned after March 31, 2012.

2
The actual return on plan assets for the principal pension plans was $121 million and $171 million, respectively, for the three and six months ended April 30, 2013 (three and six months ended April 30, 2012 – $(1) million and $127 million, respectively).

3	Certain TD Auto Finance retirement plans were curtailed during 2012.

CASH FLOWS
The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans during the three and six months ended April 30.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2013	2012	2013	2012
Principal pension plans	$71	$61	$132	$106
Principal non-pension post-retirement benefit plan	2	2	4	5
Other pension and retirement plans[1]	6	6	13	25
Total	$79	$69	$149	$136
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at April 30, 2013, the Bank expects to contribute an additional $165 million to its principal pension plans, $4 million to its principal non-pension post-retirement benefit plan, and $14 million to its other pension and retirement plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during the year.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 76

NOTE 19: INCOME TAXES

Deferred tax assets and liabilities are comprised of:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	April 30	October 31
	2013	2012
	Consolidated	Consolidated
	Balance	Balance
	Sheet	Sheet
Deferred tax assets
Allowance for credit losses	$532	$530
Land, buildings, equipment, and other depreciable assets	–	7
Deferred (income) expense	244	199
Trading loans	148	192
Derecognition of financial assets and liabilities	223	187
Goodwill	–	7
Employee benefits	546	671
Losses available for carry forward	236	285
Tax credits	181	184
Other	257	265
Total deferred tax assets[1]	$2,367	$2,527
Deferred tax liabilities
Securities	$1,505	$1,457
Intangibles	427	419
Land, buildings, equipment, and other depreciable assets	27	–
Pensions	100	95
Total deferred tax liabilities	$2,059	$1,971
Net deferred tax assets	$308	$556
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	$663	$883
Deferred tax liabilities	355	327
Net deferred tax assets	$308	$556
1
The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the Interim Consolidated Balance Sheet is $34 million as at April 30, 2013 (October 31, 2012 – nil).

NOTE 20: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the three and six months ended April 30, 2013 and April 30, 2012 and the twelve months ended October 31, 2012.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 77

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the six		For the twelve
	months ended		months ended		months ended
	April 30	April 30	April 30	April 30	October 31
	2013	2012	2013	2012	2012
Basic earnings per share
Net income attributable to common shareholders	$1,648	$1,618	$3,363	$3,021	$6,171
Weighted-average number of common shares outstanding (millions)	920.9	904.1	918.8	902.6	906.6
Basic earnings per share (dollars)	$1.79	$1.79	$3.66	$3.35	$6.81
Diluted earnings per share
Net income attributable to common shareholders	$1,648	$1,618	$3,363	$3,021	$6,171
Effect of dilutive securities
Capital Trust II Securities – Series 2012-1	–	5	3	9	17
Net income available to common shareholders including
impact of dilutive securities	$1,648	$1,623	$3,366	$3,030	$6,188
Weighted-average number of common shares outstanding (millions)	920.9	904.1	918.8	902.6	906.6
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	2.8	3.7	2.9	3.4	3.3
TD Capital Trust II Securities – Series 2012-1 (millions)	–	4.8	1.5	5.0	5.0
Weighted-average number of common shares outstanding
– diluted (millions)	923.7	912.6	923.2	911.0	914.9
Diluted earnings per share (dollars)[1]	$1.78	$1.78	$3.65	$3.33	$6.76
1
For the three and six months ended April 30, 2013 and April 30, 2012, and the twelve months ended October 31, 2012, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

NOTE 21: PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS
The following table summarizes the Bank’s provisions as at April 30, 2013.

Provisions
(millions of Canadian dollars)		Asset
		Retirement
	Litigation	Obligations	Other	Total
Balance as at November 1, 2012	$286	$66	$93	$445
Additions	114	6	40	160
Amounts used	(12)	–	(55)	(67)
Unused amounts reversed	(4)	(5)	(15)	(24)
Foreign currency translation adjustments and other	1	–	3	4
Balance as at April 30, 2013, before allowance for
credit losses for off-balance sheet positions	$385	$67	$66	$518
Add: allowance for credit losses for off-balance sheet positions[1]				213
Balance as at April 30, 2013				$731
1	Please refer to Note 5, Loans, Impaired Loans and Allowance for Credit Losses for further details.

LITIGATION
The Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties, in the ordinary course of business. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $320 million as at April 30, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.
In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank’s control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 78

The following is a description of the Bank’s material legal or regulatory actions.

Rothstein Litigation
TD Bank, N.A. has been named as a defendant in multiple lawsuits pending in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler (“RRA”).
Seven cases are currently pending in state court in Broward County, Florida (Platinum Partners Value Arbitrage Fund, L.P., et al. v. TD Bank, N.A.; Louella Arvidson, et al. v. TD Bank, N.A., et al.; RWRK Investments, LLC, et al. v. TD Bank, N.A., et al.; Don Beverly, et al. v. TD Bank, N.A., et al.; Deborah Marlin, et al. v. TD Bank, N.A., et al.; Gayla Levin v. TD Bank, N.A.; and George Levin v. TD Bank, N.A.); and one case is in Federal Bankruptcy Court for the Southern District of Florida (Trustee in Bankruptcy for RRA v. TD Bank, N.A.).
The lawsuits are all substantially similar and generally allege that TD Bank, N.A. conspired with Rothstein, facilitated Rothstein’s Ponzi scheme and overlooked signs of wrongdoing in order to obtain profits and fees. Claims against TD Bank, N.A. include, among other things, fraudulent misrepresentation, aiding and abetting fraud, aiding and abetting breach of fiduciary duty, civil conspiracy and negligent misrepresentation. The plaintiff in Platinum Partners Value Arbitrage Fund, L.P. v. TD Bank also alleges claims under Florida’s civil RICO statute, which TD Bank, N.A. has moved to dismiss. The Chapter 11 Trustee for the RRA bankruptcy estate has also asserted preferential and fraudulent transfer claims against TD Bank, N.A. The bankruptcy trustee for two investment funds that invested in Rothstein’s scheme, Banyon Income Funds L.P. and Banyon 1030-32, LLC, has stated that it believes those entities also have claims against TD Bank, N.A., but it has not yet filed suit.
All active cases are in the pleading or discovery phase. TD Bank, N.A. has filed answers and/or motions to dismiss, denying all liability in all of the lawsuits.
On February 5, 2013, TD Bank, N.A. entered into a settlement agreement with the bankruptcy estates for RRA, Banyon Income Funds and Banyon 1030-32. That settlement agreement has since been amended and restated in its entirety. The settlement is contingent on the approval by the Bankruptcy Court of a liquidating bankruptcy plan, which was filed by the RRA trustee on May 8, 2013. If approved, the plan will enable the three bankruptcy estates to pay their allowed general non-subordinated unsecured claimants at or near the full amount of their claims. The plan also provides for the entry of a litigation bar order in favour of TD Bank, N.A., which, if enacted, could preclude, in whole or part, further litigation against TD Bank, N.A. related to the Rothstein fraud, including the active lawsuits referenced herein. A confirmation hearing regarding the plan is likely to occur in July 2013.
The Coquina Investments v. TD Bank, N.A. et al. trial has been completed. The jury returned a verdict against TD Bank, N.A. on January 18, 2012 of US$67 million comprised of US$32 million of compensatory damages and US$35 million of punitive damages. On August 3, 2012, the trial court entered an order sanctioning TD Bank, N.A. and its former outside counsel, Greenberg Traurig, for alleged discovery misconduct. The sanctions order established certain facts relating to TD Bank, N.A.’s knowledge of the Rothstein fraud and the unreasonableness of TD Bank, N.A.’s monitoring and alert systems, and ordered TD Bank, N.A. and Greenberg Traurig to pay the costs incurred by the plaintiff in bringing the sanctions motions. The judgment and sanctions order have been appealed to the United States Court of Appeals for the Eleventh Circuit.
In addition to the above pending matters, there is a motion seeking sanctions against TD Bank, N.A. pending in state court in Broward County, Florida in the matter Razorback Funding, LLC, et al. v. TD Bank, N.A., et al.. That lawsuit previously was dismissed pursuant to a settlement agreement entered into between the plaintiffs and TD Bank, N.A. TD Bank, N.A. has opposed the motion for sanctions and denies the purported basis for the motion.
In addition to the listed matters, TD Bank, N.A. or the Bank is or may be the subject of other litigation or regulatory proceedings related to the Rothstein fraud. The outcome of such proceedings is difficult to predict and could result in judgments, settlements, injunctions or other results adverse to TD Bank, N.A. or the Bank.
Multidistrict Overdraft Litigation
TD Bank, N.A. was named as a defendant in four putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees. The actions were all transferred to the United States District Court for the Southern District of Florida for pre-trial proceedings in conjunction with similar actions pending against other banks. Plaintiffs claim generally but not exclusively that the posting method for debit transactions (by high to low amount rather than time of transaction) and related practices breach an implied covenant of good faith, constitute unfair and deceptive acts and practices, cause a conversion of the customers' property, and otherwise render TD Bank, N.A. liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. TD Bank, N.A.'s motion to dismiss the actions was denied, and discovery commenced. Subsequently, two of the original actions were dismissed voluntarily by the plaintiffs. The scope of the classes in the remaining actions nevertheless effectively encompasses the scope of the classes in the dismissed actions. A fifth, similar class action also challenging overdraft practices was filed against TD Bank, N.A. in the United States District Court for New Jersey (the Hughes case), the temporal scope of which is potentially broader than the other overdraft cases. On April 3, 2012, the Court in Florida granted Plaintiffs' motion for class certification, determining that the two actions then pending in that court may proceed as a class action. On May 8, 2012, TD Bank, N.A. entered into a settlement with Plaintiffs in the Florida actions, whereby TD Bank, N.A., without admission of liability, agreed to pay Plaintiffs US$62 million plus the costs of class notice and administration in return for release of class members' claims. On May 14, 2012, the Hughes case was transferred to Florida and consolidated with the proceedings there. On September 19, 2012, the Court granted preliminary approval of the settlement. The plaintiffs filed a motion for final approval of the settlement; January 31, 2013 was the deadline for objections and opt-out. A small number of customers opted out and there was limited objection. On March 18, 2013, the Court granted final approval of the settlement (overruling the two remaining objections) and entered final judgment dismissing with prejudice all cases pending against TD Bank, N.A. in MDL 2036, including Hughes. The time to seek reconsideration or appellate review of the final approval order ran out on April 17, 2013 without any adverse action. Settlement payments are expected to be made to class members in early June 2013; the Court retains jurisdiction over recipients and cy pres distributions.

Pearlman Litigation
TD Bank, N.A. (as successor to Carolina First Bank) was named a defendant by multiple plaintiffs in three lawsuits in multiple jurisdictions arising from alleged damages sustained from a Ponzi scheme and other fraudulent activities allegedly orchestrated by Louis J. Pearlman.
Only one lawsuit remains active. America Bank of St. Paul v. TD Bank, N.A., was filed in federal court on August 26, 2009. On December 1, 2011, a jury returned a verdict of approximately US$13.6 million in compensatory damages against TD Bank N.A. On March 6, 2012, the judge awarded a further US$3.1 million in prejudgment interest against TD Bank N.A. on a post-trial motion. The 8th Circuit Court of Appeals affirmed the jury verdict, prejudgment interest and costs on April 26, 2013.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 79

Pledged Assets and Collateral
In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at April 30, 2013, securities and other assets with a carrying value of $134.6 billion (October 31, 2012 – $142.2 billion) were pledged as collateral with respect to these transactions. As at April 30, 2013, $10.6 billion (October 31, 2012 – $10.5 billion) of consumer instalment and other personal loan assets were also pledged with respect to covered bonds issued by the Bank. These assets were sold by the Bank to a SPE which is consolidated by the Bank.

Assets transferred by the Bank where the transferee has the right to sell or repledge are as follows:

Assets that can be Repledged or Sold
(millions of Canadian dollars)	As at
	April 30	October 31
	2013	2012
Trading loans, securities and other	$27,572	$29,929
Other assets	120	120
Total	$27,692	$30,049

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at April 30, 2013, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $18.0 billion (October 31, 2012 – $18.0 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $3.7 billion as at April 30, 2013 (October 31, 2012 – $4.1 billion).

Assets Sold with Recourse
In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

Assets Sold with Contingent Repurchase Obligations
The Bank sells mortgage loans to the TD Mortgage Fund (the “Fund”), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties with a majority subject to government guarantee. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Losses on the repurchased defaulted mortgages are recovered through realization of the security on the loan and the government guarantee, where applicable. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. Generally, the term of these agreements does not exceed five years.

NOTE 22: SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth and Insurance, U.S. Personal and Commercial Banking (U.S. P&C), and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The results of TD Auto Finance Canada are reported in CAD P&C. The results of TD Auto Finance U.S. are reported in U.S. P&C. Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition were reported in the Corporate segment.
Effective December 1, 2011, the results of the credit card portfolio of MBNA Canada are reported primarily in the CAD P&C and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada are reported in the CAD P&C segment. Effective March 13, 2013, the results of the U.S. credit card portfolio of Target are reported in the U.S. P&C segment and effective March 27, 2013, the results of Epoch are reported in the Wealth and Insurance segment.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 80

The following table summarizes the segment results for the three and six months ended April 30, 2013 and April 30, 2012.

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking		Insurance		Banking		Banking		Corporate		Total
			For the three months ended
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Net interest income (loss)	$2,010	$1,967	$140	$144	$1,268	$1,178	$485	$434	$(1)	$(43)	$3,902	$3,680
Non-interest income (loss)	655	636	951	904	470	409	158	174	(136)	(53)	2,098	2,070
Provision for (reversal of)
credit losses	245	274	–	–	197	192	3	6	(28)	(84)	417	388
Non-interest expenses	1,267	1,226	710	653	1,072	953	375	384	202	156	3,626	3,372
Income (loss) before
income taxes	1,153	1,103	381	395	469	442	265	218	(311)	(168)	1,957	1,990
Provision for (recovery of)
income taxes	306	295	70	77	71	86	45	21	(201)	(128)	291	351
Equity in net income of an
investment in associate,
net of income taxes	–	–	53	47	–	–	–	–	4	7	57	54
Net income (loss)	$847	$808	$364	$365	$398	$356	$220	$197	$(106)	$(33)	$1,723	$1,693
			For the six months ended
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Net interest income (loss)	$4,068	$3,897	$288	$288	$2,370	$2,335	$968	$877	$54	$(30)	$7,748	$7,367
Non-interest income (loss)	1,320	1,276	1,880	1,759	896	747	274	414	(147)	(171)	4,223	4,025
Provision for (reversal of)
credit losses	489	557	–	–	373	350	(2)	18	(58)	(133)	802	792
Non-interest expenses	2,493	2,386	1,380	1,292	2,065	2,138	768	790	415	315	7,121	6,921
Income (loss) before
income taxes	2,406	2,230	788	755	828	594	476	483	(450)	(383)	4,048	3,679
Provision for (recovery of)
income taxes	639	596	147	143	115	66	97	92	(347)	(274)	651	623
Equity in net income of an
investment in associate,
net of income taxes	–	–	100	102	–	–	–	–	16	13	116	115
Net income (loss)	$1,767	$1,634	$741	$714	$713	$528	$379	$391	$(87)	$(96)	$3,513	$3,171
Total assets as at April 30
(billions of Canadian dollars)	$284.9	$273.5	$28.1	$26.0	$221.0	$199.0	$262.0	$243.3	$30.4	$31.4	$826.4	$773.2

NOTE 23: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the six months ended April 30, 2013, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple (ACM). This guideline is based on “A global regulatory framework for more resilient banks and banking systems” (Basel III) issued by the Basel Committee on Banking Supervision (BCBS). Up until October 31, 2012, the guideline was based on the Basel II regulatory framework. OSFI’s target Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios for Canadian banks are 7%, 8.5% and 10.5%, respectively.
The Bank’s regulatory capital positions as at April 30, 2013 and October 31, 2012 were as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	April 30	October 31
	2013	2012
Common Equity Tier 1[1]	$24,677	n/a
Common Equity Tier 1 capital ratio[1,2]	8.8%	n/a
Tier 1 capital[3]	$30,401	$30,989
Tier 1 capital ratio[2,3,4]	10.8%	12.6%
Total capital[3,5]	$39,413	$38,595
Total capital ratio[2,3,6]	14.0%	15.7%
Assets-to-capital multiple[7,8]	17.7	18.0
1
Effective Q1 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the measures, CET1 and CET1 capital ratio, in accordance with the “all-in” methodology.

2	The final CAR Guideline postponed the Credit Valuation Adjustment (CVA) capital add-on charge until January 1, 2014.
3
Effective Q1 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to Q1 2013, amounts were calculated in accordance with the Basel II regulatory framework.

4	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
5	Total capital includes CET1, Tier 1 and Tier 2 capital.
6	Total capital ratio is calculated as Total capital divided by RWA.
7
The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

8
Effective Q1 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “transitional” methodology. Prior to Q1 2013, amounts were calculated in accordance with the Basel II regulatory framework.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 81

NOTE 24: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

NOTE 25: SUBSEQUENT EVENT

Sale of TD Ameritrade Shares
Subsequent to the market close on May 14, 2013, the Bank completed a private sale of 15 million shares of its investment in TD Ameritrade. The shares were sold at a price of US$21.72, a 4.5% discount to the closing market price of US$22.74. The Bank will realize a gain on the sale of these shares on the Interim Consolidated Statement of Income in the third quarter of 2013. Upon closing of the sale, the Bank held 42.24% of the total outstanding shares of TD Ameritrade, and will continue to account for its investment using the equity method.

TD BANK GROUP • SECOND QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 82

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar
Computershare Shareowner Services LLC
P.O. Box 43006
Providence, Rhode Island 02940-3006
or
250 Royall Street
Canton, Massachusetts 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website:        http://www.td.com
Internet e-mail:          customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on May 23, 2013. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD web site at www.td.com/investor/qr_2013.jsp on May 23, 2013, by approximately 12 p.m. ET. A listen-only telephone line will be available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2013.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 23, 2013, until June 24, 2013, by calling 416-640-1917 or 1-877-289-8525 (toll free).The passcode is 4615862, followed by the pound key.